Exhibit 10.1

AGREEMENT AND PLAN OF MERGER

dated as of June 25, 2014

by and among

NABORS INDUSTRIES LTD.,

NABORS RED LION LIMITED

and

C&J ENERGY SERVICES, INC.

6.17.	Additional Agreements	73
6.18.	Right of First Refusal	73
6.19.	Tax Matters	74
6.20.	Obligations of Red Lion and Merger Sub	75
6.21.	Reorganization Post-Merger	76

ARTICLE VII CONDITIONS PRECEDENT		76
7.1.	Conditions to Each Party’s Obligation to Effect the Merger	76
7.2.	Conditions to Obligations of Navy and Merger Sub	77
7.3.	Conditions to Obligations of Penny	78

ARTICLE VIII TERMINATION		79
8.1.	Termination	79
8.2.	Effect of Termination	81

ARTICLE IX GENERAL PROVISIONS		83
9.1.	Non-survival of Representations, Warranties and Agreements	83
9.2.	Notices	83
9.3.	Interpretation	85
9.4.	Counterparts	85
9.5.	Entire Agreement; No Third Party Beneficiaries	85
9.6.	Governing Law	85
9.7.	Severability	86
9.8.	Assignment	86
9.9.	Submission to Jurisdiction	86
9.10.	Enforcement	87
9.11.	WAIVER OF JURY TRIAL	87
9.12.	Amendment	88
9.13.	Extension; Waiver	88

EXHIBITS

Exhibit A	Separation Agreement

Exhibit B	Form of Surviving Corporation Charter

Exhibit C	Form of Surviving Corporation By-laws

Exhibit D	Form of Amended Red Lion Bye-laws

Exhibit 6.9(c)	Red Lion Officers Post-Closing

INDEX OF DEFINED TERMS

Section
Acceptable Confidentiality Agreement	6.4(b)(i)
Acquisition Proposal	6.4(a)
Acquisitions	5.1(e)
Adjusted Navy Restricted Share	2.4(b)
Adjusted Option	2.3(a)
Agreement	Preamble
Alliance Agreement	3.2(d)
Blue	4.2
Book-Entry Shares	2.2(b)(i)
Business Day	1.5
Cancelled Shares	2.1(b)
Certificate of Merger	1.4
Certificates	2.2(b)(i)
Change in Penny Recommendation	6.1(b)
Closing	1.5
Closing Date	1.5
Code	Recitals
Competitor	6.15(b)
Conditions	6.18(c)
Confidentiality Agreement	6.2
Debt Financing Agreements	6.13(a)
DGCL	1.3
Effective Time	1.4
Employee Benefits Agreement	3.2(a)
Encumbrance	4.1(o)(v)
End Date	8.1(c)
Environmental Claim	4.1(q)(ii)
Environmental Laws	4.1(q)(i)
Environmental Permits	4.1(q)(i)
ERISA	4.1(j)
ERISA Affiliate	4.1(j)
Event	4.1(a)(iii)
Exchange Act	4.1(d)
Exchange Agent	2.2(b)(i)
Exchange Fund	2.2(a)
Exchange Ratio	2.1(a)
Existing D&O Policy	6.10(b)
Financing Related Parties	9.14
Form S-4	6.1(a)(i)
Former Penny Holders	2.2(b)(i)
Former Penny Shares	2.2(b)(i)
GAAP	4.1(a)(iii)
Good Faith Disqualification Notice	6.14(d)

Section
Governmental Entity	4.1(c)(iii)
Hazardous Materials	4.1(q)(iii)
HSR Act	4.1(c)(iii)
Indemnified Parties	6.10(a)
Independent Director	6.9(a)
Infringe	4.1(p)
Injunction	7.1(e)
Insiders	6.7
Insurance Amount	6.10(b)
Intervening Event	6.4(f)
IRS	4.1(j)(ii)
knowledge	9.3
known	9.3
Liens	1.1
LuxCo	6.21
Marketing Period	1.5
Material Adverse Effect	4.1(a)(iii)
Merger	1.3
Merger Consideration	2.1(a)
Merger Control Law	4.1(c)(iii)
Merger Sub	Recitals
Merger Tax Opinion	6.19(b)
Navy	Preamble
Navy Adjusted Option	2.4(a)
Navy Affiliate Transaction	4.2(v)
Navy Common Stock	2.4(a)
Navy Disclosure Letter	4.2
Navy Exchange Ratio	2.4(d)
Navy Related Parties	9.14
Navy Selected Director	6.9(e)
Navy Stock Option	2.4(a)
Navy Stock Plan	2.4(b)
Navy Tax Counsel	6.19(a)
Non-US Penny Plan	4.1(j)(vii)
Non-US Red Lion Plan	4.2(j)(vii)
Note Repayment	4.1(z)
NYSE	4.1(c)(iii)
Offered Shares	6.18(a)
Offer Notice	6.18(a)
Ownership Limit	6.15(a)(iii)
Passive Investor	6.15(a)(iii)
PBGC	4.1(j)(xiii)
Penny	Preamble
Penny Affiliate Transaction	4.1(v)(ii)
Penny Board	Recitals

v

Section
Penny By-laws	1.6(a)
Penny Charter	1.6(a)
Penny Common Stock	2.1(a)
Penny Contracts	4.1(i)
Penny Disclosure Letter	4.1
Penny Employee Benefit Plan	4.1(j)
Penny Intellectual Property	4.1(p)
Penny Permits	4.1(f)
Penny Permitted Encumbrances	4.1(o)(v)
Penny Permitted Liens	4.1(o)(i)
Penny Preferred Stock	4.1(b)(i)
Penny Qualified Plans	4.1(j)(iii)
Penny Real Properties	4.1(o)(ii)
Penny Real Property Leases	4.1(o)(iii)
Penny Recommendation	6.1(b)
Penny Required Information	6.13(a)
Penny SEC Documents	4.1(d)
Penny Share Unit	2.3(c)
Penny Stockholders Meeting	6.1(b)
Penny Stock Option	2.3(a)
Penny Stock Plans	4.1(b)
Penny Tax Counsel	6.19(b)
Penny Termination Fee	8.2(b)(i)
Penny Top Customers	4.1(u)
proceedings	4.1(h)(i)
Proxy Statement	6.1(a)(i)
Public Penny Proposal	8.2(b)
Red Lion	Preamble
Red Lion Assets	4.2
Red Lion Business	4.2
Red Lion Bye-laws	1.6(b)
Red Lion Commitment Letter	4.1(z)
Red Lion Common Shares	1.1
Red Lion Contracts	4.2(i)
Red Lion Employee	2.4(a)
Red Lion Employee Benefit Plan	4.2(j)
Red Lion Entities	4.2
Red Lion Financing	4.1(z)
Red Lion Financial Statements	4.2(d)
Red Lion Group	4.2
Red Lion Intellectual Property	4.2(p)
Red Lion MOA	4.2(a)
Red Lion Permitted Encumbrances	4.2(o)(v)
Red Lion Permits	4.2(f)
Red Lion Permitted Liens	4.2(o)(i)

Section
Red Lion Qualified Plans	4.2(j)(iii)
Red Lion Real Properties	4.2(o)(ii)
Red Lion Real Property Leases	4.2(o)(iii)
Red Lion Required Information	6.13(b)
Red Lion Restructuring	Recitals
Red Lion Top Customers	4.2(u)
Refusal Period	6.18(b)
Registration Rights Agreement	3.2(e)
Representatives	6.2
Required Information	6.13(b)
Required Penny Vote	4.1(n)
Requisite Regulatory Approvals	7.1(c)
Restricted Navy Share	2.4(b)
Restricted Penny Share	2.3(b)
Restricted Red Lion Share	2.3(b)
Restructuring Tax Opinion	6.19(a)
Right of First Refusal	6.18(b)
Royal	4.2
SEC	4.1(a)(ii)
Secretary of State	1.4
Section 16 Information	6.7
Securities Act	4.1(b)(iii)
Separation Agreement	Recitals
Separation Time	2.1(d)
Significant Subsidiary	4.1(a)(ii)
Standstill Period	6.14(c)
Subsidiary	4.1(a)(i)
Superior Proposal	6.4(e)
Support Agreement	Recitals
Support Group	Recitals
Surviving Corporation	1.3
Surviving Corporation Charter	1.6(a)
Tax	4.1(h)(ii)
Tax Matters Agreement	3.2(c)
Tax Return	4.1(h)(iii)
Title IV Plan	4.2(j)(vi)
Transaction Agreements	3.2(f)
Transfer	6.15(a)
Transition Services Agreements	3.2(b)
USHC	Recitals
Violation	4.1(c)(ii)
Voting Debt	4.1(b)(ii)
Willful and Material Breach	8.2(a)

AGREEMENT AND PLAN OF MERGER dated as of June 25, 2014 (this “Agreement”) is by and among Nabors Industries Ltd., a Bermuda exempted company (“Navy”), Nabors Red Lion Limited, a Bermuda exempted company (“Red Lion”) and C&J Energy Services, Inc., a Delaware corporation (“Penny”).

WHEREAS, Red Lion is a wholly owned Subsidiary of Navy, Red Lion will form a direct wholly owned Subsidiary as a Delaware corporation (“Merger Sub”), and Red Lion will form an indirect wholly owned Subsidiary as a Delaware corporation (“USHC”) (which will be treated as a direct wholly owned Subsidiary of Red Lion for U.S. federal and, to the extent permitted, state and local income Tax purposes);

WHEREAS, concurrently with and as a condition to the execution of this Agreement, Navy and Red Lion entered into the Separation Agreement in the form attached hereto as Exhibit A (the “Separation Agreement”), pursuant to which Navy and Red Lion will cause Red Lion to undergo a restructuring more fully described in the Separation Agreement (the “Red Lion Restructuring”);

WHEREAS, at the Effective Time, the parties will effect the merger of Merger Sub with and into Penny in which the issued and outstanding shares of Penny Common Stock will be converted into the right to receive Red Lion Common Shares, with Penny continuing as the surviving corporation and as a direct wholly owned Subsidiary of Red Lion, all upon the terms and subject to the conditions set forth herein;

WHEREAS, immediately after the Merger, Red Lion will transfer Penny to USHC;

WHEREAS, the Board of Directors of Penny (the “Penny Board”) has determined that the Merger and the transactions contemplated by this Agreement are advisable and in the best interests of, Penny and its stockholders and (i) has approved and declared advisable this Agreement and the transactions contemplated by this Agreement to which Penny is a party, including the Merger, and (ii) has determined to recommend that the Penny stockholders approve this Agreement and such transactions, including the Merger;

WHEREAS, the Board of Directors of Red Lion has determined that the Red Lion Restructuring is necessary to facilitate the Merger, and that the Merger and this Agreement are advisable and in the best interests of Red Lion and has approved this Agreement and the Separation Agreement and the transactions contemplated hereby and thereby, including the Red Lion Restructuring, the Merger and the issuance of Red Lion Common Shares in connection therewith and has made all such arrangements and taken all such corporate action as is required to ensure sufficient authorized share capital exists for the issuance of the requisite number of Red Lion Common Shares at the Effective Time;

WHEREAS, the Board of Directors of Navy has approved this Agreement and the Separation Agreement and the transactions contemplated hereby and thereby, including the Merger and the Red Lion Restructuring;

WHEREAS, Navy, Red Lion and Penny desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

WHEREAS, for U.S. federal income Tax purposes, the parties intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and for Red Lion to be treated as a corporation under Section 367(a) of the Code with respect to each transfer of property thereto in connection with the Merger (other than a transfer by a shareholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii)) of Red Lion immediately following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8(c));

WHEREAS, as a condition and inducement to Navy’s willingness to enter into this Agreement, Joshua E. Comstock and certain affiliated entities (collectively, the “Support Group”) are entering into a support agreement dated as of the date hereof (the “Support Agreement”), pursuant to which, among other things, the Support Group has agreed to vote certain shares of Penny Common Stock it beneficially owns in favor of adoption of this Agreement and not to sell or otherwise transfer those shares prior to the termination of such Support Agreement in accordance with its terms;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE I
THE MERGER

1.1.                            Organization of Red Lion.  Red Lion is organized under the laws of Bermuda.  Navy owns all of the share capital of Red Lion.  As of the date hereof, the authorized share capital of Red Lion consists of 12,000 common shares, par value $1.00 per share (the “Red Lion Common Shares”), all of which have been issued to Navy, which Red Lion Common Shares are validly issued, fully paid and nonassessable, and are owned by Navy free and clear of any liens (statutory or other), pledges, charges, encumbrances and security interests whatsoever (“Liens”).

1.2.                            Organization of Merger Sub and USHC.  In accordance with the Separation Agreement, Navy and Red Lion shall cause Red Lion or its applicable Subsidiary to organize USHC and Merger Sub prior to the mailing of the Proxy Statement.  All shares of common stock of Merger Sub and USHC shall be validly issued, fully paid and nonassessable, and shall be directly or indirectly owned by Red Lion free and clear of any Liens.  The certificate of incorporation and by-laws of Merger Sub and USHC shall be in such forms as shall be determined by Red Lion.  Promptly following the organization of USHC and Merger Sub and prior to the mailing of the Proxy Statement, Red Lion shall cause each of USHC and Merger Sub to enter into and become a party to this Agreement and shall cause Merger Sub and USHC to adopt this Agreement and shall cause the stockholders of Merger Sub and USHC to approve this Agreement and the transactions contemplated hereby, including the Merger.

1.3.                            The Merger.  At the Effective Time, Merger Sub shall be merged with and into Penny (the “Merger”).  Penny will be the surviving corporation in the Merger (the “Surviving Corporation”), and the separate existence of Merger Sub shall cease.  As a result of the Merger, Penny shall become a direct wholly owned Subsidiary of Red Lion.  The Merger will have the effects set forth in the Delaware General Corporation Law (the “DGCL”).

1.4.                            Effective Time of the Merger.  Subject to the provisions of this Agreement, on the Closing Date, Penny shall execute and deliver for filing a certificate of merger (the “Certificate of Merger”) to the Secretary of State for the State of Delaware (“Secretary of State”), in such form and manner provided in the DGCL and shall make all other filings or recordings required under the DGCL to effect the Merger.  The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State or at such time thereafter as is provided in such Certificate of Merger as agreed between the parties (such time, the “Effective Time”).

1.5.                            Closing.  The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Bermuda time, on the date (the “Closing Date”) that is the second Business Day after the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VII (excluding conditions that, by their terms, are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions), unless another time or date is agreed to in writing by the parties to this Agreement; provided, however that if the Marketing Period has not ended at the time of satisfaction or waiver (subject to applicable law) of all of the conditions set forth in Article VII (excluding conditions that, by their terms, are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions), the Closing shall occur on the earlier to occur of (a) a date during the Marketing Period specified by Penny on no less than three Business Days’ notice to Navy and (b) the third Business Day immediately following the final day of the Marketing Period (subject in each case to the satisfaction or waiver (subject to applicable law) of all of the conditions set forth in Article VII (excluding conditions that, by their terms, are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions) as of the date determined pursuant to this proviso), unless another time or date is agreed to in writing by the parties to this Agreement.  The Closing shall be held at the offices of Navy, Crown House, Second Floor, 4 Par-la-Ville Road, Hamilton, HM 08, Bermuda, unless another place is agreed to in writing.  For purposes of this Agreement, “Business Day” means any day that is not a Saturday, a Sunday or other day that is a statutory holiday under the federal laws of the United States.  For purposes of this Agreement, “Marketing Period” means the first period of fifteen (15) consecutive Business Days after the date of this Agreement and following the receipt by Penny of the Required Information and during which period such Required Information shall be accurate and complete, shall not be “stale” and shall comport with the requirements for a registration statement on Form S-1 for an offering registered under the Securities Act, no auditor shall have withdrawn any audit opinion with respect to any audited financial statements contained in the Required Information, it shall not be necessary to restate any of such historical financial statements and there shall not be any material open accounting comments on the financial statements of any affiliate of Red Lion included in the Form S-4; provided, that the entirety of such period shall occur prior to August 16, 2014 or after September 2, 2014 or prior to December 15, 2014 or after January 2, 2015 and each of (i) July 2, 2014 through July 7, 2014, and (ii) November 24, 2014 through November 30, 2014 shall not be deemed a Business Day for purposes of calculating such period.

1.6.                            Charters and By-laws of the Surviving Corporation and Red Lion.  (a) At the Effective Time, (i) the certificate of incorporation of Penny (the “Penny Charter”) shall be amended and restated so as to read in its entirety as set forth on Exhibit B hereto (the “Surviving Corporation Charter”), and as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and the DGCL, and (ii) and by-laws of Penny (the “Penny By-laws”) shall be amended and restated so as to read in their entirety as set forth in Exhibit C hereto, and as so amended and restated, shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with their terms, the terms of the Surviving Corporation Charter, as the same may be amended, and the DGCL.

(b)                                 At or prior to the Effective Time, the bye-laws of Red Lion (the “Red Lion Bye-laws”) shall be amended so as to be in the form of Exhibit D hereto.

ARTICLE II
EFFECTS OF THE MERGER

2.1.                            Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Red Lion, Merger Sub, Navy, Penny or the holders of any of their securities:

(a)                                 Conversion of Penny Common Stock.  Each share of common stock, par value $0.01 per share, of Penny (“Penny Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares (as defined in Section 2.1(b)) shall be converted into the right to receive one share (the “Exchange Ratio”), subject to adjustment in accordance with Section 2.1(d), of validly issued, fully paid and nonassessable Red Lion Common Shares (the “Merger Consideration”).

(b)                                 Penny and Merger Sub-Owned Shares.  Each share of Penny Common Stock owned by Penny or Merger Sub (“Cancelled Shares”), in each case immediately prior to the Effective Time, shall be cancelled without any conversion thereof, and no consideration shall be paid with respect thereto.

(c)                                  Conversion of Merger Sub Capital Stock.  The capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of Penny Common Stock, as the surviving corporation in the Merger, following which the Surviving Corporation shall become a direct wholly owned Subsidiary of Red Lion.

(d)                                 Adjustments.  If, after the date hereof and prior to the Effective Time (or after the Separation Time (as defined in the Separation Agreement), with respect to Red Lion), Penny or Red Lion pays a dividend in, splits, combines into a smaller number of shares, or issues by reclassification any shares of Penny Common Stock (in each case, subject to the approval of Navy pursuant to Section 5.1) or Red Lion Common Shares (in each case, subject to the approval of Penny pursuant to Section 5.2), as applicable, then the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide to the holders of Penny Common Stock and Red Lion Common Shares the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted shall, from and after the date of such event, be the Exchange Ratio or other dependent item, as applicable, subject to further adjustment in accordance with this sentence.

2.2.                            Exchange of Certificates.

(a)                                 Deposit of Merger Consideration.  As of and from time to time after the Effective Time, Red Lion shall deposit with the Exchange Agent, for the benefit of the shareholders of Penny, certificates or, at Red Lion’s option, evidence of shares in book entry form, representing Red Lion Common Shares in such denominations as the Exchange Agent may reasonably specify.  Such certificates (or evidence of book-entry form, as the case may be) for Red Lion Common Shares, together with any dividends or distributions with respect thereto are hereinafter referred to as the “Exchange Fund.”

(b)                                 Exchange Procedures.  (i) Not less than three Business Days prior to the Closing, Red Lion shall designate Computershare Trust Company, N.A., or another bank or trust company reasonably acceptable to Penny, to act as exchange agent hereunder (the “Exchange Agent”) for the purpose of exchanging certificates that immediately prior to the Effective Time represented shares of Penny Common Stock (the “Certificates”) and shares of Penny Common Stock represented by book-entry (“Book-Entry Shares”) for the Merger Consideration.  As soon as reasonably practicable after the Effective Time, Red Lion shall cause to be mailed to each record holder, as of the Effective Time, of Penny Common Stock (such holders, “Former Penny Holders” and such shares, “Former Penny Shares”):  (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such holder representing such Former Penny Shares shall pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal) and (B) instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such shares, for payment of the Merger Consideration therefor.  Such letter of transmittal shall be in such form and have such other provisions as Red Lion may specify and shall be reasonably acceptable to Penny.

(ii)                                  Upon surrender by a Former Penny Holder to the Exchange Agent of a Certificate or Book-Entry Shares, as applicable, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, each Former Penny Holder shall be entitled to receive in exchange therefor:  (A) the number of Red Lion Common Shares into which such holder’s shares of Penny Common Stock represented by such holder’s properly surrendered Certificates or Book-Entry Shares, as applicable, were converted in accordance with this Article II, and such Certificates or Book-Entry Shares so surrendered shall be forthwith cancelled, and (B) a check in an amount of U.S. dollars (after giving effect to any required withholdings pursuant to Section 2.2(f)) equal to any cash dividends or other distributions that such holder has the right to receive pursuant to Section 2.2(c).

(iii)                               If issuance of the Merger Consideration is to be made to a person other than the person in whose name a surrendered Certificate is registered, it shall be a condition of issuance that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such issuance shall have paid to the Exchange Agent any transfer and other Taxes required by reason of the issuance of the Merger Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Exchange Agent that such Tax either has been paid or is not applicable.  In the event that any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Exchange Agent, including, if necessary, the posting by the holder of a bond in customary amount as indemnity against any claim that may be made against it with respect to the Certificate, the Exchange Agent shall deliver in exchange for the lost, stolen or destroyed Certificate the applicable Merger Consideration payable in respect of the shares of Penny Common Stock represented by the Certificate pursuant to this Article II.

(iv)                              No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the Certificates or Book-Entry Shares.  Until surrendered as contemplated hereby, each Certificate or Book-Entry Share shall, after the Effective Time, represent for all purposes only the right to receive upon such surrender the Merger Consideration as contemplated by this Article II, the issuance of which shall be deemed to be the satisfaction in full of all rights pertaining to shares of Penny Common Stock converted in the Merger.

(v)                                 At the Effective Time, the stock transfer books of Penny shall be closed, and thereafter there shall be no further registration of transfers of shares of Penny Common Stock that were outstanding prior to the Effective Time.  After the Effective Time, Certificates or Book-Entry Shares presented to Penny for transfer shall be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article II.

(c)                                  Distributions with Respect to Unexchanged Shares.  No dividends or other distributions with respect to Red Lion Common Shares issuable with respect to the shares of Penny Common Stock shall be paid to the holder of any unsurrendered Certificates or Book-Entry Shares until those Certificates or Book-Entry Shares are surrendered as provided in this Article II.  Upon surrender, there shall be issued and/or paid to the holder of the Red Lion Common Shares issued in exchange therefor, without interest, (A) at the time of surrender, the dividends or other distributions payable with respect to those Red Lion Common Shares with a record date on or after the date of the Effective Time and a payment date on or prior to the date of surrender and not previously paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to those Red Lion Common Shares with a record date on or after the date of the Effective Time but with a payment date subsequent to surrender.

(d)                                 Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the shareholders of Penny on the first anniversary of the Effective Time shall be delivered to Red Lion, upon demand by Red Lion, and any shareholders of Penny who have not theretofore complied with this Article II shall thereafter look only to Red Lion for payment of their claim for any part of the Merger Consideration and any dividends or distributions with respect to Red Lion Common Shares.

(e)                                  No Liability.  None of Navy, Penny or Red Lion shall be liable to any holder of shares of Penny Common Stock for cash or Red Lion Common Shares (or dividends or distributions with respect thereto) from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f)                                   Withholding.  Red Lion and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Penny Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax law.  To the extent that amounts are so withheld by Red Lion or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Penny Common Stock in respect of which such deduction and withholding was made by Red Lion or the Exchange Agent.

2.3.                            Penny Options and Other Stock-Based Awards.  The Board of Directors of each of Red Lion and Penny or the appropriate committee thereof shall take all action necessary so that:

(a)                                 Each option to acquire Penny Common Stock under any Penny Stock Plan (a “Penny Stock Option”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall, as of the Effective Time, cease to represent a right to acquire shares of Penny Common Stock and shall be converted into an option (an “Adjusted Option”) to purchase, on the same terms and conditions (including with respect to vesting and exercisability) as were applicable to such Penny Stock Option immediately prior to the Effective Time, the number of Red Lion Common Shares determined by multiplying the number of shares of Penny Common Stock subject to such Penny Stock Option immediately prior to the Effective Time by the Exchange Ratio, at an exercise price per share of Red Lion Common Shares, rounded, if necessary, up to the nearest whole cent, equal to the per share exercise price for the shares of Penny Common Stock otherwise purchasable pursuant to such Penny Stock Option immediately prior to the Effective Time divided by the Exchange Ratio; provided, however, that the adjustments provided in this Section 2.3(a) with respect to any Penny Stock Options, whether or not they are “incentive stock options” as defined in Section 422 of the Code, are intended to be effected in a manner that is consistent with Section 424(a) of the Code and Section 409A of the Code and the regulations promulgated thereunder.

(b)                                 Each issued and outstanding share of Penny Common Stock subject to vesting or other lapse restrictions under any Penny Stock Plan immediately prior to the Effective Time (a “Restricted Penny Share”) shall, as of the Effective Time, cease to represent Penny Common Stock and shall be converted into a number of Red Lion Common Shares equal to the Exchange Ratio (each, a “Restricted Red Lion Share”), with such Restricted Red Lion Shares subject to the same terms and conditions (including with respect to vesting) as were applicable to such Restricted Penny Shares immediately prior to the Effective Time.

(c)                                  Each phantom unit awarded under the Penny International Middle East FZCO Phantom Equity Arrangement sub-plan under a Penny Stock Plan, which entitles the holder thereof to cash equal to the fair market value of a share of Penny Common Stock on the date of vesting (a “Penny Share Unit”), that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, become fully vested and be converted into the right to receive an amount in cash equal to the fair market value of a share of Penny Common Stock immediately prior to the Effective Time, which cash payment will be made to the holder of such Penny Share Unit within 60 days following the Effective Time.

(d)                                 Prior to the Effective Time, Penny shall take all actions that are necessary (i) to give effect to the transactions contemplated by this Section 2.3, including amending the terms of the Penny Stock Plans, and (ii) to ensure that no individual shall have the right to receive any Penny Common Stock in connection with the exercise of a Penny Stock Option following the Effective Time.  Penny shall keep Navy fully informed, with respect to all amendments, resolutions, notices and actions that Penny intends to adopt, distribute or take in connection with the matters described in this Section 2.3, and shall provide Navy with a reasonable opportunity to review and comment on all such amendments, resolutions and notices.  As soon as reasonably practicable after the Effective Time, Red Lion shall deliver to the holders of Penny Stock Options and Restricted Penny Shares that are being converted pursuant to Sections 2.3(a) and (b) notices setting forth such holders’ rights pursuant to the Penny Stock Plan, and stating that such Penny Stock Options and Restricted Penny Shares have been converted into stock options or restricted shares of Red Lion, as applicable, and that the agreements between Penny and each such holder regarding such Penny Stock Options and Restricted Penny Shares, as applicable, shall be assumed by Red Lion and continue in effect on the same terms and conditions (subject to the adjustments required by Sections 2.3(a) and (b) after giving effect to the Merger and the terms of the Penny Stock Plan) pursuant to the applicable equity compensation plan of Penny or Red Lion.

2.4.                            Navy Options and Restricted Shares.

(a)                                 Each option held by a “Red Lion Employee” (as such term is defined in the Employee Benefits Agreement) to acquire common shares of Navy (“Navy Common Stock”) under any equity incentive plan of Navy (a “Navy Stock Option”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall, as of the Effective Time, cease to represent a right to acquire shares of Navy Common Stock and shall be cancelled by Navy and replaced by Red Lion with an option (a “Navy Adjusted Option”) to purchase, on the same terms and conditions (including with respect to vesting and exercisability) as were applicable to such Navy Stock Option immediately prior to the Effective Time, the number of Red Lion Common Shares, rounded, if necessary, down to the nearest whole share, determined by multiplying the number of shares of Navy Common Stock subject to such Navy Stock Option immediately prior to the Effective Time by the Navy Exchange Ratio, at an exercise price per share of Red Lion Common Shares, rounded, if necessary, up to the nearest whole cent, equal to the per share exercise price for the shares of Navy Common Stock otherwise purchasable pursuant to such Navy Stock Option immediately prior to the Effective Time divided by the Navy Exchange Ratio; provided, however, that the adjustments provided in this Section 2.4(a) with respect to any Navy Stock Options, whether or not they are “incentive stock options” as defined in Section 422 of the Code, are intended to be effected in a manner that is consistent with Section 424(a) of the Code and Section 409A of the Code and the regulations promulgated thereunder.  Navy shall take any and all actions that are necessary to cause the cancellation of all Navy Stock Options in accordance with this Section 2.4(a).

(b)                                 Each issued and outstanding share of Navy Common Stock held by a Red Lion Employee subject to vesting or other lapse restrictions under any equity incentive plan of Navy (a “Navy Stock Plan”) immediately prior to the Effective Time (a “Restricted Navy Share”) shall, as of the Effective Time, cease to represent Navy Common Stock and shall be cancelled by Navy and replaced by Red Lion with a number of Red Lion Common Shares equal to the Navy Exchange Ratio (each, an “Adjusted Navy Restricted Share”), with such Adjusted Navy Restricted Share subject to the same terms and conditions (including with respect to vesting, accumulated dividends and other dividend rights) as were applicable to such Restricted Navy Shares immediately prior to the Effective Time.  Navy shall take any and all actions that are necessary to cause the cancellation of all Restricted Navy Shares in accordance with this Section 2.4(b).

(c)                                  Prior to the Effective Time, Penny shall take all actions that are necessary to adopt, effective as of the Effective Time, one or more sub-plans to the Penny Stock Plans, with terms and conditions consistent with those of the Navy Stock Plan governing each applicable Navy Stock Option and Restricted Navy Share.  Effective as of the Effective Time, Red Lion shall adopt the Penny Stock Plans (together with any sub-plans thereunder adopted in accordance with the immediately preceding sentence).

(d)                                 For purposes of this Agreement, “Navy Exchange Ratio” means, subject to adjustment in accordance with Section 2.1(d), the quotient of (i) the closing price of one share of Navy Common Stock on the Business Day immediately prior to the Closing Date, divided by (ii) the closing price of one share of Penny Common Stock on the Business Day immediately prior to the Closing Date.

ARTICLE III
CERTAIN PRE-MERGER TRANSACTIONS

The following transactions shall occur at or prior to the Effective Time.

3.1.                            Red Lion Restructuring.

(a)                                 Neither Navy nor Red Lion shall agree to (i) amend, modify, update, supplement, alter or waive any provisions of the Separation Agreement (including by way of a side letter or separate agreement), or (ii) take any action that would be reasonably expected to materially delay the consummation of the Red Lion Restructuring, without the written consent of Penny, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)                                 Upon the terms and subject to the conditions of the Separation Agreement, prior to the Effective Time, Navy and Red Lion shall cause to be effected the Red Lion Restructuring in accordance with the terms of the Separation Agreement.

3.2.                            Navy/Red Lion Transaction Agreements.  Upon the terms and subject to the conditions of the Separation Agreement, at or prior to the Effective Time, Navy and Red Lion shall each execute and deliver and, if applicable, cause any of their respective Subsidiaries to execute and deliver, the following agreements, each in the form attached to the Separation Agreement in all material respects:

(a)                                 the Employee Benefits Agreement to be entered into by and between Navy, Red Lion and Penny set forth as Exhibit A to the Separation Agreement (the “Employee Benefits Agreement”);

(b)                                 the Transition Services Agreements to be entered into by and between Navy and Red Lion set forth as Exhibit B and Exhibit C to the Separation Agreement (the “Transition Services Agreements”);

(c)                                  the Tax Matters Agreement to be entered into by and between Navy and Red Lion set forth as Exhibit D to the Separation Agreement (the “Tax Matters Agreement”);

(d)                                 the Global Alliance Agreement to be entered into by and between Navy and Red Lion set forth as Exhibit E to the Separation Agreement (the “Alliance Agreement”);

(e)                                  the Registration Rights Agreement to be entered into by and between Navy and Red Lion set forth as Exhibit F to the Separation Agreement (the “Registration Rights Agreement”); and

(f)                                   all other agreements, if any, required in connection with the Red Lion Restructuring (such agreements referred to in clauses (a) through (f), together with this Agreement and the Separation Agreement, the “Transaction Agreements”).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

4.1.                            Representations and Warranties of Penny.  Except, with respect to any subsection of this Section 4.1, as set forth in the correspondingly identified subsection of the disclosure letter delivered by Penny to Navy concurrently herewith (the “Penny Disclosure Letter”) (it being understood by the parties that any information disclosed in one subsection of the Penny Disclosure Letter shall be deemed to be disclosed for purposes of each other subsection of the Penny Disclosure Letter to which the relevance of such information is reasonably apparent on its face), and except as disclosed in the Penny SEC Documents filed with the SEC between January 1, 2013 and the date hereof (excluding any disclosure set forth in any risk factor section, any disclosure in any section relating to forward looking statements or any other statements that are predictive or primarily cautionary in nature other than, in each of the foregoing, any historical facts included therein), Penny represents and warrants to Navy as follows:

(a)                                 Organization, Standing and Power.  Each of Penny and its Subsidiaries is a corporation or other entity duly organized, validly existing and, if applicable, in good standing under the laws of its jurisdiction of incorporation, has all requisite corporate or other entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and, if applicable, in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, in each case, other than as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Penny.  True, complete and correct copies of the Penny Charter and Penny By-laws as in effect on the date hereof have been made available to Navy.  As used in this Agreement:

(i)                                     the word “Subsidiary” when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, (A) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership), or (B) a majority of the stock or other equity interests of which that have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries;

(ii)                                  a “Significant Subsidiary” means any Subsidiary of Penny or Navy, as the case may be, that constitutes a Significant Subsidiary of such party within the meaning of Rule 1-02 of Regulation S-X of the Securities and Exchange Commission (the “SEC”); and

(iii)                               the term “Material Adverse Effect” means, with respect to Red Lion and the Red Lion Business on the one hand, or Penny, on the other hand, any event, occurrence, state of facts, circumstance, condition, effect or change (an “Event”), that is material and adverse to the financial condition, businesses or results of operations of the Red Lion Business (with respect to Red Lion) or Penny and its Subsidiaries taken as a whole (with respect to Penny); provided that, a “Material Adverse Effect” shall be deemed not to include any Event to the extent resulting from one or more of the following:  (A) changes in prevailing economic or market conditions of the securities, credit or financial markets in the United States or elsewhere (except to the extent those changes have a materially disproportionate effect on the Red Lion Business (with respect to Red Lion) or Penny and its Subsidiaries taken as a whole (with respect to Penny) relative to other similarly situated participants in the industries in which they operate), (B) changes or events, affecting the industries in which it or they operate generally, including changes in market prices (except to the extent those changes or events have a materially disproportionate effect on the Red Lion Business (with respect to Red Lion) or Penny and its Subsidiaries taken as a whole (with respect to Penny) relative to other similarly situated participants in the industries in which they operate), (C) changes in generally accepted accounting principles (“GAAP”) applicable to the Red Lion Business (with respect to Red Lion) or Penny and its Subsidiaries taken as a whole (with respect to Penny), (D) changes in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity, (E) the announcement or pendency of this Agreement, including termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners, employees or other business relations of the Red Lion Business (with respect to Red Lion) or Penny and its Subsidiaries taken as a whole (with respect to Penny), (F) any weather-related or other force majeure event, including any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located (except to the extent those events have a materially disproportionate effect on the Red Lion Business (with respect to Red Lion) or Penny and its Subsidiaries taken as a whole (with respect to Penny) relative to other similarly situated participants in the industries in which they operate),

(G) any failure, in and of itself, by the Red Lion Business (with respect to Red Lion) or Penny and its Subsidiaries taken as a whole (with respect to Penny) to meet any internal or published projections or forecasts in respect of revenues, earnings or other financial or operating metrics (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, and may be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect), (H) compliance by Navy or Red Lion (with respect to Red Lion) or Penny and its Subsidiaries (with respect to Penny) with the terms of this Agreement or (J) changes in the trading prices or trading volume of Penny’s capital stock or its debt instruments (with respect to Penny) (it being understood that the facts or occurrences giving rise to or contributing to such change in trading prices or trading volume may be deemed to constitute, and be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect).

(b)                                 Capital Structure; Share Calculation.  (i) The authorized capital stock of Penny consists of 100,000,000 shares of Penny Common Stock and 20,000,000 preferred shares, par value $0.01 per share (the “Penny Preferred Stock”).  As of June 25, 2014, (A) 53,942,537 shares of Penny Common Stock were issued and outstanding (not including Restricted Penny Shares), 5,067,858 shares of Penny Common Stock were subject to issuance upon the exercise or payment of outstanding Penny Stock Options, 1,408,101 Restricted Penny Shares were outstanding, no Penny Share Units were outstanding, and 2,599,502 shares of Penny Common Stock remained available for future issuance under the Penny Stock Plans, and (B) no shares of Penny Preferred Stock were outstanding or reserved for issuance.  All issued and outstanding shares of Penny Common Stock have been duly authorized and validly issued and are fully paid and, except as set forth in the DGCL, nonassessable and are not subject to preemptive rights.  Neither Penny nor any of its Subsidiaries owns any shares of Penny Common Stock (as treasury stock or otherwise).  For purposes of this Agreement, “Penny Stock Plans” means the Penny 2012 Long-Term Incentive Plan, the Penny 2010 Stock Option Plan, and the Penny 2006 Stock Option Plan.

(ii)                                  No bonds, debentures, notes or other indebtedness generally having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of Penny are issued or outstanding.

(iii)                               Except for (A) the Transaction Agreements, (B) the 5,067,858 shares of Penny Common Stock subject to issuance upon the exercise or payment of outstanding Penny Stock Options, as of June 25, 2014, (C) the 1,408,101 Restricted Penny Shares outstanding as of June 25, 2014, and (D) agreements entered into and securities and other instruments issued after the date hereof as permitted by Section 5.1, there are no options, warrants, calls, rights, commitments or agreements of any character to which Penny or any Subsidiary of Penny is a party or by which it or any such Subsidiary is bound obligating Penny or any Subsidiary of Penny to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt, Penny Share Units or stock appreciation rights of Penny or of any Subsidiary of Penny or obligating Penny or any Subsidiary of Penny to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.  There are no outstanding contractual obligations of Penny or any of its Subsidiaries (A) to repurchase, redeem or otherwise acquire any shares of capital stock of Penny or any of its Subsidiaries, or (B) pursuant to which Penny or any of its Subsidiaries is or could be required to register shares of Penny Common Stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”), except any such contractual obligations entered into after the date hereof as permitted by Section 5.1.

(iv)                              Since December 31, 2013, except as permitted by Section 5.1, Penny has not (A) issued or permitted to be issued any shares of capital stock, Penny Share Units, stock appreciation rights or securities exercisable or exchangeable for or convertible into shares of capital stock of Penny or any of its Subsidiaries, other than pursuant to and as required by the terms of the Penny Stock Plans; or (B) repurchased, redeemed or otherwise acquired, directly or indirectly through one or more of its Subsidiaries, any shares of capital stock of Penny or any of its Subsidiaries.

(v)                                 Section 4.1(b)(v) of the Penny Disclosure Letter identifies each award or other right granted under a Penny Stock Plan that would vest solely as a result of this Agreement or the transactions contemplated hereby.

(vi)                              Penny Shares Outstanding.

(1)                                 The correct total number of shares of Penny Common Stock outstanding as of the date hereof (including Restricted Penny Shares, whether or not vested) is set forth in Section 4.1(b)(iv) of the Penny Disclosure Letter, column A.

(2)                                 The correct total number of shares of Penny Common Stock subject to issuance upon the exercise or payment of any Penny Stock Options (whether vested or unvested) outstanding as of the date hereof is set forth in Section 4.1(b)(iv) of the Penny Disclosure Letter, column B.

(3)                                 The correct total number of shares of Penny Common Stock that would be issued (including Restricted Penny Shares, whether or not vested) or would be subject to issuance upon the exercise or payment of Penny Stock Options (whether vested or unvested) if Penny issued all of the Penny Stock Options and/or Restricted Penny Shares that it is permitted to issue pursuant to Section 5.1(c)(ii), is set forth in Section 4.1(b)(iv) of the Penny Disclosure Letter, column C.

(4)                                 The correct total number of Red Lion Common Shares subject to issuance upon the exercise or payment of options or other rights to acquire Red Lion Common Shares expected to be issued to employees of Penny in connection with the Merger, (other than those to be issued pursuant to Section 2.3 or described in clause (3) above) is set forth in Section 4.1(b)(iv) of the Penny Disclosure Letter, column D.

(5)                                 The correct total number of unvested Restricted Penny Shares as of the date hereof that are both not entitled to vote and for which the safe harbor described in Treasury Regulation Section 1.355-7(d)(8) applies is set forth in Section 4.1(b)(iv) of the Penny Disclosure Letter, column E.

(6)                                 The correct total number of Penny Stock Options outstanding as of the date hereof for which the safe harbor described in Treasury Regulation Section 1.355-7(d)(8) applies is set forth in Section 4.1(b)(iv) of the Penny Disclosure Letter, column F.

(c)                                  Authority.  (i) Penny has all requisite corporate power and authority to enter into this Agreement and each other Transaction Agreement to which it is a party and, subject to the approval of this Agreement by the Required Penny Vote (as defined in Section 4.1(n)), to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and each other Transaction Agreement to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Penny, subject to the approval of this Agreement by the Required Penny Vote.  This Agreement has been duly executed and delivered by Penny and constitutes a valid and binding obligation of Penny, enforceable against Penny in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.  Each other Transaction Agreement to which Penny is a party has been, or will be prior to the Effective Time, duly executed and delivered by Penny and constitutes, or will constitute at the Effective Time, a valid and binding obligation of Penny, enforceable against Penny in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

(ii)                                  The execution and delivery of this Agreement and each other Transaction Agreement to which Penny is a party does not, and the consummation of the transactions contemplated hereby and thereby will not, (A) conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest, charge or other encumbrance on any assets (any such conflict, violation, default, right of termination, cancellation or acceleration, loss or creation, a “Violation”) pursuant to, any provision of the Penny Charter, Penny By-laws or equivalent governing documents of any Subsidiary of Penny, or (B) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Penny or any Subsidiary of Penny or their respective properties or assets, which Violation, individually or in the aggregate, would reasonably be expected to (x) have a Material Adverse Effect on Penny or (y) prevent, materially delay or materially impede Penny’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(iii)                               No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign or multijurisdictional, or self-regulatory organization (a “Governmental Entity”) is required by or with respect to Penny or any Subsidiary of Penny in connection with the execution and delivery of this

Agreement or any other Transaction Agreement to which Penny is a party by Penny or the consummation by Penny of the transactions contemplated hereby or thereby, the failure to make or obtain that, individually or in the aggregate, would reasonably be expected to (x) have a Material Adverse Effect on Penny or (y) prevent, materially delay or materially impede Penny’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, except for (A) any filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act or the rules and regulations of the New York Stock Exchange(“NYSE”), including the filing with the SEC of the Proxy Statement, (B) the filing of the Certificate of Merger with the applicable Governmental Entities required by the DGCL, and (C) notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any required notices, clearances, approvals or authorizations in any jurisdiction under any statute, ordinance, law, merger control or regulation designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, restraining trade or abusing a dominant position (“Merger Control Law”).

(d)                                 SEC Documents.  Penny has furnished or filed all reports, schedules, registration statements and other documents required to be furnished or filed with the SEC since August 3, 2011 (the “Penny SEC Documents”).  As of their respective dates of being furnished or filed with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the Penny SEC Documents complied, and each Penny SEC Document filed after the date hereof and prior to the Closing Date will comply, in all material respects with the requirements of the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such Penny SEC Documents, and none of the Penny SEC Documents when so furnished or filed contained (or to the extent filed after the date hereof and prior to the Closing Date, will contain) any untrue statement of a material fact or omitted (or will omit) to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  Each Penny SEC Document that is a registration statement, as amended, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.  The financial statements of Penny included in the Penny SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein) and fairly present in all material respects the consolidated financial position of Penny and its consolidated Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown.  As of the date hereof, there are no outstanding written comments from the SEC with respect to any of the Penny SEC Documents.

(e)                                  Undisclosed Liabilities.  Except for (i) those liabilities that are reflected or reserved for in the consolidated financial statements of Penny included in its Annual Report on Form 10-K for the fiscal quarter ended December 31, 2013, as filed with the SEC prior to the date hereof, (ii) liabilities incurred since December 31, 2013 in the ordinary course of business consistent with past practice, (iii) liabilities that are, individually and in the aggregate, immaterial to Penny, (iv) liabilities incurred pursuant to the transactions contemplated by, or permitted by, this Agreement, and (v) liabilities or obligations discharged or paid in full prior to the date hereof in the ordinary course of business consistent with past practice, Penny and its Subsidiaries do not have, any liabilities or obligations of any nature whatsoever (whether accrued, absolute, contingent or otherwise) that are required to be reflected in Penny’s financial statements in accordance with GAAP.

(f)                                   Compliance with Applicable Laws and Reporting Requirements.  (i) Penny and its Subsidiaries hold all permits, certificates, licenses, variances, exemptions, orders and approvals of all Governmental Entities that are material to the operation of the businesses of Penny and its Subsidiaries, taken as a whole (the “Penny Permits”), and Penny and its Subsidiaries are, and for the two years preceding the date hereof have been, in compliance with the terms of the Penny Permits and all applicable laws and regulations, except where the failure so to hold or comply would not reasonably be expected to have a Material Adverse Effect on Penny.  The businesses of Penny and its Subsidiaries are not being and during the two years preceding the date hereof have not been conducted in violation of any law, ordinance (including zoning) or regulation of any Governmental Entity (including the Sarbanes Oxley Act of 2002), except for violations that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Penny.  No investigation by any Governmental Entity with respect to Penny or any of its Subsidiaries is pending or, to the knowledge of Penny, threatened, other than, in each case, those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Penny.

(ii)                                  Penny and its Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  Penny (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Penny in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Penny’s management as appropriate to allow timely decisions regarding required disclosure, and (B) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof, to Penny’s auditors and the audit committee of the Penny Board (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Penny’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Penny’s internal controls over financial reporting.

(g)                                  Legal Proceedings.  There is no claim, suit, action, investigation or other demand or proceeding (whether judicial, arbitral, administrative or other) pending or, to the knowledge of Penny, threatened, against or affecting Penny or any Subsidiary of Penny that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Penny or prevent, materially delay or materially impede Penny’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Penny or any Subsidiary of Penny having or that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Penny or on Red Lion after the Effective Time.

(h)                                 Taxes.  (i) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Penny:

(1)                                 Each of Penny and its Subsidiaries has duly and timely filed (including all applicable extensions) all Tax Returns required to be filed by it on or prior to the date of this Agreement (all such Tax Returns being accurate and complete in all respects), has timely paid all Taxes shown thereon as arising and has duly and timely paid all Taxes that are due and payable or claimed to be due from it by U.S. federal, state, or local or non-U.S. taxing authorities other than Taxes that are being contested in good faith, which have not been finally determined, and have been adequately reserved against in accordance with GAAP on Penny’s most recent consolidated financial statements;

(2)                                 Penny and each of its Subsidiaries has complied in all respects with all applicable laws relating to the payment, collection, withholding and remittance of Taxes (including with respect to (A) payments made to any employees, independent contractors, creditors, shareholders or other third parties and (B) sales, use or other Taxes collected with respect to payments received from customers or other third parties), including information reporting requirements, and has timely collected, deducted or withheld and paid over to the relevant taxing authority all amounts required to be so collected, deducted or withheld and paid over in accordance with applicable law;

(3)                                 Neither Penny nor, to Penny’s knowledge, any of its Subsidiaries, has received written notice of any proposed or threatened proceeding, examination, investigation, audit or administrative or judicial proceeding (“proceedings”) against, or with respect to any Taxes of, Penny or any of its Subsidiaries, and no such proceedings are currently pending;

(4)                                 No deficiencies for any Taxes have been proposed, asserted or assessed in writing against Penny or any of its Subsidiaries that have not been finally resolved and paid in full;

(5)                                 Neither Penny nor any of its Subsidiaries (A) has granted any extension or waiver of the limitation period applicable to any Tax that remains in effect, (B) has requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, (C) has executed or filed any power of attorney with any taxing authority which is still in effect or (D) is subject to a private letter ruling of the IRS or comparable rulings of any other taxing authority;

(6)                                 No claim has been made in writing by any taxing authority in a jurisdiction in which Penny or any of its Subsidiaries does not file a Tax Return that Penny or any of its Subsidiaries is or may be subject to taxation by such jurisdiction;

(7)                                 There are no liens for Taxes (other than statutory liens for Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves in accordance with GAAP have been reflected on Penny’s most recent consolidated financial statements) upon any of the assets of Penny or any of its Subsidiaries;

(8)                                 Neither Penny nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation, or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Penny and its Subsidiaries, customary tax indemnifications contained in credit or similar agreements and the Tax Matters Agreement);

(9)                                 Neither Penny nor any of its Subsidiaries (A) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which was Penny) or (B) has any liability for the Taxes of any person (other than Penny or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise;

(10)                          Neither Penny nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period (or portion thereof) ending after the Closing Date of as a result of any (A) adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or non-U.S. law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local or non-U.S. law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction or open transaction disposition made or entered into on or prior to the Closing Date, (D) prepaid amount received on or prior to the Closing Date, or (E) election by Penny or any of its Subsidiaries under Section 108(i) of the Code (or any similar provision of state, local or non-U.S. law);

(11)                          Neither Penny nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code;

(12)                          Neither Penny nor any of its Subsidiaries has taken any action or has knowledge of any fact or circumstance that could reasonably be expected to prevent (A) the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (B) Red Lion from being treated as a corporation under Section 367(a) of the Code with respect to each transfer of property thereto in connection with the Merger

(other than a transfer by a shareholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii)) of Red Lion immediately following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8(c);

(13)                          Neither Penny nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

(ii)                                  As used in this Agreement, the term “Tax” or “Taxes” means (A) all U.S. federal, state, local, and non-U.S. income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments imposed by any Governmental Entity together with all penalties and additions to tax and interest thereon and (B) any liability in respect of any items described in clause (A) payable by reason of contract, assumption, transferee or successor liability, operation of law, Treasury Regulations Section 1.1502-6 (or any similar provision of law) or otherwise.

(iii)                               As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied to, or required to be supplied to, a Governmental Entity.

(i)                                     Certain Agreements.  (i) Except for this Agreement and any other Transaction Agreement to which it is a party, as of the date hereof, neither Penny nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (i) with respect to the employment of any directors, officers or employees, or with any consultants that are natural persons, involving the payment of $500,000 or more per annum, (ii) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iii) that purports to limit the ability of Penny or any of its Subsidiaries (or, after the Effective Time, Red Lion and its Subsidiaries) to compete in any line of business, in any geographic area or with any person, or that requires referrals of business and, in each case, which limitation or requirement would reasonably be expected to be material to Penny and its Subsidiaries taken as a whole, (iv) in the case of a Penny Employee Benefit Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (whether alone or in connection with any other event, condition or circumstance), or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (v) that has as its subject matter a Penny Affiliate Transaction (as defined in Section 4.1(v)(ii)), (vi) that would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the transactions contemplated by this Agreement, (vii) that is an options, futures, forwards, swaps, hedging contracts or similar derivative contracts relating to interest rates, foreign exchange, commodity prices or otherwise, (viii) requires an aggregate payment, from and after the date hereof until the end of the term of such contract, in excess of $5 million or (ix) that is a material contract that grants “most favored nation” status that, following the Effective Time, would impose obligations upon Red Lion or any of its Subsidiaries, including Penny and its Subsidiaries.  All contracts, arrangements, commitments or understandings of the type described in this Section 4.1(i) (collectively referred to herein as the “Penny Contracts”) are valid and in full force and effect, except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Penny.  Penny has provided or made available to Navy correct and complete copies of each Penny Contract.  Neither Penny nor any of its Subsidiaries has, and to the knowledge of Penny, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a default under the provisions of, any Penny Contract, except in each case for those violations and defaults that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on Penny.

(ii)                                  Except as set forth in Section 4.1(i)(ii) of the Penny Disclosure Letter, neither Penny nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding that, after the Effective Time, would purport to limit the ability of Nabors or any of its Subsidiaries to compete in any line of business, in any geographic area or with any person, or that requires referrals of business.

(j)                                    Benefit Plans.  For purposes hereof, the following terms shall have the following meanings:

“Penny Employee Benefit Plan” means any employee benefit plan, program, policy, practice, agreement, or other arrangement providing benefits to any current or former employee, consultant, officer or director of Penny or any of its Subsidiaries or any beneficiary or dependent thereof that is entered into, sponsored or maintained by Penny or any of its Subsidiaries or to which Penny or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, insurance, stock purchase, stock option, equity award, equity-linked award, severance, employment, change of control or fringe benefit plan, program, policy, practice, agreement, or arrangement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(i)                                     Section 4.1(j)(i) of the Penny Disclosure Letter includes a complete list of all material Penny Employee Benefit Plans.

(ii)                                  With respect to each material Penny Employee Benefit Plan, Penny has made available to Navy a true and correct copy of each of the following, as applicable:  (A) the most recent annual report (Form 5500) filed with the Internal Revenue Service (“IRS”), if any, (B) the plan documents comprising such Penny Employee Benefit Plan, including any and all amendments thereto, (C) each trust agreement, insurance contract or other funding agreement relating to such Penny Employee Benefit Plan, if any, (D) the most recent summary plan description for each Penny Employee Benefit Plan for which a summary plan description is required by ERISA, (E) the most recent actuarial report or valuation relating to a Penny Employee Benefit Plan subject to Title IV of ERISA, and (F) the most recent determination letter, opinion letter or advisory letter issued by the IRS with respect to any Penny Employee Benefit Plan qualified under Section 401(a) of the Code, if any.

(iii)                               Section 4.1(j)(iii) of the Penny Disclosure Letter identifies each Penny Employee Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Penny Qualified Plans”).  The IRS has issued a favorable determination letter with respect to each Penny Qualified Plan and the related trust (or a favorable opinion letter upon which Penny or its applicable Subsidiary is entitled to rely, in the case of a prototype document for which a separate determination letter is not required) that has not been revoked, and there are no circumstances, and no events have occurred, that could reasonably be expected to adversely affect the qualified status of any Penny Qualified Plan or the related trust.  Section 4.1(j)(iii) of the Penny Disclosure Letter identifies each Penny Employee Benefit Plan funded through a trust that is intended to meet the requirements of Section 501(c)(9) of the Code, and each such trust meets such requirements and provides no disqualified benefits (as such term is defined in Section 4976(b)) of the Code.

(iv)                              All contributions required to be made to any Penny Employee Benefit Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Penny Employee Benefit Plan, for any period through the date hereof have been timely made or paid in full (except where Penny’s failure to timely make such contributions or pay such premiums would not result in any material liability, penalty or tax).

(v)                                 With respect to each Penny Employee Benefit Plan, Penny and its Subsidiaries have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to such Penny Employee Benefit Plans, and each Penny Employee Benefit Plan has been administered in all material respects in accordance with its terms.  There is not now, nor do any circumstances exist that could give rise to, any requirement for the posting of security with respect to a Penny Employee Benefit Plan or the imposition of any lien on the assets of Penny or any of its Subsidiaries under ERISA or the Code.

(vi)                              Neither Penny nor any of its Subsidiaries has ever maintained, sponsored or contributed to, or had an obligation to maintain, sponsor or contribute to, or had any actual or contingent liability or obligation with respect to, and no Penny

Employee Benefit Plan is, a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code or a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.  Neither Penny nor any of its Subsidiaries has any actual or contingent liability under Title IV of ERISA.

(vii)                           With respect to any Penny Employee Benefit Plan that is maintained outside of the United States (a “Non-US Penny Plan”), (A) if intended to qualify for special tax treatment, the Non-US Penny Plan meets the requirements for such treatment in all material respects, (B) the financial statements of Penny and its Subsidiaries accurately reflect the Non-US Penny Plan liabilities and accruals for contributions required to be paid to the Non-US Penny Plans, in accordance with applicable GAAP consistently applied, and (C) there have not occurred, nor are there continuing, any transactions or breaches of fiduciary duty under any law or regulation in connection with a Non-US Penny Plan which could have a Material Adverse Effect on (1) any Non-US Penny Plan or (2) the condition of Penny or any of its Subsidiaries.

(viii)                        Neither Penny nor any of its Subsidiaries, nor any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(ix)                              Section 4.1(j)(ix) of the Penny Disclosure Letter sets forth each Penny Employee Benefit Plan under which the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event, condition or circumstance) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, consultant or director of Penny or any of its Subsidiaries, or could limit the right of Penny or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Penny Employee Benefit Plan or trust.

(x)                                 Except as set forth in Section 4.1(j)(x) of the Penny Disclosure Letter, neither Penny nor any of its Subsidiaries is a party to or maintains any plan, program, practice, agreement, arrangement, or policy that (A) would result, separately or in the aggregate, in connection with this Agreement or the transactions contemplated hereby, in the payment or provision (whether in connection with any termination of employment or otherwise) of any “excess parachute payment” within the meaning of Section 280G of the Code with respect to a current or former employee or current or former consultant or contractor of Penny or any of its Subsidiaries or (B) could give rise to the payment of any amount that would not be deductible by reason of Section 162(m) of the Code.

(xi)                              No Penny Employee Benefit Plan provides for a tax gross-up or any similar payments or benefits with respect to the excise tax imposed under Section 4999 of the Code or the tax or penalties imposed under Section 409A of the Code.

(xii)                           To Penny’s knowledge, none of Penny and its Subsidiaries nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which would reasonably be expected to subject any of the Penny Employee Benefit Plans or their related trusts, Penny, any of its Subsidiaries or any person that Penny or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(xiii)                        There are no pending or, to Penny’s knowledge, threatened, claims (other than routine claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and to Penny’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit against the Penny Employee Benefit Plans, any fiduciaries thereof with respect to their duties to the Penny Employee Benefit Plans or the assets of any of the trusts under any of the Penny Employee Benefit Plans which could reasonably be expected to result in any material liability of Penny or any of its Subsidiaries to the Pension Benefit Guaranty Corporation (“PBGC”), the Department of Treasury, the Department of Labor, any Penny Employee Benefit Plan or any participant in a Penny Employee Benefit Plan.

(xiv)                       Neither Penny nor any of its Subsidiaries has any liability for life, or medical benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to Penny or any of its Subsidiaries.

(xv)                          Each Penny Employee Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered, in all material respects, in compliance with Section 409A of the Code and any guidance issued by the Department of Treasury or the IRS thereunder, to the extent applicable to such plan.

(xvi)                       All Penny Stock Options were granted at an exercise price at least equal to the fair market value (within the meaning of Section 409A of the Code and the regulations promulgated thereunder) of a share of Penny Common Stock on the date of grant and no Penny Stock Option has been extended or amended, and no Penny Stock Option has been repriced, in each case since the date of grant.

(k)                                 Subsidiaries.  Exhibit 21.1 to Penny’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed with the SEC on February 26, 2014 includes all the Subsidiaries of Penny that are Significant Subsidiaries.  All of the shares of capital stock or other equity interests of each of the Subsidiaries held by Penny or by another Subsidiary of Penny are fully paid and nonassessable and are owned by Penny or a Subsidiary of Penny free and clear of any Lien.

(l)                                     Absence of Certain Changes or Events.  Since December 31, 2013, (i) Penny and its Subsidiaries have conducted their respective businesses in the ordinary course consistent in all material respects with their past practices and (ii) there has not been any change, circumstance or event that has had, or would reasonably be expected to have, a Material Adverse Effect on Penny.

(m)                             Board Approval.  The Penny Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held, has (A) approved and declared advisable this Agreement, (B) recommended that the stockholders of Penny approve and adopt this Agreement and the transactions contemplated hereby to which Penny is a party, including the Merger, and directed that such matter be submitted for consideration by Penny shareholders at the Penny Stockholders Meeting (as defined in Section 6.1(b)), and (C) approved each other Transaction Agreement to which it is a party.  The Penny Board has taken all action necessary to exempt this Agreement, any other Transaction Agreement, the Merger and the other transactions contemplated by this Agreement from Section 203 of the DGCL.  To the knowledge of Penny, no “moratorium,” “control share,” “fair price” or other anti-takeover law or regulation (other than Section 203 of the DGCL) is applicable to this Agreement, the Merger, or the other transactions contemplated hereby.

(n)                                 Vote Required of Penny Stockholders.  The affirmative vote of the holders of a majority of the outstanding shares of Penny Common Stock to approve this Agreement (the “Required Penny Vote”) is the only vote of the holders of any class or series of Penny capital stock necessary to approve this Agreement and the transactions contemplated hereby.

(o)                                 Properties.  (i) Other than with respect to the Penny Real Properties (which are addressed in clauses (ii)-(v) of this Section 4.1(o)), Penny or one of its Subsidiaries (A) has good and marketable title to all the properties and assets reflected in the latest audited balance sheet included in the Penny SEC Documents as being owned by Penny or one of its Subsidiaries or acquired after the date thereof that are material to Penny’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, except (1) statutory Liens securing payments not yet due, (2) such imperfections or irregularities of title, claims, liens, charges, security interests, easements, covenants and other restrictions or encumbrances as do not affect in any material respect the current use of the properties or assets subject thereto or affected thereby or otherwise impair in any material respect the business operations at such properties and (3) mortgages, deeds of trust or security interests related to indebtedness reflected on the consolidated financial statements of Penny (such Liens in clauses (1) through (3), “Penny Permitted Liens”), and (B) is the lessee of all leasehold estates reflected in the latest audited financial statements included in the Penny SEC Documents or acquired after the date thereof that are material to its business on a consolidated basis (except for leases that have expired by their terms since the date thereof or been assigned, terminated or otherwise disposed of in the ordinary course of business consistent with past practice) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without any material default thereunder by the lessee or, to Penny’s knowledge, the lessor.

(ii)                                  Except as would not reasonably be expected to have a Material Adverse Effect on Penny, Penny or one of its Subsidiaries has good and marketable either fee simple or leasehold (as the case may be) title to all real properties occupied, used or held for use in Penny’s business or reflected in the latest audited balance sheet included in the Penny SEC Documents (except for leases that have expired by their terms since the date thereof or been assigned, terminated or otherwise disposed of in the ordinary course of business consistent with past practice) (the “Penny Real Properties”), in each case free and clear of all Liens and Encumbrances other than Penny Permitted Liens and Penny Permitted Encumbrances.  All aspects of the Penny Real Property are in compliance in all material respects with any and all restrictions and other provisions included in the Penny Permitted Encumbrances, and there are no matters which create, or which with notice or the passage of time would create, a default under any of the documents evidencing the Penny Permitted Encumbrances, except in each case where the failure to comply or the default would not reasonably be expected to have a Material Adverse Effect on Penny.

(iii)                               Each of the leases and subleases pursuant to which Penny or any of its Subsidiaries leases the leased Penny Real Properties (the “Penny Real Property Leases”) is valid, binding and in full force and effect without default thereunder by the lessee or, to Penny’s knowledge, the lessor (and there are no outstanding defaults or circumstances which, upon the giving of notice or passage of time or both, would constitute a default or breach by either party under any Penny Real Property Lease), except in each case where the failure to comply or the default would not reasonably be expected to have a Material Adverse Effect on Penny.  True and complete copies of all Penny Real Property Leases that are material to Penny have been made available by Penny to Navy prior to the date of this Agreement, including all amendments or modifications thereof and all side letters or other instruments affecting the obligations of any party thereunder.  There is no pending or, to the knowledge of Penny, threatened suit, action or proceeding with respect to any leased property that is material to Penny’s business which would reasonably be expected to interfere in any material respect with the quiet enjoyment of any tenant.  As used herein, the term “lease” shall also include subleases, the term “lessor” shall also include any sublessor, and the term “lessee” shall also include any sublessee.

(iv)                              Except as would not reasonably be expected to have a Material Adverse Effect on Penny, all buildings, structures, improvements and fixtures located on or within the Penny Real Property, and all other aspects of the Penny Real Property, (1) are in good operating condition and repair and are structurally sound and free of any defects; (2) are suitable, sufficient and appropriate in all respects for their current and contemplated uses; and (3) consist of sufficient land, parking areas, sidewalks, driveways and other improvements (and otherwise have adequate ingress and egress to public rights of way) to permit the continued use of such facilities in the manner and for the purposes to which they are presently devoted or to which they are contemplated to be devoted.

(v)                                 As used herein, the term “Encumbrance” shall mean any mortgage, deed of trust, lease, license, condition, covenant, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, third party right or encumbrance of any kind or nature.  As used herein, the term “Penny Permitted Encumbrances” means easements, rights-of-way, encroachments, restrictions, conditions and other similar encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not materially and adversely impact the use of the applicable Penny Real Property in the business as currently operated or otherwise materially and adversely impair Penny’s business operations at such location (as currently operated).

(p)                                 Intellectual Property.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Penny, (i) Penny or its Subsidiaries own free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever other than Penny Permitted Liens or have a valid license to use all material patents, trade secrets, copyrights, trademarks, service marks, domain names, trade names, confidential know-how and other intellectual property (including any registrations or applications for registration of any of the foregoing) (collectively, the “Penny Intellectual Property”) necessary to carry on their business as currently conducted, (ii) the Penny Intellectual Property does not infringe, misappropriate, dilute, violate or make unauthorized use of (“Infringe”) the intellectual property rights of third parties and is not being Infringed by any third parties, (iii) to the knowledge of Penny, no facts or circumstances exist that would affect the validity, substance or existence of, or Penny’s rights in, the Penny Intellectual Property, (iv) Penny and its Subsidiaries have taken reasonable actions to protect and maintain the Penny Intellectual Property, including Penny Intellectual Property that is confidential in nature, and (v) there are no claims, suits or other actions, and to the knowledge of Penny, no claim, suit or other action is threatened, that seek to limit or challenge the validity, enforceability, ownership, or right to use, sell or license the Penny Intellectual Property, nor does Penny know of any valid basis therefor.

(q)                                 Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Penny:

(i)                                     Penny and its Subsidiaries hold, and are in compliance with all applicable permits, licenses, approvals, certifications, registrations and other governmental authorizations (“Environmental Permits”) required under all applicable foreign, federal, state and local laws, statutes, rules, regulations, ordinances, orders and decrees relating in any manner to contamination, pollution or protection of natural resources or the environment or exposure to hazardous or toxic substances, materials or wastes (“Environmental Laws”) for Penny to conduct its operations, and are in compliance with all applicable Environmental Laws;

(ii)                                  to Penny’s knowledge, Penny and its Subsidiaries have not received or been subject to any written notice, claim, demand, action, suit, complaint, proceeding or other communication by any person alleging any violation of, or any actual or potential liability under, any Environmental Laws (an “Environmental Claim”), and Penny has no knowledge of any pending or threatened Environmental Claim; and

(iii)                               neither Penny nor any of its Subsidiaries has released any contaminant, pollutant or other hazardous or toxic substance, material or waste regulated as such under Environmental Laws or any other substance, material or waste that would reasonably be expected to result in liability under any Environmental Laws (collectively, “Hazardous Materials”) at, on, from or under any of the properties or facilities currently or formerly owned or leased by Penny or its Subsidiaries in violation of, or in a manner, location or quantity that would reasonably be expected to require remedial action under, any Environmental Laws.

(r)                                    Labor and Employment Matters.  Except as would not, individually or in the aggregate, reasonably be expected to result in any material liability to Penny or any of its Subsidiaries, (i) there is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to the knowledge of Penny, threatened against Penny or any of its Subsidiaries, (ii) to Penny’s knowledge, no union organizing campaign with respect to any employees of Penny or its Subsidiaries is underway or threatened, (iii) there is no unfair labor practice charge or complaint against Penny or its Subsidiaries pending or, to the knowledge of Penny, threatened before the National Labor Relations Board or any similar state or foreign agency, (iv) there is no grievance pending relating to any collective bargaining agreement or other grievance procedure, and (v) no charges with respect to or relating to Penny or its Subsidiaries are pending before the Equal Employment Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices.  Section 4.1(r) of the Penny Disclosure Letter sets forth a complete list of each bargaining unit of Penny or any of its Subsidiaries that is represented by a labor union and each collective bargaining agreement or similar labor-related agreement or arrangement to which Penny or any of its Subsidiaries is a party or subject.

(s)                                   Information Supplied.  None of the information supplied or to be supplied by Penny for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement will, at the date of mailing to shareholders and at the time of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Proxy Statement relating to the Penny Stockholders Meeting will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder.  No representation or warranty is made by Penny with respect to statements made or incorporated by reference therein based on information supplied by Navy or its Affiliates for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement.

(t)                                    Insurance.  Penny and its Subsidiaries maintain insurance in such amounts and covering such losses and risks as, in Penny’s reasonable determination, is adequate to protect Penny and its Subsidiaries and their respective businesses and is customary for companies engaged in similar businesses in similar industries.  With respect to each insurance policy, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Penny, (i) the policy is in full force and effect and all premiums due thereon have been paid, (ii) neither Penny nor any of its Subsidiaries is in breach or default, and neither Penny nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any such policy, and (iii) to the knowledge of Penny, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, and no notice of cancellation or termination has been received with respect to any such policy.

(u)                                 Customers.  Prior to the date hereof, Penny has furnished to Navy a list of the ten largest customers of Penny (on a consolidated basis) for the calendar year ended December 31, 2013 (the “Penny Top Customers”).  During the 12 months prior to the date hereof:  (i) no Penny Top Customer has cancelled or otherwise terminated its relationship with Penny or any of its Subsidiaries; and (ii) no Penny Top Customer has threatened in writing to cancel or otherwise terminate its relationship with Penny or any of its Subsidiaries or its usage of the services of Penny or any of its Subsidiaries.

(v)                                 Related-Party Transactions.  (i) Except for passive ownership of less than five percent (5%) of the outstanding stock of any publicly traded entity, no member of the Support Group owns, directly or indirectly, any interest in, or is an officer, director, employee or consultant of or otherwise receives remuneration from, (x) any business that competes, directly or indirectly, with Penny or its affiliates, or (y) any lessor, lessee, customer or supplier of Penny.  No officer or director of Penny or any member of the Support Group has any interest in any tangible or intangible assets or real or personal property used in or pertaining to the business of Penny.

(ii)                                  Except for employment contracts entered into in the ordinary course of business consistent with past practice and filed as an exhibit to a Penny SEC Document, Section 4.1(v)(ii) of the Penny Disclosure Letter (i) sets forth a correct and complete list of the contracts or arrangements under which Penny has any existing or future liabilities of the type required to be reported by Penny pursuant to Item 404 of Regulation S-K promulgated by the SEC (a “Penny Affiliate Transaction”), between Penny or any of its Subsidiaries, on the one hand, and, on the other hand, any (A) present or former officer or director of Penny or any of its Subsidiaries or any of such officer’s or director’s immediate family members, (B) record or beneficial owner of more than 5% of the Penny Common Stock, or (C) any affiliate of any such officer, director or owner, since December 31, 2012, and (ii) identifies each Penny Affiliate Transaction that is in existence as of the date of this Agreement.  Penny has provided or made available to Navy correct and complete copies of each contract or other relevant documentation (including any amendments or modifications thereto) providing for each Penny Affiliate Transaction.

(w)                               Plants and Equipment.  To Penny’s knowledge, the plants, structures and equipment necessary for the continued operation of the businesses of Penny or any of its Subsidiaries are sufficient to conduct their material operations in the ordinary course of business in a manner consistent with their past practices.

(x)                                 Brokers or Finders.  No agent, broker, investment banker, financial advisor or other firm or person except Citigroup Global Markets Inc. and Tudor, Pickering, Holt & Co. Securities Inc. is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee from Penny or any of its Subsidiaries in connection with any of the transactions contemplated by this Agreement.

(y)                                 Opinions of Penny Financial Advisors.  Penny has received the opinion of Citigroup Global Markets Inc. to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications and limitations set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of Penny Common Stock.  Penny has also received the opinion of Tudor, Pickering, Holt & Co. Securities Inc. to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications and limitations set forth therein, the Exchange Ratio provided in the Merger pursuant to the Merger Agreement is fair from a financial point of view to the holders of Penny Common Stock, other than any Shares held by Penny or Merger Sub. Such opinions have not been amended in any material respect or rescinded as of the date of this Agreement.

(z)                                  Contemplated Red Lion Financing.  Penny has delivered to Navy a true and complete copy of the executed debt commitment letter (the “Red Lion Commitment Letter”), dated June 25, 2014, by and between Penny and Citigroup Global Markets Inc., pursuant to which the lenders party thereto have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein to USHC (the “Red Lion Financing”) for use in connection with the Red Lion Restructuring and the Note Repayment.   “Note Repayment” shall have the meaning set forth in the Separation Agreement.   The Red Lion Commitment Letter has not been amended or modified on or prior to the date of this Agreement, and as of the date of this Agreement the commitments contained in the Red Lion Commitment Letter have not been withdrawn or rescinded in any respect.   As of the date hereof, there are no side letters or agreements to which Penny or any of its Subsidiaries is a party related to the funding of Red Lion Financing that could reasonably be expected to adversely affect the availability of the Red Lion Financing.   Penny has fully paid any and all commitment fees or other fees in connection with the Red Lion Commitment Letter that are payable on or prior to the date hereof, and as of the date hereof, the Red Lion Commitment Letter is in full force and effect and is the legal, valid and binding enforceable obligation of Penny, and, to the knowledge of Penny, each of the other parties thereto.   There are no conditions precedent or other contingencies related to the funding of the full amount of the Red Lion Financing, other than as expressly set forth in the Red Lion Commitment Letter and Penny does not have any reason to believe that the conditions to the Red Lion Financing will not be satisfied or that the Red Lion Financing will not be available to USHC on the Closing Date.   As of the date hereof, subject to the accuracy of the representations and warranties of Navy set forth in Section 4.2, no event has occurred, which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Penny or, to the knowledge of Penny, any other party thereto under the Red Lion Commitment Letter.

(aa)                          No Other Representations or Warranties.  Except for the representations and warranties contained in this Section 4.1 (as modified by the Penny Disclosure Letter), or the certificates delivered pursuant to Section 7.2, neither Penny nor any of its Subsidiaries or Representatives makes any other express or implied representation or warranty with respect to Penny or any of its Subsidiaries or the transaction contemplated by this Agreement or any other assets, rights or obligations to be transferred hereunder or pursuant hereto, and Penny disclaims any other representations or warranties, whether made by Penny or any of its affiliates or its Representatives.  The parties hereto agree that neither Penny nor any other person on behalf of Penny (i) makes any representation or warranty or (ii) will have any or be subject to any liability or obligation with respect to Penny or any of its Subsidiaries regarding any projections or probable or future revenues, expenses, profitability or financial results of Penny or its Subsidiaries, any material made available to Navy or Red Lion at any time in certain “data rooms”, management presentations, “break-out” discussions, responses to questions submitted by or on behalf of Navy or Red Lion, whether orally or in writing, or in any other form in expectation or furtherance of the transactions contemplated by this Agreement.

4.2.                            Representations and Warranties of Navy.  Except, with respect to any subsection of this Section 4.2, as set forth in the correspondingly identified subsection of the disclosure letter delivered by Navy to Penny concurrently herewith (the “Navy Disclosure Letter”) (it being understood by the parties that any information disclosed in one subsection of the Navy Disclosure Letter shall be deemed to be disclosed for purposes of each other subsection of the Navy Disclosure Letter to which the relevance of such information is reasonably apparent on its face), Navy represents and warrants to Penny as follows.  For purposes of this Agreement, “Red Lion Entities” means (i) prior to completion of the Red Lion Restructuring, Nabors Completion & Production Services Co., a Delaware corporation (“Blue”), Nabors Production Services (“Royal”), a division of Nabors Drilling Canada Limited, an Alberta corporation, and their respective Subsidiaries, and (ii) from and after completion of the Red Lion Restructuring, the Red Lion Group.  For purposes of this Agreement, the terms “Red Lion Group”, “Red Lion Assets” and “Red Lion Business” have the meanings set forth in the Separation Agreement, provided, for the avoidance of doubt, that “Red Lion Group” when used in this Agreement shall include only those persons that shall be members of the Red Lion Group immediately following the Red Lion Restructuring and shall not include Penny and its Subsidiaries.

(a)                                 Organization, Standing and Power.  Red Lion is an exempted company duly organized, validly existing and, if applicable, in good standing under the laws of Bermuda.  Each member of the Red Lion Group will, as of the Effective Time, be a corporation or other entity duly organized, validly existing and, if applicable, in good standing under the laws of its jurisdiction of incorporation, have all requisite corporate or other entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and be duly qualified and, if applicable, in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, in each case, other than as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Red Lion.  True, complete and correct copies of the memorandum of association of Red Lion (the “Red Lion MOA”) and Red Lion Bye-laws as in effect on the date hereof have been made available to Penny.

(b)                                 Capital Structure.  (i) As of the date hereof, the authorized share capital of Red Lion consists of 12,000 Red Lion Common Shares.  Immediately prior to the completion of the Red Lion Restructuring, the authorized share capital of Red Lion shall be US$8,000,000 consisting of 800 million common shares, each of par value US$0.01.  Immediately prior to the Effective Time, (a) all of the issued and outstanding Red Lion Common Shares will be owned of record by Navy, (b) will be validly issued, fully paid and nonassessable, (c) will not be subject to or issued in violation of any preemptive rights and (d) will be owned by Navy free and clear of any liens.  Immediately prior to the Effective Time, there will be issued and outstanding a number of Red Lion Common Shares equal to 12,000 plus the number of Red Lion Common Shares determined in accordance with Section 2.3 of the Separation Agreement.  As of the date hereof, there are 376,193 Navy Stock Options held by an employee of Blue or Royal and there are 604,185 Restricted Navy Shares held by an employee of Blue or Royal.

(ii)                                  No bonds, debentures, notes or other Voting Debt of Red Lion are issued or outstanding.

(iii)                               Except for (A) the Transaction Agreements and (B) agreements entered into and securities and other instruments issued after the date hereof as permitted by Section 5.2, there are no options, warrants, calls, rights, commitments or agreements of any character to which any member of the Red Lion Group is a party or by which it or any such Subsidiary is bound obligating any member of the Red Lion Group to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt or stock appreciation rights of any member of the Red Lion Group or obligating any member of the Red Lion Group to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.  There are no outstanding contractual obligations of any member of the Red Lion Group (A) to repurchase, redeem or otherwise acquire any shares of capital stock of any member of the Red Lion Group, or (B) pursuant to which any member of the Red Lion Group could be required to register Red Lion Common Shares or other securities under the Securities Act, except any such contractual obligations entered into after the date hereof as permitted by Section 5.2.

(iv)                              Since December 31, 2013, except as permitted by Section 5.2, (A) Red Lion has not (1) issued or permitted to be issued any shares, share appreciation rights or securities exercisable or exchangeable for or convertible into shares of any member of the Red Lion Group, or (2) repurchased, redeemed or otherwise acquired, directly or indirectly through one or more members of the Red Lion Group, any shares of any member of the Red Lion Group, and (B) Navy has not issued or permitted to be issued any shares, share appreciation rights or securities exercisable or exchangeable for or convertible into shares of Navy that will be converted into Navy Adjusted Options or Adjusted Navy Restricted Shares in accordance with Section 2.4.

(v)                                 Section 4.2(b)(v) of the Navy Disclosure Letter identifies each award or other right granted under a Navy Stock Plan that would vest as a result of this Agreement or the transactions contemplated hereby.

(vi)                              At the Effective Time, all of the issued and outstanding capital stock of Merger Sub shall consist of shares of common stock, par value $.01 per share, and will be owned directly by Red Lion, and there will be (A) no other shares of capital stock or other voting securities of Merger Sub, (B) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or other voting securities of Merger Sub and (C) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue any capital stock, other voting securities or securities convertible into or exchangeable for capital stock or other voting securities of Merger Sub.  Prior to the Effective Time Merger Sub will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(c)                                  Authority.  (i) Navy and Red Lion have, and prior to the Penny Stockholders Meeting Merger Sub and USHC will have, all requisite corporate power and authority to enter into this Agreement and each other Transaction Agreement to which it is a party and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and each other Transaction Agreement to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Navy and Red Lion and prior to the Penny Stockholders Meeting will be duly authorized by all necessary corporate action on the part of Merger Sub and USHC.  This Agreement has been duly executed and delivered by Navy and by Red Lion and constitutes a valid and binding obligation of Navy and of Red Lion, enforceable against Navy and against Red Lion in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.  Prior to the Penny Stockholders Meeting, this Agreement will be duly executed and delivered by Merger Sub and by USHC and constitutes a valid and binding obligation of Navy and of Red Lion, enforceable against Navy and against Red Lion in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.  Each other Transaction Agreement to which Navy or Red Lion is a party has been, or will be prior to the Effective Time, duly executed and delivered by Navy or Red Lion, as applicable, and constitutes, or will constitute at the Effective Time, a valid and binding obligation of Navy or Red Lion, as applicable, enforceable against Navy or Red Lion, as applicable, in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

(ii)                                  The execution and delivery of this Agreement and each other Transaction Agreement to which Navy or Red Lion is a party and the execution and delivery of this Agreement by Merger Sub and USHC does not, and the consummation of the transactions contemplated hereby and thereby will not, (A) result in any Violation of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest, charge or other encumbrance on any assets pursuant to, any provision of the Red Lion MOA, Red Lion Bye-laws or equivalent governing documents of any other member of the Red Lion Group that is a Subsidiary of Navy, or (B) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Red Lion Business or any Red Lion Entity, which Violation, individually or in the aggregate, would reasonably be expected to (x) have a Material Adverse Effect on Red Lion or (y) prevent, materially delay or materially impede Navy’s, Red Lion’s, Merger Sub’s or USHC’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(iii)                               No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Navy, any Red Lion Entity, Merger Sub or USHC in connection with the execution and delivery of this Agreement or any other Transaction Agreement to which Navy or Red Lion is a party by Navy, Red Lion, Merger Sub or USHC, or the consummation by Navy, Red Lion, Merger Sub or USHC of the transactions contemplated hereby or thereby, the failure to make or obtain that, individually or in the aggregate, would reasonably be expected to (x) have a Material Adverse Effect on Red Lion or (y) prevent, materially delay or materially impede Navy’s or Red Lion’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, except for (A) any filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act or the rules and regulations of the NYSE, including the filing with the SEC of the Form S-4, (B) the filing of the Certificate of Merger with the applicable Governmental Entities required by the DGCL, (C) the filing of the Certificate of Incorporation of USHC and Merger Sub with the applicable Governmental Entities required by the DGCL, (D) notices or filings under the HSR Act and any required clearances, approvals or authorizations under any Merger Control Law and (E) any permissions or consents under Bermuda law which have been given or obtained prior to the date hereof.

(d)                                 Financial Statements.  Section 4.2(d) of the Navy Disclosure Letter contains the following financial statements (collectively, with any notes thereto, the “Red Lion Financial Statements”):  (i) the audited financial statements of Blue, as of and for the fiscal year ended December 31, 2013, (ii) the unaudited financial statements of Royal, as of and for the fiscal year ended December 31, 2013, (iii) the unaudited financial statements of Blue, as of March 31, 2014, for the three month period then ended and (iv) the unaudited financial statements of Royal, as of March 31, 2014, for the three month period then ended.  The Red Lion Financial Statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein) and fairly present in all material respects the consolidated financial position of the Red Lion Business and the consolidated results of operations, changes in shareholders’ equity and/or cash flows of the Red Lion Business, as applicable, as of the dates and for the periods shown.  As of the date hereof, no member of the Red Lion Group is required to file any form, report, registration statement, prospectus or other document with the SEC.

(e)                                  Undisclosed Liabilities.  Except for (i) those liabilities that are reflected or reserved for in the Red Lion Financial Statements, (ii) liabilities incurred since December 31, 2013 in the ordinary course of business consistent with past practice, (iii) liabilities that are, individually and in the aggregate, immaterial to the Red Lion Business, (iv) liabilities incurred pursuant to the transactions contemplated by, or permitted by, this Agreement, and (v) liabilities or obligations discharged or paid in full prior to the date hereof in the ordinary course of business consistent with past practice, the Red Lion Entities do not have, any liabilities or obligations of any nature whatsoever (whether accrued, absolute, contingent or otherwise) that are required to be reflected in the financial statements of the Red Lion Business in accordance with GAAP.

(f)                                   Compliance with Applicable Laws.  The Red Lion Entities hold all permits, certificates, licenses, variances, exemptions, orders and approvals of all Governmental Entities that are material to the operation of the Red Lion Business, taken as a whole (the “Red Lion Permits”), and the Red Lion Entities are, and for the two years preceding the date hereof have been, in compliance with the terms of the Red Lion Permits and all applicable laws and regulations, except where the failure so to hold or comply would not reasonably be expected to have a Material Adverse Effect on Red Lion.  The Red Lion Business is not being and during the two years preceding the date hereof has not been conducted in violation of any law, ordinance

(including zoning) or regulation of any Governmental Entity, except for violations that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Red Lion.  No investigation by any Governmental Entity with respect to the Red Lion Entities is pending or, to the knowledge of Red Lion, threatened, other than, in each case, those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Red Lion.

(g)                                  Legal Proceedings.  There is no claim, suit, action, investigation or other demand or proceeding (whether judicial, arbitral, administrative or other) pending or, to the knowledge of Navy, threatened, against or affecting any Red Lion Entity that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Red Lion or prevent, materially delay or materially impede Navy’s or Red Lion’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against any Red Lion Entity having or that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Red Lion after the Effective Time.

(h)                                 Taxes.  (i) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Red Lion:

(1)                                 Each member of the Red Lion Group has duly and timely filed (including all applicable extensions) all Tax Returns required to be filed by it on or prior to the date of this Agreement (all such Tax Returns being accurate and complete in all respects), has timely paid all Taxes shown thereon as arising and has duly and timely paid all Taxes that are due and payable or claimed to be due from it by U.S. federal, state, or local or non-U.S. taxing authorities other than Taxes that are being contested in good faith, which have not been finally determined, and have been adequately reserved against in accordance with GAAP on the Red Lion Financial Statements;

(2)                                 Each member of the Red Lion Group has complied in all respects with all applicable laws relating to the payment, collection, withholding and remittance of Taxes (including with respect to (A) payments made to any employees, independent contractors, creditors, shareholders or other third parties and (B) sales, use or other Taxes collected with respect to payments received from customers or other third parties), including information reporting requirements, and has timely collected, deducted or withheld and paid over to the relevant taxing authority all amounts required to be so collected, deducted or withheld and paid over in accordance with applicable law;

(3)                                 To Navy’s knowledge, no member of the Red Lion Group has received written notice of any proceedings against, or with respect to any Taxes of, any member of the Red Lion Group, and no such proceedings are currently pending;

(4)                                 No deficiencies for any Taxes have been proposed, asserted or assessed in writing against any member of the Red Lion Group that have not been finally resolved and paid in full;

(5)                                 No member of the Red Lion Group (A) has granted any extension or waiver of the limitation period applicable to any Tax that remains in effect, (B) has requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, (C) has executed or filed any power of attorney with any taxing authority which is still in effect or (D) is subject to a private letter ruling of the IRS or comparable rulings of any other taxing authority;

(6)                                 No claim has been made in writing by any taxing authority in a jurisdiction in which a member of the Red Lion Group does not file a Tax Return that any member of the Red Lion Group is or may be subject to taxation by such jurisdiction;

(7)                                 There are no liens for Taxes (other than statutory liens for Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves in accordance with GAAP have been reflected on the Red Lion Financial Statements) upon any of the assets of the Red Lion Business or any of the Red Lion Entities;

(8)                                 No member of the Red Lion Group is a party to or is bound by any Tax sharing, allocation, or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Red Lion and the Red Lion Entities, customary tax indemnifications contained in credit or similar agreements and the Tax Matters Agreement);

(9)                                 No member of the Red Lion Group (A) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which was Red Lion, a member of the Red Lion Group, Nabors International Finance Inc., Nabors Canada, or Nabors Drilling Canada Limited) or (B) has any liability for the Taxes of any person (other than any member of the Red Lion Group) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise;

(10)                          No member of the Red Lion Group will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period (or portion thereof) ending after the Closing Date of as a result of any (A) adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or non-U.S. law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local or non-U.S. law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction or open transaction disposition made or entered into on or prior to the Closing Date, (D) prepaid amount received on or prior to the Closing Date, or (E) election by any member of the Red Lion Group under Section 108(i) of the Code (or any similar provision of state, local or non-U.S. law);

(11)                          No member of the Red Lion Group has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A)

of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code, except any transactions entered into in connection with the Red Lion Restructuring;

(12)                          No member of the Red Lion Group has taken any action or has knowledge of any fact or circumstance that could reasonably be expected to prevent (A) the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (B) Red Lion from being treated as a corporation under Section 367(a) of the Code with respect to each transfer of property thereto in connection with the Merger (other than a transfer by a shareholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii)) of Red Lion immediately following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8(c));

(13)                          Red Lion (A) directly owns 100% of the stock of Merger Sub and (B) directly owns (or will be treated for U.S. federal and, to the extent permitted, state and local income Tax purposes as directly owning) 100% of the stock of USHC; and

(14)                          No member of the Red Lion Group has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

(i)                                     Certain Agreements.  Except for this Agreement and any other Transaction Agreement to which it is a party, as of the date hereof, none of the Red Lion Entities is a party to or bound by any contract, arrangement, commitment or understanding that is intended to be conveyed to the Red Lion Group pursuant to the Separation Agreement (i) with respect to the employment of any directors, officers or employees, or with any consultants that are natural persons, involving the payment of $500,000 or more per annum, (ii) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iii) that purports to limit the ability of any of the Red Lion Entities to compete in any line of business, in any geographic area or with any person, or that requires referrals of business and, in each case, which limitation or requirement would reasonably be expected to be material to the Red Lion Business, (iv) that has as its subject matter a Navy Affiliate Transaction, (v) that would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the transactions contemplated by this Agreement, (vi) that is an options, futures, forwards, swaps, hedging contracts or similar derivative contracts relating to interest rates, foreign exchange, commodity prices or otherwise, (vii) requires an aggregate payment, from and after the date hereof until the end of the term of such contract, in excess of $5 million or (viii) that is a material contract that grants “most favored nation” status that, following the Effective Time, would impose obligations upon any of the Red Lion Entities.  All contracts, arrangements, commitments or understandings of the type described in this Section 4.2(i) (collectively referred to herein as the “Red Lion Contracts”) are valid and in full force and effect, except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Red Lion.  Navy has provided or made available to Penny correct and complete copies of each Red Lion Contract.  None of the Red Lion Entities has, and to the

knowledge of Navy, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a default under the provisions of, any Red Lion Contract, except in each case for those violations and defaults that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on Red Lion.

(j)                                    Benefit Plans.  For purposes hereof, the following terms shall have the following meanings:

“Red Lion Employee Benefit Plan” means any employee benefit plan, program, policy, practice, agreement, or other arrangement providing benefits to any current or former employee, consultant, officer or director of any of the Red Lion Entities or any beneficiary or dependent thereof that is entered into, sponsored or maintained by any of the Red Lion Entities, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, insurance, stock purchase, stock option, equity award, equity-linked award, severance, employment, change of control or fringe benefit plan, program, policy, practice, agreement, or arrangement.

(i)                                     Section 4.2(j)(i) of the Navy Disclosure Letter includes a complete list of all material Red Lion Employee Benefit Plans.

(ii)                                  With respect to each material Red Lion Employee Benefit Plan, Red Lion has made available to Penny a true and correct copy of each of the following, as applicable:  (A) the most recent annual report (Form 5500) filed with the IRS, if any, (B) the plan documents comprising such Red Lion Employee Benefit Plan, including any and all amendments thereto, (C) each trust agreement, insurance contract or other funding agreement relating to such Red Lion Employee Benefit Plan, if any, (D) the most recent summary plan description for each Red Lion Employee Benefit Plan for which a summary plan description is required by ERISA, (E) the most recent actuarial report or valuation relating to a Red Lion Employee Benefit Plan subject to Title IV of ERISA, and (F) the most recent determination letter, opinion letter or advisory letter issued by the IRS with respect to any Red Lion Employee Benefit Plan qualified under Section 401(a) of the Code, if any.

(iii)                               Section 4.2(j)(iii) of the Navy Disclosure Letter identifies each Red Lion Employee Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Red Lion Qualified Plans”).  The IRS has issued a favorable determination letter with respect to each Red Lion Qualified Plan and the related trust (or a favorable opinion letter upon which the applicable Red Lion Entity is entitled to rely, in the case of a prototype document for which a separate determination letter is not required) that has not been revoked, and there are no circumstances, and no events have occurred, that could reasonably be expected to adversely affect the qualified status of any Red Lion Qualified Plan or the related trust.  Section 4.2(j)(iii) of the Navy Disclosure Letter identifies each Red Lion Employee Benefit Plan funded through a trust that is intended to meet the requirements of Section 501(c)(9) of the Code, and each such trust meets such requirements and provides no disqualified benefits (as such term is defined in Section 4976(b)) of the Code).

(iv)                              All contributions required to be made to any Red Lion Employee Benefit Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Red Lion Employee Benefit Plan, for any period through the date hereof have been timely made or paid in full (except where Red Lion’s failure to timely make such contributions or pay such premiums would not result in any material liability, penalty or tax).

(v)                                 With respect to each Red Lion Employee Benefit Plan, the Red Lion Entities have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to such Red Lion Employee Benefit Plans and each Red Lion Employee Benefit Plan has been administered in all material respects in accordance with its terms.  There is not now, nor do any circumstances exist that could give rise to, any requirement for the posting of security with respect to a Red Lion Employee Benefit Plan or the imposition of any lien on the assets of any of the Red Lion Entities under ERISA or the Code.

(vi)                              Except as set forth in Section 4.2(j)(vi) to the Navy Disclosure Letter, none of the Red Lion Entities has ever maintained, sponsored or contributed to, or had an obligation to maintain, sponsor or contribute to, or had any actual or contingent liability or obligation with respect to, and no Red Lion Employee Benefit Plan is, a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code or a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.  As to any employee benefit plan sponsored, maintained, contributed to, or required to be contributed to, by a Red Lion Entity or any of its ERISA Affiliates that is subject to Title IV of ERISA (a “Title IV Plan”), except as would not reasonably be expected to have a Material Adverse Effect on the condition of any of the Red Lion Entities, (A) there has been no event or condition that presents a risk of plan termination; (B) there has been no failure to satisfy the minimum funding standards, whether or not waived, imposed by Section 302 of ERISA or Section 412 of the Code; (C) no reportable event within the meaning of Section 4043 of ERISA (for which the disclosure requirements of regulation Section 4043.1 et seq., promulgated by the PBGC have not been waived) has occurred; (D) no proceeding has been instituted under Section 4042 of ERISA to terminate the plan; (E) the Red Lion Entities and their ERISA Affiliates have made all required contributions; (F) no notice of intent to terminate such plan has been given under Section 4041 of ERISA; (G) no liability to the PBGC has been incurred (other than with respect to required premium payments), which liability has not been satisfied; (H) no withdrawal liability, within the meaning of 4201 of ERISA, for which a Red Lion Entity or any of its ERISA Affiliates could be liable has been incurred, which withdrawal liability has not been satisfied; and (I) such plan complies in form and has been operated in compliance with its terms and the requirements of all applicable laws, including ERISA and the Code.  An actuarial report or valuation for the most recently completed plan year for each Title IV Plan has been made available to Penny.

(vii)                           With respect to any Red Lion Employee Benefit Plan that is maintained outside of the United States (a “Non-US Red Lion Plan”), (A) if intended to qualify for special tax treatment, the Non-US Red Lion Plan meets the requirements for such treatment in all material respects, (B) the financial statements of the Red Lion Entities accurately reflect the Non-US Red Lion Plan liabilities and accruals for contributions required to be paid to the Non-US Red Lion Plans, in accordance with applicable GAAP consistently applied, (C) there have not occurred, nor are there continuing, any transactions or breaches of fiduciary duty under any law or regulation in connection with a Non-US Red Lion Plan which could have a Material Adverse Effect on (1) any Non-US Red Lion Plan or (2) the condition of any of the Red Lion Entities.

(viii)                        None of the Red Lion Entities, nor any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(ix)                              Section 4.2(j)(ix) of the Navy Disclosure Letter sets forth each Red Lion Employee Benefit Plan under which the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event, condition or circumstance) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, consultant or director of any of the Red Lion Entities, or could limit the right of any of the Red Lion Entities to amend, merge, terminate or receive a reversion of assets from any Red Lion Employee Benefit Plan or trust.

(x)                                 Except as set forth in Section 4.2(j)(x) of the Navy Disclosure Letter, none of the Red Lion Entities is a party to or maintains any plan, program, practice, agreement, arrangement, or policy that (A) would result, separately or in the aggregate, in connection with this Agreement or the transactions contemplated hereby, in the payment or provision (whether in connection with any termination of employment or otherwise) of any “excess parachute payment” within the meaning of Section 280G of the Code with respect to a current or former employee or current or former consultant or contractor of any of the Red Lion Entities or (B) could give rise to the payment of any amount that would not be deductible by reason of Section 162(m) of the Code.

(xi)                              No Red Lion Employee Benefit Plan provides for a tax gross-up or any similar payments or benefits with respect to the excise tax imposed under Section 4999 of the Code or the tax or penalties imposed under Section 409A of the Code.

(xii)                           To Red Lion’s knowledge, none of the Red Lion Entities nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which would reasonably be expected to subject any of the Red Lion Employee Benefit Plans or their related trusts, any of the Red Lion Entities or any person that any of the Red Lion Entities has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(xiii)                        There are no pending or, to Red Lion’s knowledge, threatened, claims (other than routine claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and to Red Lion’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit against the Red Lion Employee Benefit Plans, any fiduciaries thereof with respect to their duties to the Red Lion Employee Benefit Plans or the assets of any of the trusts under any of the Red Lion Employee Benefit Plans which could reasonably be expected to result in any material liability of any of the Red Lion Entities to the PBGC, the Department of Treasury, the Department of Labor, any Red Lion Employee Benefit Plan or any participant in a Red Lion Employee Benefit Plan.

(xiv)                       None of the Red Lion Entities has any liability for life, or medical benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to any of the Red Lion Entities.

(xv)                          Each Red Lion Employee Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered, in all material respects, in compliance with Section 409A of the Code and any guidance issued by the Department of Treasury or the IRS thereunder, to the extent applicable to such plan.

(xvi)                       All Navy Stock Options granted to Red Lion Employees were granted at an exercise price at least equal to the fair market value (within the meaning of Section 409A of the Code and the regulations promulgated thereunder) of a share of Navy Common Stock on the date of grant and no Navy Stock Option granted to a Red Lion Employee has been extended or amended, and no Navy Stock Options granted to Red Lion Employees have been repriced, in each case since the date of grant.

(k)                                 Subsidiaries.  Section 4.2(k) of the Navy Disclosure Letter sets forth all of the Subsidiaries of Red Lion following completion of the Red Lion Restructuring.  No Red Lion Entity owns any interest in any Person other than the Subsidiaries listed on Schedule 4.2(k) of the Navy Disclosure Letter.  Following the Red Lion Restructuring, all of the shares of capital stock or other equity interests of each of the members of the Red Lion Group held by Red Lion or by another Subsidiary of Red Lion will be fully paid and nonassessable and owned by Red Lion or by another Subsidiary of Red Lion free and clear of any Lien.

(l)                                     Absence of Certain Changes or Events.  Since December 31, 2013, (i) Navy and the Red Lion Entities have conducted the Red Lion Business in the ordinary course consistent in all material respects with their past practices and (ii) there has not been any change, circumstance or event that has had, or would reasonably be expected to have, a Material Adverse Effect on Red Lion.

(m)          Board Approval.  The Board of Directors of Navy, by resolutions duly adopted, has approved and adopted this Agreement and approved each other Transaction Agreement to which it or any of its Subsidiaries is a party, and the Board of Directors of Red Lion, by resolutions duly adopted, has adopted this Agreement and each other Transaction Agreement to which it or any of its Subsidiaries is a party.  Prior to the Penny Stockholders Meeting, the Board of Directors of each of Merger Sub and USHC, shall by resolutions duly adopted, adopt this Agreement and each other Transaction Agreement to which it is a party.  To the knowledge of Navy, no “moratorium,” “control share,” “fair price” or other anti-takeover law or regulation is applicable to this Agreement, the Merger, or the other transactions contemplated hereby.

(n)           Vote Required of Red Lion Shareholders.  The affirmative vote of the holders of a majority of the outstanding Red Lion Common Shares, which vote has been obtained, and the affirmative vote of the holders of a majority of the outstanding shares of common stock of Merger Sub, which vote shall be obtained prior to the Penny Stockholders Meeting, are the only votes of the holders of any class or series of Navy, Red Lion, Merger Sub or USHC capital stock necessary to approve this Agreement and the transactions contemplated hereby.

(o)           Properties.  (i) Other than with respect to the Red Lion Real Properties (which are addressed in clauses (ii)-(v) of this Section 4.2(o)), one of the Red Lion Entities (A) has good and marketable title to all the properties and assets reflected in Red Lion Financial Statements as being owned by one of the Red Lion Entities or acquired after the date thereof that are material to the Red Lion Business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, except (1) statutory Liens securing payments not yet due, (2) such imperfections or irregularities of title, claims, liens, charges, security interests, easements, covenants and other restrictions or encumbrances as do not affect in any material respect the current use of the properties or assets subject thereto or affected thereby or otherwise impair in any material respect the business operations at such properties and (3) mortgages, deeds of trust or security interests related to indebtedness reflected on the Red Lion Financial Statements (such Liens in clauses (1) through (3), “Red Lion Permitted Liens”), and (B) is the lessee of all leasehold estates reflected in the latest year-end financial statements included in the Red Lion Financial Statements or acquired after the date thereof that are material to the Red Lion Business on a consolidated basis (except for leases that have expired by their terms since the date thereof or been assigned, terminated or otherwise disposed of in the ordinary course of business consistent with past practice) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without any material default thereunder by the lessee or, to Navy’s knowledge, the lessor.

(ii)           Except as would not reasonably be expected to have a Material Adverse Effect on Red Lion, one of the Red Lion Entities has good and marketable either fee simple or leasehold (as the case may be) title to all real properties occupied, used or held for use in the Red Lion Business or reflected in the latest year-end balance sheet included in the Red Lion Financial Statements (except for leases that have expired by their terms since the date thereof or been assigned, terminated or otherwise disposed of in the ordinary course of business consistent with past practice) (the “Red Lion Real

Properties”), in each case free and clear of all Liens and Encumbrances other than Red Lion Permitted Liens and Red Lion Permitted Encumbrances.  All aspects of the Red Lion Real Property are in compliance in all material respects with any and all restrictions and other provisions included in the Red Lion Permitted Encumbrances, and there are no matters which create, or which with notice or the passage of time would create, a default under any of the documents evidencing the Red Lion Permitted Encumbrances, except in each case where the failure to comply or the default would not reasonably be expected to have a Material Adverse Effect on Red Lion.

(iii)          Each of the leases and subleases pursuant to which any of the Red Lion Entities leases the leased Red Lion Real Properties (the “Red Lion Real Property Leases”) is valid, binding and in full force and effect without default thereunder by the lessee or, to Navy’s knowledge, the lessor (and there are no outstanding defaults or circumstances which, upon the giving of notice or passage of time or both, would constitute a default or breach by either party under any Red Lion Real Property Lease), except in each case where the failure to comply or the default would not reasonably be expected to have a Material Adverse Effect on Red Lion.  True and complete copies of all Red Lion Real Property Leases that are material to the Red Lion Business have been made available by Navy to Penny prior to the date of this Agreement, including all amendments or modifications thereof and all side letters or other instruments affecting the obligations of any party thereunder.  There is no pending or, to the knowledge of Navy, threatened suit, action or proceeding with respect to any leased property that is material to the Red Lion Business which would reasonably be expected to interfere in any material respect with the quiet enjoyment of any tenant.

(iv)          Except as would not reasonably be expected to have a Material Adverse Effect on Red Lion, all buildings, structures, improvements and fixtures located on or within the Red Lion Real Property, and all other aspects of the Red Lion Real Property, (1) are in good operating condition and repair and are structurally sound and free of any defects; (2) are suitable, sufficient and appropriate in all respects for their current and contemplated uses; and (3) consist of sufficient land, parking areas, sidewalks, driveways and other improvements (and otherwise have adequate ingress and egress to public rights of way) to permit the continued use of such facilities in the manner and for the purposes to which they are presently devoted or to which they are contemplated to be devoted.

(v)           As used herein, the term “Red Lion Permitted Encumbrances” means easements, rights-of-way, encroachments, restrictions, conditions and other similar encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not materially and adversely impact the use of the applicable Red Lion Real Property in the business as currently operated or otherwise materially and adversely impair the operation of the Red Lion Business at such location (as currently operated).

(p)           Intellectual Property.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Red Lion, (i) the Red Lion Entities own free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever other than Red Lion Permitted Liens or have a valid license to use all material patents, trade secrets, copyrights, trademarks, service marks, domain names, trade names, confidential know-how and other intellectual property (including any registrations or applications for registration of any of the foregoing) (collectively, the “Red Lion Intellectual Property”) necessary to carry on their business as currently conducted, (ii) the Red Lion Intellectual Property does not Infringe the intellectual property rights of third parties and is not being Infringed by any third parties, (iii) to the knowledge of Navy, no facts or circumstances exist that would affect the validity, substance or existence of, or the Red Lion Entities’ rights in, the Red Lion Intellectual Property, (iv) the Red Lion Entities have taken reasonable actions to protect and maintain the Red Lion Intellectual Property, including Red Lion Intellectual Property that is confidential in nature, and (v) there are no claims, suits or other actions, and to the knowledge of Navy, no claim, suit or other action is threatened, that seek to limit or challenge the validity, enforceability, ownership, or right to use, sell or license the Red Lion Intellectual Property, nor does Navy know of any valid basis therefor.

(q)           Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Red Lion:

(i)            the Red Lion Group holds, and is in compliance with all Environmental Permits required under all applicable Environmental Laws for the Red Lion Business to conduct its operations, and is in compliance with all applicable Environmental Laws;

(ii)           to Navy’s knowledge, the Red Lion Group has not received any Environmental Claim applicable to any of the properties or facilities that is intended to be conveyed to the Red Lion Group pursuant to the Separation Agreement, and Navy has no knowledge of any pending or threatened Environmental Claim applicable to any such property; and

(iii)          no member of the Red Lion Group has released any Hazardous Materials at, on, from or under any of the properties or facilities that is intended to be conveyed to the Red Lion Group pursuant to the Separation Agreement in violation of, or in a manner, location or quantity that would reasonably be expected to require remedial action under, any Environmental Laws.

(r)            Labor and Employment Matters.  Except as would not, individually or in the aggregate, reasonably be expected to result in any material liability to any member of the Red Lion Group, (i) there is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to the knowledge of Red Lion, threatened against any of the Red Lion Entities in connection with the Red Lion Business, (ii) to Red Lion’s knowledge, no union organizing campaign with respect to any employees of the Red Lion Business is underway or threatened, (iii) there is no unfair labor practice charge or complaint against any Red Lion Entities pending or, to the knowledge of Red Lion, threatened before the National Labor Relations Board or any similar state or foreign agency related to the Red Lion Business, (iv) there is no grievance pending relating to any collective bargaining agreement or other grievance procedure, and (v) no charges with respect to or relating to the Red Lion Business are pending before the Equal Employment Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices.  Neither Red Lion nor any of its Subsidiaries is a party to or subject to any collective bargaining agreement or other contract with any labor union or similar representative of employees and no Red Lion Employee is represented by a labor union, works council or other similar representative.

(s)            Information Supplied.  None of the information supplied or to be supplied by Navy for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement will, at the date of mailing to shareholders and at the time of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder and the Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC thereunder.  No representation or warranty is made by Navy with respect to statements made or incorporated by reference therein based on information supplied by Penny or its Affiliates for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement.

(t)            Insurance.  The Red Lion Entities maintain insurance in such amounts and covering such losses and risks as, in Navy’s reasonable determination, is adequate to protect the Red Lion Entities with respect to the Red Lion Business and is customary for companies engaged in similar businesses in similar industries.  With respect to each insurance policy, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Red Lion, (i) the policy is in full force and effect and all premiums due thereon have been paid, (ii) none of the Red Lion Entities is in breach or default, and none of the Red Lion Entities has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any such policy, and (iii) to the knowledge of Navy, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, and no notice of cancellation or termination has been received with respect to any such policy.

(u)           Customers.  Prior to the date hereof, Navy has furnished to Penny a list of the ten largest customers of the Red Lion Business (on a consolidated basis) for the calendar year ended December 31, 2013 (the “Red Lion Top Customers”).  During the 12 months prior to the date hereof:  (i) no Red Lion Top Customer has cancelled or otherwise terminated its relationship with any of the Red Lion Entities; and (ii) no Red Lion Top Customers has threatened in writing to cancel or otherwise terminate its relationship with the Red Lion Entities or its usage of the services of the Red Lion Business.

(v)           Related-Party Transactions.  Section 4.2(v) of the Navy Disclosure Letter (i) sets forth a correct and complete list of the contracts or arrangements primarily related to the Red Lion Business that will not terminate prior to the Effective Time pursuant to the Separation Agreement under which Navy has any existing or future liabilities of the type that would be required to be reported by Red Lion pursuant to Item 404 of Regulation S-K promulgated by the SEC if it were an SEC reporting company (a “Navy Affiliate Transaction”), between any Red Lion Entity, on the one hand, and, on the other hand, any (A) present or former officer or director of Navy or a Red Lion Entity or any of such officer’s or director’s immediate family members, (B) record or beneficial owner of more than 5% of the common stock of Navy, or (C) any affiliate of any such officer, director or owner (but not including, for the avoidance of doubt, Navy or any Subsidiary of Navy that is not a Red Lion Entity), since December 31, 2012, and (ii) identifies each Navy Affiliate Transaction that is in existence as of the date of this Agreement.  Navy has provided or made available to Penny correct and complete copies of each contract or other relevant documentation (including any amendments or modifications thereto) providing for each Navy Affiliate Transaction.

(w)          Plants and Equipment.  To Navy’s knowledge, the plants, structures and equipment necessary for the continued operation of the Red Lion Business are sufficient to conduct their material operations in the ordinary course of business in a manner consistent with their past practices.

(x)           Ownership of Penny Common Stock.  Neither Navy nor any of its affiliates is, nor at any time during the last three (3) years has been, an “interested stockholder” of Penny as defined in Section 203 of the DGCL.

(y)           Brokers or Finders.  No agent, broker, investment banker, financial advisor or other firm or person except Goldman, Sachs & Co. and Lazard Frères & Co. LLC (the fees of which will be paid by Navy) is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee from any member of the Red Lion Group in connection with any of the transactions contemplated by this Agreement.

(z)           No Other Representations or Warranties.  Except for the representations and warranties contained in this Section 4.2 (as modified by the Navy Disclosure Letter), or the certificates delivered pursuant to Section 7.1, neither Navy nor any of its Subsidiaries or Representatives makes any other express or implied representation or warranty with respect to Navy, Red Lion or any of the Red Lion Entities, or any of their respective Subsidiaries, the transaction contemplated by this Agreement or any other assets, rights or obligations to be transferred hereunder or pursuant hereto, and Navy disclaims any other representations or warranties, whether made by Navy, Red Lion or any of their respective affiliates or Representatives.  The parties hereto agree that neither Navy nor any other person on behalf of Navy (i) makes any representation or warranty or (ii) will have any or be subject to any liability or obligation with respect to Navy, Red Lion or any of the Red Lion Entities, or any of their respective Subsidiaries, regarding any projections or probable or future revenues, expenses, profitability or financial results of Red Lion or any of the Red Lion Entities, any material made available to Penny at any time in certain “data rooms”, management presentations, “break-out” discussions, responses to questions submitted by or on behalf of Penny, whether orally or in writing, or in any other form in expectation or furtherance of the transactions contemplated by this Agreement.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1.         Covenants of Penny.  During the period from the date hereof and continuing until the earlier of the Effective Time and the termination of this Agreement, Penny agrees as to itself and its Subsidiaries that, except as expressly permitted or expressly contemplated by this Agreement or the other Transaction Agreements (including any schedules thereto), as set forth in Section 5.1 of the Penny Disclosure Letter, as required by applicable law, or to the extent that Navy shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed:

(a)           Ordinary Course.  Penny and its Subsidiaries shall carry on their respective businesses in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve intact their present business organizations, maintain their rights, franchises, licenses and other authorizations issued by Governmental Entities and preserve their relationships with employees, customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time.  Notwithstanding the foregoing, no failure to act by Penny or any of its Subsidiaries with respect to matters specifically prohibited by any other provisions of this Section 5.1 shall be deemed a breach of the preceding sentence. Penny shall not, nor shall it permit any of its Subsidiaries to, (i) enter into any new material line of business, (ii) change its or its Subsidiaries’ operating policies in any respect that is material to Penny, except as required by law or by policies imposed by a Governmental Entity, (iii) incur or commit to any capital expenditures or any obligations or liabilities in connection therewith other than capital expenditures and obligations or liabilities (A) incurred or committed to in the ordinary course of business consistent with past practice and in any event not in excess of the amount set forth in Section 5.1(a) of the Penny Disclosure Letter, in the aggregate, or (B) required on an emergency basis or for the safety of individuals or compliance with Environmental Laws in an amount not exceeding $5 million net of insurance coverage for any individual event or occurrence, provided that Penny shall notify Navy as promptly as practicable of such expenditure, (iv) enter into or amend any agreement that has as its subject matter a Penny Affiliate Transaction, or (v) except in the ordinary course of business consistent with past practice, enter into any agreement that would constitute a Penny Contract had such agreement been in effect on the date hereof or amend or terminate any Penny Contract in any material respect, or waive or grant any release or relinquishment of any material rights under, or renew, any Penny Contract.

(b)           Dividends; Changes in Stock.  Without limitation to Section 2.3(d), except for transactions solely among Penny and its wholly owned Subsidiaries, Penny shall not, nor shall it permit any of its Subsidiaries to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, (ii) split, combine, subdivide, consolidate or reclassify any of its capital stock or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock (except for any split, combination, subdivision, consolidation or reclassification of capital stock of a wholly owned Subsidiary of Penny or any issuance or authorization or proposal to issue or authorize any securities of a wholly owned Subsidiary of Penny to Penny or another wholly owned Subsidiary of Penny) or (iii) repurchase, redeem or otherwise acquire, or permit any

Subsidiary to redeem, purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, except (A) for any wholly owned Subsidiary of Penny, or (B) as required by the Penny Stock Plans, Penny Employee Benefit Plans or employment agreement of Penny disclosed to Navy prior to the date hereof (including in connection with the payment of any exercise price or Tax withholding in connection with the exercise or vesting of Penny Stock Options and Restricted Penny Shares).

(c)           Issuance of Securities.  Penny shall not, nor shall it permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any Voting Debt, any stock appreciation rights, Penny Share Units, or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or Voting Debt, or enter into any agreement with respect to any of the foregoing, other than (i) the issuance of Penny Common Stock required to be issued upon the exercise or settlement of Penny Stock Options under the Penny Stock Plans outstanding on the date hereof in accordance with the terms of the applicable Penny Stock Plan in effect on the date hereof, (ii) issuances of Penny Stock Options and Restricted Penny Shares granted under Penny Stock Plans to employees and directors in an aggregate amount not to exceed 17,000 shares of Penny Common Stock, or (iii) issuances by a wholly owned Subsidiary of its capital stock to its parent or to another wholly owned Subsidiary of Penny.

(d)           Governing Documents, Etc. Penny shall not amend or propose to amend the Penny Charter or the Penny By-laws or, except as permitted pursuant to Section 5.1(e) or (f), enter into, or permit any Subsidiary to enter into, a plan of consolidation, merger, amalgamation or reorganization with any person other than a wholly owned Subsidiary of Penny.

(e)           No Acquisitions.  Other than acquisitions (whether by means of merger, share exchange, consolidation, tender offer, asset purchase or otherwise) and other business combinations (collectively, “Acquisitions”) that:  (i) would not reasonably be expected to materially delay, impede or affect the consummation of the transactions contemplated by this Agreement in the manner contemplated hereby, and for which the fair market value of the total consideration paid by Penny and its Subsidiaries in such Acquisitions does not exceed in the aggregate $100 million, or (ii) are Acquisitions of inventory in the ordinary course of business consistent with past practice, Penny shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire, by merging, amalgamating or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of, by forming a partnership or joint venture with, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets that are material to Penny; provided, however, that the foregoing shall not prohibit (A) internal reorganizations, mergers, amalgamations or consolidations involving existing Subsidiaries that would not present a material risk of any material delay in the receipt of any Requisite Regulatory Approval or (B) the creation of new Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement.

(f)            No Dispositions.  Other than (i) any sale, lease, assignment, encumbrances or other disposition of inventory in the ordinary course of business consistent with past practice and (ii) dispositions of assets (including Subsidiaries) if the book value thereof does not exceed in the aggregate $5 million, Penny shall not, and shall not permit any of its Subsidiaries to, sell, lease, assign, encumber or otherwise dispose of, or agree to sell, lease, assign, encumber or otherwise dispose of, any of its assets.

(g)           Indebtedness.  Penny shall not, and shall not permit any of its Subsidiaries to, incur, create or assume any indebtedness for borrowed money (or modify any of the material terms of any such outstanding indebtedness), guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of Penny or any of its Subsidiaries or guarantee any long-term debt securities of others, other than (i) in replacement of existing or maturing debt (including related premiums and expenses), (ii) utilization of Penny’s existing credit line, provided the total balance outstanding does not exceed $350 million in the aggregate, solely for purposes of (x) working capital and the making of capital expenditures, in each case in the ordinary course of business consistent with past practice or (y) acquisitions permitted by Section 5.1(e), or (iii) indebtedness of any Subsidiary of Penny to Penny or to another Subsidiary of Penny; provided, however, that nothing in this Section 5.1(g) shall prohibit Penny from granting customers customary trade credit in the ordinary course of business and consistent with past practices.

(h)           Other Actions.  Penny shall not, and shall not permit any of its Subsidiaries to, intentionally take any action that would, or would reasonably be expected (unless such action is required by applicable law) to, adversely affect or delay the ability of the parties to obtain any of the Requisite Regulatory Approvals without taking any action of the type referred to in Section 6.3(b)(i).

(i)            Accounting Methods; Tax Matters.  Except as disclosed in any Penny SEC Document filed prior to the date hereof, Penny shall not change in any material respect its material methods of accounting in effect at December 31, 2013, except as required by changes in GAAP or applicable law, as concurred with by Penny’s independent auditors.  Penny shall not, and shall not permit any of its Subsidiaries to, make, change or revoke any material Tax election, change an annual Tax accounting period, change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, settle, compromise or consent to any extension or waiver of the limitation period applicable to any audit, assessment or claim for material Taxes or surrender any right to claim a refund of a material amount of Taxes.

(j)            Tax-Free Qualification.  Penny shall not, and shall not permit any of its Subsidiaries to, take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent (A) the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (B) Red Lion from being treated as a corporation under Section 367(a) of the Code with respect to each transfer of property thereto in connection with the Merger (other than a transfer by a shareholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii)) of Red Lion immediately following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8(c).

(k)           Compensation and Benefit Plans.  Except as required by applicable law, Penny shall not and shall not permit its Subsidiaries to:  (i) increase the wages, salaries, or incentive compensation or incentive compensation opportunities of any director, officer, employee or other service provider of Penny or any of its Subsidiaries; provided that such increases in cash compensation shall be permitted for any individual who is not a director or senior executive of Penny in the ordinary course of business consistent with past practice, but the aggregate amount of all such increases among all such individuals shall not exceed $20 million (on an annualized basis); (ii) increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, severance, benefits or other rights of any director, employee or other service provider of Penny or any of its Subsidiaries or otherwise pay any amount to which any director, employee or other service provider of Penny or any of its Subsidiaries is not entitled; (iii) establish, adopt, or become a party to any new employment, severance, retention, change in control, or consulting agreement or any employee benefit or compensation plan, program, commitment, policy, practice, arrangement, or agreement or amend, suspend or terminate any Penny Employee Benefit Plan; provided that this clause shall not prohibit Penny or its Subsidiaries from hiring at-will employees to replace employees who have left employment, so long as such hiring (and the applicable employment terms) are consistent with past practice; (iv) modify any Penny Stock Option, Restricted Penny Share, Penny Share Unit or other equity-based award; (v) make any discretionary contributions or payments to any trust or other funding vehicle or pay any discretionary premiums in respect of benefits under any Penny Employee Benefit Plan; or (vi) establish, adopt, enter into, amend, suspend or terminate any collective bargaining agreement or other contract with any labor union, except as required by the terms of any collective bargaining agreement or other contract with any labor union in effect on the date hereof.

(l)            No Liquidation.  Penny shall not, and shall not permit any of its Significant Subsidiaries to, adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization.

(m)          Litigation.  Penny shall not, and shall not permit any of its Subsidiaries to, settle or compromise any material litigation other than settlements or compromises of litigation where (i) the amount paid (less the amount reserved for such matters by Penny and any insurance coverage applicable thereto) in settlement or compromise, in each case, does not exceed $1 million and (ii) if such settlement or compromise involves a grant of injunctive relief against Penny or any of its Subsidiaries, such injunctive relief would not reasonably be expected to materially impair the business of Penny and its Subsidiaries, taken as a whole.

(n)           Insurance.  Penny shall not, and shall not permit any of its Subsidiaries to, purchase any policies of directors’ and officers’ liability insurance, except for renewals or replacement of such directors’ and officers’ liability insurance with annual premiums no more than 200% of the annual premium paid by Penny with respect to the Existing D&O Policy.

(o)           Non-Competition.  Penny shall not, and shall not permit any of its Subsidiaries to, enter into any contract, arrangement, commitment or understanding that, after the Effective Time, would purport to limit the ability of Navy or any of its Subsidiaries to compete in any line of business, in any geographic area or with any person, or that requires referrals of business.

(p)           Other Agreements.  Penny shall not, and shall not permit any of its Subsidiaries to, agree to, or make any commitment to, take, or authorize, any of the actions prohibited by this Section 5.1.

5.2.         Covenants of Navy.  During the period from the date hereof and continuing until the earlier of the Effective Time and the termination of this Agreement, Navy agrees as to the Red Lion Entities and the Red Lion Business that, except as expressly permitted or expressly contemplated by this Agreement or the other Transaction Agreements (including any schedules thereto) (including as necessary for the Red Lion Restructuring), as set forth in Section 5.2 of the Navy Disclosure Letter, as required in connection with the Red Lion Restructuring or the Separation Agreement, as required by applicable law, or to the extent that Penny shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed:

(a)           Ordinary Course.  Navy and its Subsidiaries shall carry on the Red Lion Business in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve intact the Red Lion Business organization, maintain its rights, franchises, licenses and other authorizations issued by Governmental Entities and preserve its relationships with employees, customers, suppliers and others having business dealings with the Red Lion Business to the end that its goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time.  Notwithstanding the foregoing, no failure to act by Navy or any of its Subsidiaries with respect to matters specifically prohibited by any other provisions of this Section 5.2 shall be deemed a breach of the preceding sentence.  Navy and its Subsidiaries shall not (i) permit any member of the Red Lion Group to enter into any new material line of business, (ii) change its or its Subsidiaries’ operating policies in any respect that is material to the Red Lion Business, except as required by law or by policies imposed by a Governmental Entity, (iii) incur or commit to any capital expenditures or any obligations or liabilities in connection therewith other than capital expenditures and obligations or liabilities (A) incurred or committed to in the ordinary course of business consistent with past practice and in any event not in excess of the amount set forth in Section 5.2(a) of the Navy Disclosure Letter, in the aggregate, and (B) required on an emergency basis or for the safety of individuals or compliance with Environmental Laws in an amount not exceeding $5 million net of insurance coverage for any individual event or occurrence, provided that Navy, or a member of the Red Lion Group, shall notify Penny as promptly as practicable of such expenditure, (iv) enter into or amend any agreement that has as its subject matter a Navy Affiliate Transaction, or (v) except in the ordinary course of business consistent with past practice, enter into any agreement that would constitute a Red Lion Contract had such agreement been in effect on the date hereof or amend or terminate any Red Lion Contract in any material respect, or waive or grant any release or relinquishment of any material rights under, or renew, any Red Lion Contract.

(b)           Dividends; Changes in Stock.  Except for transactions solely among Red Lion and Navy or its wholly owned Subsidiaries, or as contemplated by the Separation Agreement, Navy shall not permit any member of the Red Lion Group to, (i) declare or pay any dividends on or make other distributions in respect of any of its equity securities, (ii) split, combine, subdivide, consolidate or reclassify any capital stock or issue or authorize or propose the issuance or authorization of any other securities of any member of the Red Lion Group in respect of, in lieu of or in substitution for, shares (except for any split, combination, subdivision, consolidation or reclassification of capital stock of a wholly owned Subsidiary of Red Lion or any issuance or authorization or proposal to issue or authorize any securities of a wholly owned Subsidiary of Red Lion to Red Lion or another wholly owned Subsidiary of Red Lion) or (iii) repurchase, redeem or otherwise acquire, or permit any member of the Red Lion Group to redeem, repurchase or otherwise acquire, any of its shares or any securities convertible into or exercisable for any of its shares, except for any wholly owned Subsidiary of Red Lion.

(c)           Issuance of Securities.  Red Lion shall not, nor shall it permit any of the member of the Red Lion Group to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any of its shares of any class, any Voting Debt, any stock appreciation rights, or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or Voting Debt, or enter into any agreement with respect to any of the foregoing, other than issuances by a wholly owned Subsidiary of its capital stock to its parent or to another wholly owned Subsidiary of Red Lion.

(d)           Governing Documents, Etc. Red Lion shall not amend or propose to amend the Red Lion MOA or the Red Lion Bye-laws or, except as permitted pursuant to the Red Lion Restructuring or Section 5.2(e) or (f), enter into, or permit any member of the Red Lion Group to enter into, a plan of consolidation, merger, amalgamation or reorganization with any person other than a wholly owned Subsidiary of Red Lion.

(e)           No Acquisitions.  Other than Acquisitions that:  (i) would not reasonably be expected to materially delay, impede or affect the consummation of the transactions contemplated by this Agreement in the manner contemplated hereby, and (A) for which the fair market value of the total consideration paid by the Red Lion Entities in such Acquisitions does not exceed in the aggregate $100 million, or (B) are Acquisitions of inventory in the ordinary course of business consistent with past practice, Red Lion shall not, and shall not permit any member of the Red Lion Group to, acquire or agree to acquire, by merging, amalgamating or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of, by forming a partnership or joint venture with, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets that are material to Red Lion and that are Red Lion Assets; provided, however, that the foregoing shall not prohibit (A) internal reorganizations, mergers, amalgamations or consolidations involving existing Subsidiaries that would not present a material risk of any material delay in the receipt of any Requisite Regulatory Approval or (B) the creation of new Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement.

(f)            No Dispositions.  Other than (i) any sale, lease, assignment, encumbrances or other disposition of inventory in the ordinary course of business consistent with past practice and (ii) dispositions of assets (including Subsidiaries) if the book value thereof does not exceed in the aggregate $5 million, Navy shall not, and shall not permit any of its Subsidiaries to, sell, lease, assign, encumber or otherwise dispose of, or agree to sell, lease, assign, encumber or otherwise dispose of, any of the Red Lion Assets.

(g)           Indebtedness.  Red Lion shall not, and shall not permit any member of the Red Lion Group to, incur, create or assume any indebtedness for borrowed money (or modify any of the material terms of any such outstanding indebtedness), guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of Red Lion or any member of the Red Lion Group or guarantee any long-term debt securities of others, other than (i) in replacement of existing or maturing debt (including related premiums and expenses), (ii) utilization of Red Lion’s existing credit line, provided the total balance outstanding does not exceed $350 million in the aggregate, solely for (x) purposes of working capital and the making of capital expenditures, in each case in the ordinary course of business consistent with past practice or (y) acquisitions permitted by Section 5.2(e), (iii) indebtedness of any member of the Red Lion Group to another member of the Red Lion Group, (iv) indebtedness or guarantees that would not be Red Lion Liabilities (as defined in the Separation Agreement), or (v) in connection with the Red Lion Financing; provided, however, that nothing in this Section 5.2(g) shall prohibit Red Lion from granting customers customary trade credit in the ordinary course of business and consistent with past practices.  At or prior to the Closing, Red Lion shall, and shall cause each member of the Red Lion Group to, pay, discharge, compromise, settle, terminate or otherwise satisfy or cause to be paid, discharged, compromised, settled, terminated or otherwise satisfied in full all indebtedness for borrowed money (other than the Notes (as defined in the Separation Agreement), the Red Lion Financing and indebtedness under the Debt Financing Agreements) all guarantees any such indebtedness and all debt securities or warrants or rights to acquire any debt securities of Red Lion as well as all Liens related to any of the foregoing. Red Lion shall obtain customary debt payoff letters and related ancillary documents in respect of the foregoing, including evidence of the release of all Liens related thereto, and deliver true copies thereof to Penny at least two business days prior to the Closing Date.

(h)           Other Actions.  Navy shall not, and shall not permit any of its Subsidiaries to, intentionally take any action that would, or would reasonably be expected (unless such action is required by applicable law) to, adversely affect or delay the ability of the parties to obtain any of the Requisite Regulatory Approvals without taking any action of the type referred to in Section 6.3(b)(i).

(i)            Accounting Methods; Tax Matters.  Red Lion shall not change in any material respect its material methods of accounting in effect at December 31, 2013 to the extent it relates solely to the Red Lion Business, except as required by changes in GAAP or applicable law as concurred with by Red Lion’s or Navy’s independent auditors.  Navy shall not permit any Red Lion Entity to, make, change or revoke any material Tax election, change an annual Tax accounting period, change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, settle, compromise or consent to any extension or waiver of the limitation period applicable to any audit, assessment or claim for material Taxes or surrender any right to claim a refund of a material amount of Taxes.

(j)            Tax-Free Qualification.  Navy and Red Lion shall not, and shall not permit any of the Red Lion Entities to, take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent (A) the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (B) Red Lion from being treated as a corporation under Section 367(a) of the Code with respect to each transfer of property thereto in connection with the Merger (other than a transfer by a shareholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii)) of Red Lion immediately following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8(c)).

(k)           Compensation and Benefit Plans.  Except as required by applicable law or in connection with actions generally applicable to employees of Navy and its Subsidiaries in the relevant jurisdictions that are not specifically targeted at employees of the Red Lion Entities, Navy shall not and shall not permit the Red Lion Entities to:  (i) increase the wages, salaries, or incentive compensation or incentive compensation opportunities of any director, officer, employee or other service provider of any member of the Red Lion Group (or who would be a director, officer, employee or other service provider of any member of the Red Lion Group as of the Effective Time); provided that such increases in cash compensation shall be permitted for any individual who is not a director or senior executive of Red Lion in the ordinary course of business consistent with past practice, but the aggregate amount of all such increases among all such individuals shall not exceed $20 million (on an annualized basis); (ii) increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, severance, benefits or other rights of any director, employee or other service provider of Red Lion or any member of the Red Lion Group (or who would be a director, employee or other service provider of Red Lion or any member of the Red Lion Group as of the Effective Time) or otherwise pay any amount to which any director, employee or other service provider of any member of the Red Lion Group is not entitled (or who would be a director, employee or other service provider of Red Lion or any member of the Red Lion Group as of the Effective Time); (iii) establish, adopt, or become a party to any new employment, severance, retention, change in control or consulting agreement or any employee benefit or compensation plan, program, commitment, policy, practice, arrangement, or agreement or amend, suspend or terminate any Red Lion Employee Benefit Plan; provided that this clause shall not prohibit the Red Lion Entities from hiring at-will employees to replace employees who have left employment, so long as such hiring (and the applicable employment terms) are consistent with past practice; (iv) make any discretionary contributions or payments to any trust or other funding vehicle or pay any discretionary premiums in respect of benefits under any Red Lion Employee Benefit Plan; (v) establish, adopt, enter into, amend, suspend or terminate any collective bargaining agreement or other contract with any labor union, except as required by the terms of any collective bargaining agreement or other contract with any labor union in effect on the date hereof; (vi) take any action that would constitute a “plant closing” or “mass layoff” at any Red Lion Facility (as defined in the Separation Agreement) under the Worker Adjustment and Retraining Notification Act or (vii) transfer the employment or service relationship of any employee of, or independent contractor providing services to a Red Lion Entity so that such individual is no longer employed by or contracted with a Red Lion Entity.

(l)            No Liquidation.  Red Lion shall not, and shall not permit any of the members of the Red Lion Group to, adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization.

(m)          Litigation.  Navy shall not, and shall not permit any of its Subsidiaries to, settle or compromise any material litigation primarily relating to the Red Lion Business if such settlement or compromise involves a grant of injunctive relief against Red Lion or any of the Red

Lion Entities unless injunctive relief would not reasonably be expected to materially impair the Red Lion Business.

(n)           Insurance.  Navy shall not permit any member of the Red Lion Group to purchase any policies of directors’ and officers’ liability insurance, except to the extent set forth in Section 6.10(c).

(o)           Non-Competition.  Navy shall not, and shall not permit any of its Subsidiaries to, enter into any contract, arrangement, commitment or understanding that, after the Effective Time, would (1) purport to limit the ability of Red Lion or any of its Subsidiaries to compete in those lines of business and those geographic areas in which the Red Lion Group will be permitted to engage immediately following the Effective Time pursuant to the Alliance Agreement (including with any person with whom the Red Lion Group will be permitted to engage in business immediately following the Effective Time pursuant to the Alliance Agreement) or (2) require Red Lion or any of its Subsidiaries to refer business.

(p)           Other Agreements. Navy shall not, and shall not permit any of the Red Lion Entities to, agree to, or make any commitment to, take, or authorize, any of the actions prohibited to be taken by such person by this Section 5.2.

ARTICLE VI
ADDITIONAL AGREEMENTS

6.1.         Preparation of Proxy Statement; Penny Stockholders Meeting.  (a) (i) As promptly as practicable following the date of this Agreement, Navy and Penny shall cooperate in preparing, and shall file, as applicable, with the SEC a proxy statement relating to the Penny Stockholders Meeting (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”) and a registration statement on Form S-4 with respect to the issuance of Red Lion Common Shares in the Merger (such registration statement on Form S-4, and any amendments or supplements thereto, the “Form S-4”), in which the Proxy Statement will be included as a prospectus.  Each of Navy and Penny shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act and the Proxy Statement cleared by the SEC as promptly as practicable after such filing.  Penny shall use reasonable best efforts to cause the Proxy Statement to be mailed to holders of Penny Common Stock as promptly as practicable after the Form S-4 is declared effective.

(ii)           If at any time prior to the Effective Time there shall occur (i) any event with respect to Penny or any of its Subsidiaries, or with respect to other information supplied by Penny for inclusion in the Form S-4 or the Proxy Statement or (ii) any event with respect to Navy, or with respect to information supplied by Navy for inclusion in the Form S-4 or the Proxy Statement, in either case, which event is required to be described in an amendment of, or a supplement, to the Form S-4 or the Proxy Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the shareholders of Penny.

(iii)          Each of Navy and Penny shall promptly notify the other of the receipt of any comments from the SEC or its staff or any other appropriate government official and of any requests by the SEC or its staff or any other appropriate government official for amendments or supplements to any of the filings with the SEC in connection with the Merger and other transactions contemplated hereby or for additional information and shall supply the other with copies of all correspondence between Penny or any of its representatives, or Navy or any of its representatives, as the case may be, on the one hand, and the SEC or its staff or any other appropriate government official, on the other hand, with respect thereto.  Navy and Penny shall use their respective reasonable best efforts to respond to any comments of the SEC with respect to the Form S-4 and the Proxy Statement as promptly as practicable.  Navy and Penny shall cooperate with each other and provide to each other all information necessary in order to prepare the Form S-4 and the Proxy Statement, and shall provide promptly to the other party any information such party may obtain that could necessitate amending any such document.

(b)           Penny shall duly take all lawful action to call, set a record date for, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the date upon which the Form S-4 becomes effective (including any adjournment or postponement thereof, the “Penny Stockholders Meeting”) for the purpose of obtaining the Required Penny Vote with respect to the transactions contemplated by this Agreement.  Notwithstanding anything to the contrary contained in this Agreement, Penny may adjourn or postpone the Penny Stockholders Meeting, (i) after consultation with Navy, and with Navy’s consent (not to be unreasonably withheld, conditioned or delayed) if as of the time for which the Penny Stockholders Meeting is originally scheduled there are insufficient shares of Penny Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business as such meeting or to obtain the Required Penny Vote, (ii) after consultation with Navy, to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Penny has determined after consultation with outside legal counsel is necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the Penny stockholders prior to the Penny Stockholders Meeting, (iii) if Penny has delivered a written notice of a Superior Proposal or an Intervening Event in accordance with Section 6.4(b) and the applicable time periods contemplated by Section 6.4(b) for revisions to this Agreement would extend beyond the Penny Stockholders Meeting, until a date no earlier than five Business Days following the time at which such time periods have expired (or, if earlier, the date three Business Days before the End Date) and no more than 15 Business Days following the time at which such time periods have expired or (iv) if Merger Sub has not become a party to this Agreement prior to the mailing of the Proxy Statement.  Unless it is permitted to make a Change in Penny Recommendation (as defined below) pursuant to Section 6.4(b), Penny shall use reasonable best efforts to solicit the approval of its stockholders of the matters comprising the Required Penny Vote and the Penny Board shall recommend approval of the matters comprising the Required Penny Vote by the stockholders of Penny to the effect as set forth in Section 4.1(n) (the “Penny Recommendation”) and shall not (nor shall any committee thereof) (w) withdraw, qualify or modify (or propose to withdraw, qualify or modify) in any manner adverse to Navy such recommendation, (x) fail to include the such recommendation in the Proxy Statement, (y) take any action with respect to any tender offer or exchange offer for the shares of Penny Common Stock (including by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders) other than a recommendation against such offer that reaffirms the Penny Recommendation or (z) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any letter of intent, agreement, commitment or agreement in principle with respect to any Acquisition Proposal (collectively, a “Change in Penny Recommendation”).  Notwithstanding any Change in Penny Recommendation, unless this Agreement shall have been terminated in accordance with its terms, Penny shall submit this Agreement to the stockholders of Penny at the Penny Stockholders Meeting for the purpose of approving the matters comprising the Required Penny Vote, and nothing contained herein shall be deemed to relieve Penny of such obligation.

6.2.         Access to Information; Confidentiality.  Subject to the agreement, dated as of February 28, 2014 between Penny and Blue (the “Confidentiality Agreement”), and subject to applicable law, upon reasonable notice, each of Navy, Red Lion and Penny shall, and shall cause its respective Subsidiaries to, afford to each other and their respective officers, directors, employees, accountants, counsel, financial advisors, accountants and other agents and representatives (collectively, “Representatives”), reasonable access during normal business hours and upon reasonable prior notice during the period prior to the Effective Time to all its respective properties, books, contracts, commitments, personnel and records and, during such period, each of Red Lion and Penny shall, and shall cause each of its respective Subsidiaries to, furnish promptly to the other (a) a copy of each material report, schedule, registration statement and other document filed by it with any Governmental Entity and (b) all other information concerning its business, properties and personnel as Navy or Penny may reasonably request.  No review pursuant to this Section 6.2 shall affect any representation or warranty made by any party in this Agreement or any certificate delivered pursuant hereto.  Each party will hold, and will cause its respective Representatives and affiliates to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement.  Any such investigation pursuant to this Section 6.2 shall be conducted in such a manner as not to interfere unreasonably with the business or operations of Navy, Red Lion or Penny, as the case may be.  No party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date hereof.  Notwithstanding the foregoing, no party shall be required to disclose personnel records relating to individual performance or evaluation records, medical histories, or other information the disclosure of which would violate applicable law.  To the extent practicable, the parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

6.3.         Reasonable Best Efforts.  (a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable laws, rules and regulations to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof and in no event after the End Date, including preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, filings and other documents and to obtain as promptly as practicable all authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods required from, any Governmental Entity, including pursuant to the HSR Act, and all other consents, waivers, orders, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any third party in order to consummate the Merger or any of the other transactions contemplated by this Agreement.  In furtherance and not in limitation of the foregoing, each party agrees (i) (A) to make, as promptly as practicable, and in any event no later than 15 Business Days from the date hereof, an appropriate filing of a Notification and Report Form pursuant to the HSR Act and (B) to make, as promptly as reasonably practicable such other notifications and filings as are required under any Merger Control Laws with respect to the transactions contemplated hereby that the Parties agree are required to be made, and (ii) to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act, or Merger Control Law by such authorities and to use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and any Merger Control Law and to secure any clearances and authorizations under Merger Control Laws on or before the End Date.

(b)           Each of Navy and Penny shall, in connection with the efforts referenced in Section 6.3(a), use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of the status of any of the matters contemplated hereby, including providing the other party with a copy of any written communication (or summary of oral communications) received by such party from, or given by such party to, the Antitrust Division of the Department of Justice, the Federal Trade Commission or any other Governmental Entity and of any written communication (or summary of oral communications) received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, and (iii) consult with each other in advance to the extent practicable of any meeting or teleconference with any such Governmental Entity or, in connection with any proceeding by a private party, with any such other person, and to the extent permitted by any such Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and teleconferences.

(c)           In furtherance and not in limitation of the covenants of the parties contained in this Section 6.3, (i) if (A) any objections are asserted with respect to the transactions contemplated hereby under any law, rule, regulation, order or decree (including the HSR Act), (B) any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by any Governmental Entity or private party challenging the Merger or the other transactions contemplated hereby as violative of any law, rule, regulation, order or decree (including the HSR Act) or that would otherwise prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated hereby, or (C) any law, rule, regulation, order or decree is enacted, entered, promulgated or enforced by a Governmental Entity that would make the Merger or the other transactions contemplated hereby illegal or would otherwise prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated hereby, then (ii) each of Penny and Navy shall use its reasonable best efforts to resolve any such objections, actions or proceedings so as to permit the consummation of the transactions contemplated by this Agreement, including agreeing to sell, swap, hold separate or otherwise dispose of or conduct its or its Subsidiaries’ business or assets in a specified manner, or selling, swapping, holding separate or otherwise disposing of or conducting its or its Subsidiaries’ business or asset in a specified manner, which would resolve such objections, actions or proceedings such that the Merger can reasonably likely to be consummated by the End Date.  Notwithstanding the foregoing or any other provision in this

Agreement to the contrary, nothing in this Section 6.3 shall require, or be deemed to require the taking of any of the foregoing actions:  (x) by any member of the Navy Group (as defined in the Separation Agreement); or (y) by any other party that (i) is not conditional on the consummation of the Merger or (ii) would reasonably be expected to result in a Material Adverse Effect on the Red Lion Business or Red Lion after giving effect to the Merger.

(d)           In furtherance and not in limitation of the covenants of the parties contained in this Section 6.3, if any of the events specified in Section 6.3(c)(i)(B) or (C) occurs, then each of Navy and Penny shall cooperate in all respects with each other and use its reasonable best efforts, subject to Section 6.3(c), to vigorously contest and resist any such administrative or judicial action or proceeding and to have vacated, lifted, reversed or overturned any judgment, injunction or other decree or order, whether temporary, preliminary or permanent, that is in effect and that prevents, materially delays or materially impedes the consummation of the Merger or the other transactions contemplated by this Agreement and to have such law, rule, regulation, order or decree repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement, and each of Navy and Penny shall use its reasonable best efforts to defend, at its own cost and expense, any such administrative or judicial actions or proceedings.

(e)           Each of Penny and Navy and their respective Boards of Directors shall, if any “moratorium,” “control share,” “fair price” or other anti-takeover law or regulation becomes applicable to this Agreement, the Merger, or any other transactions contemplated hereby, use reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such law or regulation on this Agreement, the Merger and the other transactions contemplated hereby.

6.4.         Acquisition Proposals.  (a) Except as permitted by this Section 6.4, Penny shall not, and shall cause each of its Subsidiaries (and any of the employees or directors of it or its Subsidiaries) not to, and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer relating to, any transaction (other than any the transaction permitted or contemplated by this Agreement) to effect (A) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or any of its Subsidiaries whose assets, taken together, constitute 15% or more of the consolidated assets (including stock of its Subsidiaries) of Penny and its Subsidiaries, taken as a whole, based on fair market value, (B) any direct or indirect sale of, or tender or exchange offer for, Penny’s voting securities, in one or a series of related transactions, that, if consummated, would result in any person (or the shareholders of such person) beneficially owning securities representing 15% or more of Penny’s total voting power (or of the surviving parent entity in such transaction) or (C) any direct or indirect sale (including through acquisition of stock in any Subsidiary of Penny), in one or a series of related transactions, of assets or businesses of Penny or its Subsidiaries constituting 15% or more of the consolidated assets or revenues of Penny and its Subsidiaries, taken as a whole (any such proposal, offer or transaction (other than a proposal or offer made by Navy or an affiliate thereof) being hereinafter referred to as an “Acquisition Proposal”), (ii) have any discussions with or provide any confidential information or data relating to Penny or any of its Subsidiaries to any person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal or (iii) approve, recommend, execute or enter into, or propose to approve, recommend, execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other agreement related to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into pursuant to Section 6.4(b)(i)) or propose or agree to do any of the foregoing.  Nothing in this Section 6.4 shall prohibit Penny, or its Board of Directors, directly or indirectly through any officer, employee or Representative, informing any person that Penny is a party to this Agreement and referring such person to this Section 6.4.

(b)           Notwithstanding anything in this Agreement to the contrary, Penny or the Penny Board shall be permitted to (A) to the extent applicable, comply with Rule 14d-9 and Rule 14e-2, or make any “stop-look-listen” communication to the Penny stockholders pursuant to Rule 14d-9(f), each as promulgated under the Exchange Act with regard to an Acquisition Proposal, provided that this Section 6.4(b)(A) shall not permit Penny or the Penny Board to make a Change in Penny Recommendation except as expressly permitted by Section 6.4(b)(C) or Section 6.4(b)(D), (B) engage in any discussions or negotiations with, or provide any confidential information or data and afford access to the business, properties, assets, books or records of Penny or any of its Subsidiaries to, any person in response to an unsolicited (after the date hereof) bona fide, written Acquisition Proposal by any such person made after the date hereof under circumstances not resulting from any breach of this Section 6.4, (C) effect a Change in Penny Recommendation or terminate this Agreement in accordance with Section 8.1(h) in order to enter into a binding written agreement with respect to a Superior Proposal, in each case in response to an unsolicited (after the date hereof) bona fide written Acquisition Proposal by any such person made after the date hereof under circumstances not resulting from any breach of this Section 6.4 or (D) effect a Change in Penny Recommendation in response to an Intervening Event, in each case if and only to the extent that:

(i)            in the case of clause (B) above, (I) the Penny Stockholders Meeting has not occurred, (II) Penny has complied with this Section 6.4 in all material respects, (III) the Penny Board, after consultation with its financial advisors and outside legal counsel, has determined in good faith that such Acquisition Proposal constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal and (IV) prior to providing any information or data or access (in each case as described in clause (B) above) to any person in connection with an Acquisition Proposal, Penny shall enter into a confidentiality agreement with such person having provisions as to confidentiality that are no less favorable to Penny than those contained in the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”), provided that such confidentiality agreement shall not prohibit compliance by Penny with any of the provisions of this Section 6.4;

(ii)           in the case of clause (C) above, (I) the Penny Stockholders Meeting has not occurred, (II) Penny has complied with this Section 6.4 in all material respects, (III) the Penny Board, after consultation with its financial advisors and outside legal counsel, has determined in good faith that such Acquisition Proposal constitutes a Superior Proposal and, after consultation with its outside legal counsel, has determined in good faith that failure to take such action would be inconsistent with the fiduciary duties of the directors of Penny under applicable law and that, (IV) Penny has notified Navy in writing, at least three Business Days in advance, of its intention to effect such action (which notice shall include a copy of the relevant proposed transaction agreements and a copy of any financing commitments relating thereto); provided that such notice shall be given again in the event of any revision to the financial terms or other material terms such Superior Proposal; provided, further, however, that such subsequent three Business Day notice period shall be shortened to the longer of two Business Days and the time remaining on the prior notice period if the only change to the material terms of such Superior Proposal is a change of price, (V) prior to taking such action, Penny has, and has caused its financial and legal advisors to, negotiate with Navy in good faith to enable Navy to propose in writing revisions to the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal, and (VI) following the end of such notice period, the Penny Board shall have considered in good faith any changes to this Agreement proposed in writing by Navy, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that notwithstanding such proposed changes, such Acquisition Proposal remains a Superior Proposal; and

(iii)          in the case of clause (D) above, (I) the Penny Stockholders Meeting has not occurred, (II) Penny has complied with this Section 6.4(b)(iii) in all material respects, (III) the Penny Board, after consultation with its outside legal counsel, has determined in good faith that failure to make a Change in Penny Recommendation would be inconsistent with the fiduciary duties of the directors of Penny under applicable law, provided, however, that such action shall not be in response to an Acquisition Proposal or a Superior Proposal (which is addressed in clause (ii) above), (IV) Penny has notified Navy in writing, at least three Business Days in advance, of its intention to effect a Change in Penny Recommendation (which notice shall include a reasonable description of the Intervening Event that serves as the basis of such Change in Penny Recommendation); provided that such three Business Day notice shall be given again in the event of any change to the material facts and circumstances relating to such Intervening Event, (V) prior to effecting such a Change in Penny Recommendation, Penny has, and has caused its financial and legal advisors to, negotiate with Navy in good faith to enable Navy to propose in writing revisions the terms and conditions of this Agreement in such a manner that would obviate the need for making such Change in Penny Recommendation, and (VI) following the end of such notice period, the Penny Board shall have considered in good faith any changes to this Agreement proposed in writing by Navy, and shall have determined in good faith, after consultation with its outside legal counsel, that notwithstanding such proposed changes, the failure to make a Change in Penny Recommendation would be inconsistent with the fiduciary duties of the directors of Penny under applicable law.

(c)           Penny shall notify Navy as promptly as practicable of any request for information related to a potential Acquisition Proposal or any Acquisition Proposal received by Penny or any of its Representatives, orally and in writing, indicating, in connection with such notice, the identity of such person and the material terms and conditions of any such Acquisition Proposal (including a copy thereof if in writing and any related available material documentation or correspondence), and in any event Penny shall provide written notice to Navy of such Acquisition Proposal or requests for information and initiation of such discussions or negotiations by the end of the Business Day (New York time) following the day on which such event occurs.  Penny agrees that it will keep Navy promptly and reasonably apprised of the status and material terms of any such Acquisition Proposal (including whether withdrawn or rejected) and the status and nature of all information requested, and in any event Penny shall provide Navy with written notice of any material development with respect to any of the foregoing by the end of the Business Day (New York time) following the day on which such development occurs.  Penny also agrees to provide Navy with any information that it provides to the third party making the request therefor substantially contemporaneously with providing such information to such third party, unless Navy has already been provided with such information.

(d)           Penny (i) will and will cause its Subsidiaries, and its and their Representatives to, cease immediately and terminate any and all existing solicitation, knowing encouragement, knowing facilitation, discussions or negotiations with any third parties (other than Navy and its affiliates and its and their Representatives) conducted heretofore with respect to any Acquisition Proposal, (ii) will not, and will cause its Subsidiaries not to, release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Acquisition Proposal and (iii) will and will cause its Subsidiaries to enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including by seeking to obtain injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction.  Penny agrees that it will use reasonable best efforts to promptly inform its and its Subsidiaries’ respective directors, officers, key employees, agents and representatives of the obligations undertaken in this Section 6.4. Penny shall, if it has not already done so, promptly request, to the extent it has a contractual right to do so, that each person, if any, that has heretofore executed a confidentiality agreement within the twelve months prior to the date hereof in connection with its consideration of any Acquisition Proposal return or destroy all confidential information or data heretofore furnished to any person by or on behalf of Penny or any of its Subsidiaries.

(e)           For purposes of this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal that the Penny Board determines in good faith, after consultation with its financial advisors and outside legal counsel, taking into account all legal, financial, regulatory, timing and other aspects of the proposal, all conditions contained therein and the person making the proposal, is more favorable to the stockholders of Penny, from a financial point of view, than the transactions contemplated by this Agreement (after giving effect to any adjustments to the terms and provisions of this Agreement committed to in writing by Penny in response to such Acquisition Proposal); provided that, for purposes of this definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 6.4(a), except that the reference to “15% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50%”.

(f)            For purposes of this Agreement, “Intervening Event” means a material Event that was not known by or reasonably foreseeable to the Penny Board, as of the signing of this Agreement (or if known or reasonably foreseeable, the magnitude or consequences of which were not known or understood by, or not reasonably foreseeable by, the Penny Board as of the signing of this Agreement), which Event, magnitude or consequence becomes known to the Penny Board before obtaining the Required Penny Vote; provided, that (i) in no event shall any action taken by either party pursuant to and in compliance with the affirmative covenants set forth in Section 6.3 of this Agreement, and the consequences of any such action, constitute an Intervening Event, (ii) in no event shall any changes in prevailing economic or market conditions of the securities, credit or financial markets in the United States or elsewhere or any changes or events, affecting the industries in which the Red Lion Business operates generally, including changes in market prices (except to the extent those changes or events have a materially disproportionate effect on the Red Lion Business relative to other similarly situated participants in the industries in which it operates) constitute an Intervening Event, (iii) in no event shall any failure, in and of itself, by the Red Lion Business to meet any internal or published projections or forecasts in respect of revenues, earnings or other financial or operating metrics constitute an Intervening Event (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account) and (iv) in no event shall the receipt, existence of or terms of an Acquisition Proposal or any inquiry relating thereto or the consequences thereof constitute an Intervening Event.

6.5.         Stock Exchange Listing.  Red Lion and Navy shall use reasonable best efforts to cause (i) the Red Lion Common Shares to be issued in the Merger, (ii) the Red Lion Common Shares to be owned by Navy following the Red Lion Restructuring and (iii) the Red Lion Common Shares to be reserved for issuance upon the exercise of an option to acquire Red Lion Common Shares, to be approved for listing on NYSE, subject to official notice of issuance, prior to the Closing Date.

6.6.         Employee Benefit Plans.  Nothing contained in this Agreement shall (a) constitute or be deemed to be an amendment to any Penny Employee Benefit Plan or Red Lion Employee Benefit Plan or any other compensation or benefit plan, program, practice, policy, agreement or arrangement of Penny, Navy, Red Lion, the Surviving Corporation or any of their respective Subsidiaries; (b) prevent the amendment or termination of any Penny Employee Benefit Plan or Red Lion Employee Benefit Plan or interfere with the right or obligation of Red Lion, Navy or the Surviving Corporation to make such changes as are deemed necessary to conform with applicable law or regulation (including Section 409A of the Code); or (c) limit the right of Red Lion, Navy, the Surviving Corporation or any of their respective Subsidiaries to terminate the employment or service of any employee or other service provider at any time.

6.7.         Section 16 Matters.  Assuming that Penny delivers to Red Lion the Section 16 Information (as defined below) reasonably in advance of the Effective Time, the Board of Directors of Red Lion, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing that the receipt by the Insiders (as defined below) of Penny of Red Lion Common Shares in exchange for shares of Penny Common Stock (including Restricted Penny Shares) pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information provided by Penny to Red Lion prior to the Effective Time, is intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act such that any such receipt shall be so exempt.  “Section 16 Information” shall mean information accurate in all material respects regarding the Insiders of a person, the number of shares of the capital stock held by each such Insider, and the number and description of options, stock appreciation rights, restricted shares and other stock-based awards held by each such Insider.  “Insiders,” with respect to a person, shall mean those officers and directors of such person who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

6.8.         Fees and Expenses.  Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, except as otherwise provided in Section 8.2 hereof and except that (a) if the Merger is consummated, Red Lion or the Surviving Corporation shall pay, or cause to be paid, any and all property or transfer Taxes imposed on either Penny or Red Lion or their Subsidiaries in connection with the Merger, and (b) expenses incurred in connection with filing, printing and mailing the Proxy Statement and the Form S-4 and filing fees paid to Governmental Entities with respect to the transactions contemplated hereby pursuant to the HSR Act shall be shared equally by Navy and Penny.

6.9.         Governance.  (a) Navy and Red Lion shall cause the number of directors that will comprise the full Board of Directors of Red Lion on the Closing Date to be seven (7), consisting of the following individuals:  Randall C. McMullen, Jr., Michael K. Roemer, H. H. Wommack, Laura Doerre, Siggi Meissner, William Restrepo and Joshua E. Comstock; provided, that if Penny and Navy reasonably determine that a majority of the members the Board of Directors of Red Lion would not be independent directors pursuant to the standard of independence under the rules and regulations of the NYSE (“Independent Directors”) if composed of such seven individuals, then, prior to the mailing of the Proxy Statement, Navy shall designate one or more Independent Directors to replace individuals on the foregoing list who are not Independent Directors so as to ensure that a majority of the members the Board of Directors of Red Lion would be Independent Directors; provided, further, that in such a case Navy shall replace the fewest number of individuals necessary to ensure that a majority of the members the Board of Directors of Red Lion would be Independent Directors; and provided, further, that any references in this Agreement to an individual who has been so replaced shall be deemed to be references to the designated replacement.  The Board of Directors of Red Lion shall be divided into three classes.  Randall C. McMullen, Jr. and Laura Doerre shall be in the first class of directors, Michael K. Roemer and Siggi Meissner shall be in the second class of directors, and H. H. Wommack, William Restrepo and Joshua E. Comstock shall be in the third class of directors.  Each director in the first class shall (unless such director ceases to be in office in accordance with the Red Lion Bye-laws) serve initially until the conclusion of the first annual general meeting of the shareholders of Red Lion following the Effective Time, and subsequently shall (unless such director ceases to be in office in accordance with the Red Lion Bye-laws) serve for three-year terms, each concluding at the third annual general meeting of the shareholders of Red Lion after such class of directors was last appointed or reappointed.  Each director in the second class shall (unless such director ceases to be in office in accordance with the Red Lion Bye-laws) serve initially until the conclusion of the second annual general meeting of the shareholders of Red Lion following the Effective Time, and subsequently shall (unless such director ceases to be in office in accordance with the Red Lion Bye-laws) serve for three-year terms, each concluding at the third annual general meeting of the shareholders of Red Lion after such class of directors was last appointed or reappointed.  Each director in the third class shall (unless such director ceases to be in office in accordance with the Red Lion Bye-laws) serve initially until the conclusion of the third annual general meeting of the shareholders of Red Lion following the Effective Time, and subsequently shall (unless such director ceases to be in office in accordance with the Red Lion Bye-laws) serve for three-year terms, each concluding at the third annual general meeting of the shareholders of Red Lion after such class of directors together was last appointed or reappointed.  At each annual election thereafter, the successors of the directors of the class whose term expires in that year shall be elected to hold office for a term of three years, so that the term of office of one class of directors shall expire each year.

(b)           The committees of the Board of Directors of Red Lion shall be comprised fully of independent directors and shall initially be an audit committee, a compensation committee and a governance and nominating committee.  At or prior to the Effective Time, Red Lion will adopt governance guidelines providing that, in the event any director has a conflict of interest with Red Lion with regard to an item, such conflicted director shall not participate in any discussions or voting related to the conflicted item.

(c)           On or prior to the Effective Time, the Board of Directors of Red Lion shall take such actions as are necessary to cause the individuals set forth in Exhibit 6.9(c) to be elected or appointed to the offices of Red Lion specified in such Exhibit as of the Effective Time.

(d)           Effective as of the Effective Time, the current Chief Executive Officer of Penny shall be the chairman of the Board of Directors of Red Lion.

(e)           Until the end of the Standstill Period, (i) Red Lion shall cause each of Laura Doerre, Siggi Meissner and William Restrepo, or, if one of them has resigned, died, or is otherwise unable to serve as director for any reason, a replacement thereof designated in writing by Navy (each a “Navy Selected Director”) to be included in Red Lion’s slate of nominees for election as directors of Red Lion at its annual meeting of shareholders at the end of their term, and shall use its reasonable best efforts to cause the election of the Navy Selected Directors to Red Lion’s Board of Directors (including recommending that the Red Lion’s shareholders vote in favor of the election of the Navy Selected Directors (along with all other Red Lion nominees) and otherwise supporting him or her for election in a manner no less rigorous and favorable than the manner in which Red Lion supports its other nominees in the aggregate) and (ii) if any Navy Selected Director has resigned, died, or is otherwise unable to serve as director for any reason, Red Lion shall cause a replacement of such Navy Selected Director designated in writing by Navy to be installed in office in replacement of such Navy Selected Director within 20 Business Days of the delivery of such written notice unless such individual is not qualified serve on the Board of Directors of Red Lion pursuant to Red Lion’s corporate governance guidelines and the governance and nominating committee of the Red Lion Board of Directors has delivered written notice to Navy of such disqualification within such 20 Business Day period (in which case Navy will have the right to designate an alternative replacement pursuant to this clause (ii)).

(f)            Effective as of the Effective Time, the name of Red Lion shall be “C&J Energy Services Ltd.”

(g)           The Red Lion Common Shares will trade under the ticker symbol “CJES.”

6.10.       Indemnification; Directors’ and Officers’ Insurance.  (a) Without limiting any other rights that any Indemnified Party may have pursuant to any employment agreement, indemnification agreement or otherwise, from and after the Effective Time, Red Lion shall cause the Surviving Corporation to, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of Penny or any of its Subsidiaries (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Penny or any of its Subsidiaries or is or was serving at the request of Penny or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise or by reason of anything done or not done by such person in any such capacity and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time, in each case to the fullest extent such persons are permitted by applicable law to be indemnified by, or have the right to advancement of expenses from, Penny as of the date hereof.

(b)           For a period of six years after the Effective Time, Red Lion shall, or shall cause the Surviving Corporation to, maintain in effect, for the benefit of the Indemnified Parties with respect to their acts or omissions as directors and officers of Penny and its Subsidiaries, as applicable, occurring prior to Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby), the current policies of directors’ and officers’ liability insurance maintained by Penny (the “Existing D&O Policy”); provided that, (i) Red Lion may, or may cause the Surviving Corporation to, substitute therefor a policy or policies with limits, terms and conditions that are no less advantageous to the insured; (ii) neither Red Lion nor the Surviving Corporation shall be required to pay annual premiums for the Existing D&O Policy (or for any substitute policy or policies) in excess of 200% of the annual premium paid by Penny with respect to the Existing D&O Policy as of the date hereof, which is set forth in Section 6.10 of the Penny Disclosure Letter (the “Insurance Amount”); and (iii) if such premiums for the such insurance would at any time exceed the Insurance Amount, then Red Lion shall maintain, or cause the Surviving Corporation to maintain, policies of insurance that, in Red Lion’s good faith determination, provide the maximum coverage available at an annual premium equal to the Insurance Amount.  In lieu of the foregoing, Red Lion may, or may cause the Surviving Corporation to, at its option, purchase, from one or more insurers reasonably acceptable to Penny, a single payment, run-off policy or policies of directors’ and officers’ liability insurance covering each Indemnified Party with respect to their acts or omissions as directors and officers of Penny and its Subsidiaries, as applicable, occurring prior to Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) on terms and conditions, including limits, not less favorable in the aggregate than the terms and conditions contained in the current policies of directors’ and officers’ liability insurance maintained by Navy, such policy or policies to become effective at the Effective Time and remain in effect for a period of six years after the Effective Time.

(c)           If Red Lion or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Red Lion, as the case may be, shall assume the obligations set forth in this Section 6.10.

(d)           The provisions of this Section 6.10 (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and their respective heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

6.11.       Public Announcements.  Navy and Penny shall use reasonable best efforts (i) to develop a joint communications plan, (ii) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (iii) except in respect of any announcement required by applicable law or by obligations pursuant to any listing agreement with or rules of any securities exchange in which it is impracticable to consult with each other as contemplated by this clause (iii), to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

6.12.       Stockholder Litigation.  Subject to applicable law, each of Penny and Navy shall give the other party the opportunity to participate in the defense or settlement of any stockholder litigation against such party and/or its directors or executive officers relating to the Merger and the other transactions contemplated by this Agreement.  Each party agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against such party or its directors, executive officers or similar persons by any stockholder of such party relating to the Merger or the other transactions contemplated by this Agreement without the prior written consent of the other party (such consent not to be unreasonably withheld, delayed or conditioned).

6.13.       Red Lion Financing.

(a)           Penny shall not agree to any amendment or modification to be made to, or any waiver of any provision or remedy under, the Red Lion Commitment Letter without the prior written consent of Navy, if such amendments, modifications or waivers would reasonably be expected to (i) modify the aggregate amount of the Red Lion Financing, (ii) impose new or additional conditions to the receipt of the Red Lion Financing that would reasonably be expected to (A) expand in any material respect the conditions precedent or contingencies to the funding at Closing, (B) prevent or materially delay the consummation of the transactions contemplated by this Agreement and the other Transaction Agreements, or (C) materially adversely impact the ability of Penny to enforce its rights against the other parties to the Red Lion Commitment Letter.  Penny shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Red Lion Financing on the terms and conditions described in or contemplated by the Red Lion Commitment Letter, including using reasonable best efforts to (1) maintain in effect the Red Lion Commitment Letter (provided, that (x) Penny may amend, restate, supplement or otherwise modify the Red Lion Commitment Letter to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Red Lion Commitment Letter as of the date hereof and make other changes to the Red Lion Commitment Letter in order to effectuate the foregoing, (y) Penny may increase the amount of the Red Lion Financing, in each case so long as such action would not reasonably be expected to prevent or materially delay the consummation of the Red Lion Financing or the transactions contemplated by the Transaction Agreements, and (z) Penny shall disclose to Navy promptly its intention to amend, modify, waive or replace the Red Lion Commitment Letter, shall keep Navy reasonably apprised of the status and proposed terms and conditions thereof, and shall upon Navy’s written request, promptly furnish to Navy copies of any agreements or other documentation with respect to such amendment, modification, waiver or replacement), (2) satisfy on a timely basis all conditions and covenants applicable to Penny in the Red Lion Commitment Letter and otherwise comply with its obligations thereunder, (3) (i) furnish the report of Penny’s auditor on the most recently available audited consolidated financial statements of Penny and its Subsidiaries and use its reasonable best efforts to obtain the consent of such auditor to the use of such report in accordance with normal custom and practice and use reasonable best efforts to cause such auditor to provide customary comfort letters to the underwriters, initial purchasers or placement agents, as applicable, in connection with the Red Lion Financing, (ii) furnish any financial statements, schedules or other financial data or information relating to Penny as may be reasonably necessary to consummate the Red Lion Financing, including financial statements, financial data, pro forma financial statements, projections, audit reports and other information of the type required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering, reasonably required in connection with the Red Lion Financing or as otherwise necessary in order to assist in receiving customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with the offering(s) of debt securities contemplated by the Red Lion Commitment Letter (all such information in these clauses (i) and (ii), the “Penny Required Information”) (3) finalize and enter into definitive agreements with respect thereto (the “Debt Financing Agreements”) on the terms and conditions contemplated by the Red Lion Commitment Letter (or terms and conditions (including the flex provisions) no less favorable to Red Lion than the terms and conditions in the Red Lion Commitment Letter), (4) timely (taking into account the expected timing of the Marketing Period) prepare the necessary marketing materials with respect to the Red Lion Financing and (5) commence the syndication and/or marketing activities contemplated by the Red Lion Commitment Letter (taking into account the expected timing of the Marketing Period) and (6) consummate the Red Lion Financing at or prior to Closing.  Penny shall (x) furnish to Navy complete, correct and executed copies of the Debt Financing Agreements, (y) give Navy prompt notice of any material breach by any party of any of the Red Lion Commitment Letter or the Debt Financing Agreements of which Penny becomes aware or any termination thereof and (z) upon Navy’s request, otherwise keep Navy reasonably informed of the status of Penny’s efforts to arrange the Red Lion Financing (or any replacement thereof).  If any portion of the Red Lion Financing becomes unavailable on the terms and conditions contemplated in the Red Lion Commitment Letter (including the flex provisions) or from sources contemplated in the Red Lion Commitment Letter, Penny shall use its reasonable best efforts to arrange and obtain alternative debt financing from alternative debt sources for the same purposes as the purposes of the Red Lion Financing in an amount not less than $938,070,225 upon terms and conditions not less favorable, taken as a whole, to Red Lion than those in the Red Lion Commitment Letter as promptly as practicable following the occurrence of such event, including using reasonable best efforts to enter into definitive agreements with respect thereto, provided, that Penny shall not be required to seek or accept any such alternate financing if the terms or conditions thereof are less favorable, taken as a whole, to Red Lion than the Red Lion Financing to be replaced, including with respect to economic terms and conditions.

(b)           Prior to the Closing, each of Navy and Red Lion shall and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its respective Representatives to, provide to Penny, at Penny’s sole expense, all reasonable cooperation reasonably requested by Penny that is necessary in connection with the Red Lion Financing, including using reasonable best efforts to (i) furnish audited consolidated balance sheets and related statements of income, comprehensive income, equity and cash flows of the Red Lion Business (or, at the reasonable request of Penny, of Blue and Royal) for the three most recently completed fiscal years ended at least ninety (90) days prior to the Closing Date (which have been prepared in accordance with GAAP and Regulation S-X and include an audit opinion for each period that has not been withdrawn); (ii) furnish unaudited consolidated balance sheets and related statements of income, comprehensive income, equity and cash flows of the Red Lion Business (or, at the reasonable request of Penny, of Blue and Royal) for each subsequent fiscal quarter ended at least forty-five (45) days prior to the Closing Date (but excluding the fourth quarter of any fiscal year) (which have been prepared in accordance with GAAP and Regulation S-X and reviewed in accordance with SAS 100) (and the equivalent interim period in the prior fiscal year); (iii) furnish the report or reports of the Red Lion Business’s auditor (or, at the reasonable request of Penny, of Blue’s and Royal’s auditor) on the latest three years of audited financial statements of the Red Lion Business (or, at the reasonable request of Penny, of Blue and Royal) ended at least ninety (90) days prior to the Closing Date and using its reasonable best efforts to obtain the consent of such auditor to the use of such report in accordance with normal custom and practice and use reasonable best efforts to cause such auditor or auditors to provide customary comfort letters and bring down comfort letters to the underwriters, initial purchasers or placement agents, as applicable, in connection with the Red Lion Financing; (iv) cooperate with Penny and providing assistance to Penny in connection with the preparation of a pro forma consolidated statement of operations for the most recent fiscal year ended at least 90 days before the Closing Date, a pro forma balance sheet and related pro forma consolidated statement of operations for the most recent interim period ended at least 45 days prior to the Closing Date, and a pro forma consolidated statement of operations for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days prior to the Closing Date, in each case prepared giving effect to the transactions contemplated on the Closing Date as if such business combination had occurred at the beginning of the applicable period (in the case of income statements) or the end of the applicable period (in the case of balance sheets) (which pro forma financial statements for the most recent year and interim period would be prepared in accordance with Rule 11-02 of Regulation S-X); and (v) furnish any other financial statements, schedules or other financial data or information reasonably requested by Penny as may be reasonably necessary to consummate the Red Lion Financing, including financial statements, financial data, pro forma financial statements, projections, audit reports and other information of the type required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering on Form S-1 (including any financial statements required by Rule 3-05 of Regulation S-X), reasonably required in connection with the Red Lion Financing or as otherwise necessary in order to assist in receiving customary “comfort” (including “negative assurance” comfort and comfort on the pro forma financial statements) from independent accountants in connection with the offering(s) of debt securities contemplated by the Red Lion Commitment Letter (all such information in these clauses (i) through (v), the “Red Lion Required Information” and, collectively with the Penny Required Information, the “Required Information”), (vi) participate in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Red Lion Financing), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Red Lion Financing (including, upon request, senior management and Representatives, with appropriate seniority and expertise, of Navy), (vii) assist with the preparation of customary materials for rating agency presentations, bank information memoranda, offering documents, private placement memoranda and similar documents required in connection with the Red Lion Financing (including the delivery of one or more customary representation letters), (viii) cause the taking of corporate actions by Navy and its Subsidiaries reasonably necessary to permit the completion of the Red Lion Financing, (ix) facilitate the execution and delivery at the Closing of definitive documents related to the Red Lion Financing on the terms contemplated hereby, (x) cooperate with consultants or others engaged to undertake field examinations and appraisals, including furnishing information to such persons in respect of accounts receivable, inventory and other applicable assets, (xi) provide to the financing sources all documentation and other information reasonably requested by such sources that such sources reasonably determine is required by regulatory authorities with respect to Red Lion under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, (xii) use reasonable best efforts to cooperate in obtaining consents, legal opinions, surveys and title insurance as reasonably requested by Penny and customary for financings similar to the Red Lion Financing and cooperation in connection with obtaining or preparing lien searches, UCC filings, perfection certificates, incumbency certificates, solvency certificates, joinders, evidences of authority, notices, closing certificates, charters and other governing documents, and good standing certificates, and the creation and perfection of security interests in the collateral related to the Red Lion Financing, (xiii) ensure that there are no competing issues, offerings, arrangements or placements of debt securities or syndicated commercial bank or other credit facilities of Navy being offered, placed or arranged during the Marketing Period, (xiv) use their commercially reasonable efforts to cause the auditors who audited the financial statements included in the Required Information (a) to cooperate in connection with the preparation of offering documents, including reviewing and commenting on any offering memoranda utilized in connection with the financing and (b) to participate in customary auditor’s due diligence sessions with the financing sources, (xv) provide reasonable access to the financing sources and their counsel in connection with the Red Lion Financing to the books and records of the Company for purposes of completing their due diligence, including minute books, contracts and any and all other documents customarily reviewed by banks, initial purchasers and underwriters in connection with financing transactions; (xvi) to the extent the initial purchasers in any offering of securities request the inclusion of “Recent Developments” in an offering memorandum which includes the results of the most recently completed quarterly period or the results of the current quarterly period which has not completed, provide such results to the extent reasonably available, (xvii) take such actions as are reasonably requested by Penny or its financing sources to facilitate the satisfaction on a timely basis of all conditions to the Red Lion Financing that are within its control, and (xviii) cooperate in procuring, prior to the date that is twenty (20) consecutive calendar days prior to the Closing Date, corporate and facilities ratings for the Red Lion

Financing; provided, however, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of Navy or its Subsidiaries.  None of Navy or any of its Subsidiaries shall be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the Red Lion Financing or any of the foregoing, prior to the Effective Time, unless such action is contingent upon the Closing.  If the Closing does not occur, Penny shall indemnify and hold harmless Navy, Red Lion, their respective Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with any action, claim, arbitration, litigation or suit brought by a third party related to the arrangement of the Red Lion Financing (including any action taken in accordance with this Section 6.13(b)) and any information utilized in connection therewith (other than historical information relating to Red Lion or its Subsidiaries or other information furnished by or on behalf of Red Lion or its Subsidiaries), except to the extent that such liabilities, losses, damages, claims, costs expenses, interests, awards, judgments and penalties arise from the willful misconduct, gross negligence or bad faith of Navy, Red Lion, their Subsidiaries or Representatives.    Navy hereby consents to the reasonable use of Navy’s and its Subsidiaries’ logos in connection with the Red Lion Financing, provided that such logos are used in a manner that is not intended to harm or disparage Navy or any of its Subsidiaries or the reputation or goodwill of Navy or any of its Subsidiaries.  Penny shall be responsible for all out-of-pocket, third party fees and expenses related to the Red Lion Financing (including all fees under commitment letters and all indemnity claims under any of them).

(c)           At or immediately prior to the Effective Time, Penny shall, and shall cause its Subsidiaries to, permanently (x) terminate the credit facility specified in Section 6.13(c) of the Penny Disclosure Letter and all related contracts to which Penny or any of its Subsidiaries is a party and (y) cause to be released any Liens on its assets relating to such terminated credit facility.

6.14.       Standstill.

(a)           Unless approved in advance in writing by at least two-thirds of the directors of the Board of Directors of Red Lion, Navy agrees that neither it nor any of its controlled affiliates will, and that it will use its reasonable best efforts to cause its directors and officers not to, directly or indirectly, except as otherwise provided in this Agreement, until the end of the Standstill Period:

(i)            acquire, directly or indirectly, beneficial ownership of any additional Red Lion Common Shares or other equity securities of Red Lion, other than (i) by exercising any preemptive rights available to Navy or its affiliates or (ii) as the result of any stock split, stock dividend, bonus issue, share subdivision, reverse stock split or similar transaction (provided, however, for the avoidance of doubt, that notwithstanding the foregoing Navy and its controlled affiliates may purchase, in the aggregate, a number of Red Lion Common Shares equal to the number they have sold from after Closing (as adjusted for any stock split, stock dividend, bonus issue, share subdivision, reverse stock split or similar transaction); enter into arrangements, understandings or agreements (whether written or oral) with, or advise, finance or assist any other person in connection with any of the foregoing; or

(ii)           enter into arrangements, understandings or agreements (whether written or oral) with, or advise, finance or assist any other person in connection with any of the foregoing; or

(iii)          request, propose or otherwise seek, in each case in a manner that would require public disclosure, any amendment or waiver of the provisions contained in clauses (i)-(ii) above.

(b)           Unless approved in advance in writing by at least two-thirds of the directors of the Board of Directors of Red Lion, Navy agrees that neither it nor any of its directors, officers or controlled affiliates will, directly or indirectly, except as otherwise provided in this Agreement, until the end of the Standstill Period:

(i)            seek, make or take any action to solicit or encourage any offer or proposal for any merger, amalgamation consolidation, tender or exchange offer, sale or purchase of assets or securities or other business combination, restructuring, recapitalization or similar transaction involving Red Lion;

(ii)           “solicit” or become a “participant” in any “solicitation” of any “proxy” (as such terms are defined in Regulation 14A under the Exchange Act) from any holder of Red Lion Common Shares in connection with any vote on any matter (whether or not relating to the election or removal of directors), or agree or announce its intention to vote with any person undertaking a “solicitation”;

(iii)          form or join in or in any way participate in a “group” as defined under Section 13(d)(3) of the Exchange Act or the rules promulgated thereunder with respect to any Red Lion Common Shares or other equity securities of Red Lion;

(iv)          grant any proxies to any third party with respect to any Red Lion equity securities (other than as recommended by the Board of Directors of Red Lion) or deposit any Red Lion equity securities in a voting trust or enter into any other arrangement, understanding or agreement (whether written or oral) with a third party with respect to the voting thereof;

(v)           seek, alone or in concert with other persons, additional representation on, or propose any changes to the size of, the board of directors of Red Lion;

(vi)          enter into arrangements, understandings or agreements (whether written or oral) with, or advise, finance or assist any other person in connection with any of the foregoing; or

(vii)                           request, propose or otherwise seek, in each case in a manner that would require public disclosure, any amendment or waiver of the provisions contained in clauses (i)-(vi) above.

(c)                                  The “Standstill Period” shall begin on the Closing Date and end upon the earlier to occur of (a) the five-year anniversary of the Effective Time and (b) the date that Navy beneficially owns less than 15% of all issued and outstanding Red Lion Common Shares.

(d)                                 During the Standstill Period, if either (i) any Navy Selected Director is not nominated by the Board of Directors of Red Lion for election at Red Lion’s annual meeting of shareholders at the end of its term or (ii) any Navy Selected Director has resigned, died, or is otherwise unable to serve as director for any reason, then Navy shall designate the replacement of such Navy Selected Director by written notice to Red Lion, and such designee shall be installed in office in replacement of such Navy Selected Director within 20 Business Days of the delivery of such written notice unless such individual is not qualified serve on the Board of Directors of Red Lion pursuant to Red Lion’s corporate governance guidelines and the governance and nominating committee of the Red Lion Board of Directors has delivered written notice to Navy of such disqualification within such 20 Business Day period (a “Good Faith Disqualification Notice”) (in which case Navy will have the right to designate an alternative replacement).  Notwithstanding anything herein to the contrary, if such designee is not installed in office in replacement of such Navy Selected Director within such 20 Business Day period and a valid, timely Good Faith Disqualification Notice has not been delivered to Navy, then the Standstill Period shall immediately and automatically terminate.

6.15.                     Transfer Restrictions.

(a)                                 During the Standstill Period, Navy will not, and will cause its Subsidiaries not to, directly or indirectly, (i) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of), any Red Lion Common Shares or any securities convertible into, exercisable for, or exchangeable for Red Lion Common Shares, or (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Red Lion Common Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Red Lion Common Shares or other securities, in cash or otherwise (collectively, “Transfer”), other than:

(i)                                     in accordance with the volume and manner of sale restrictions of Rule 144 under the Securities Act;

(ii)                                  pursuant to a resale shelf registration statement filed by Red Lion pursuant to the Registration Rights Agreement or any other registration statement filed by Red Lion with respect to Red Lion Common Shares held by Navy (including in an underwritten “bought deal” or a widely distributed public offering or at-the-market sales, in each case that is not structured to circumvent the requirements of clause (iii) below);

(iii)                               to any person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) who has not filed a Schedule 13D with regard to Red Lion and is not required to file a Schedule 13D after giving effect to such Transfer (a “Passive Investor”) if (x) such Passive Investor will beneficially own less than 10% of the issued and outstanding Red Lion Common Shares (the “Ownership Limit”) following such Transfer or (y) such Transfer is made after Navy has complied with the Right of First Refusal set forth in Section 6.18;

(iv)                              to Red Lion upon its exercise of the Right of First Refusal set forth in Section 6.18;

(v)                                 to Navy or one of its wholly owned Subsidiaries; or

(vi)                              with the approval of at least two-thirds of the directors of the Board of Directors of Red Lion.

For the avoidance of doubt, the issuance, sale or transfer of Navy equity or debt shall not constitute a Transfer for purposes of this Agreement; provided, however, that the issuance, sale or transfer of any of the equity securities of any Subsidiary of Navy that, directly or indirectly, owns Red Lion Common Shares shall be a Transfer of Red Lion Common Shares that is subject to the restrictions on Transfer set forth in this Agreement (to the extent applicable).

(b)                                 Notwithstanding anything herein to the contrary, until the end of the Standstill Period, Navy may not Transfer any Red Lion Common Shares or any securities convertible into, exercisable for, or exchangeable for Red Lion Common Shares to any Competitor without the approval of at least two-thirds of the directors of the Board of Directors of Red Lion (including the Chairman of the Board).  “Competitor” means the persons listed in Section 6.15(b) of the Penny Disclosure Letter; provided that Red Lion and Navy shall review such list of persons from time to time and it shall be modified with the mutual agreement of Navy and the Board of Directors of Red Lion.

(c)                                  During the Standstill Period, Navy will notify Red Lion in writing of its intent to engage in the Transfer of Red Lion Common Shares to any person (other than a wholly owned Subsidiary of Navy), and the number of shares it intends to Transfer, not less than three Business Days before, and not more than 93 days before, engaging in such Transfer.

6.16.                     Lock-up.  Navy will not, for a period commencing on the Closing Date and ending 180 days after the Closing Date, Transfer Red Lion Common Shares or any securities convertible into, exercisable for, or exchangeable for Red Lion Common Shares.

6.17.                     Additional Agreements.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest Red Lion or the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the constituent corporations of the Merger, the proper officers and directors of each party to this Agreement shall take all such necessary action.

6.18.                     Right of First Refusal.

(a)                                 If Navy proposes to Transfer any Red Lion Common Shares or any securities convertible into, exercisable for, or exchangeable for Red Lion Common Shares in reliance on Section 6.15(a)(iii)(y) (collectively, the “Offered Shares”) and has received a bona fide offer from one or more third parties to buy any Offered Shares, then, prior to Transferring such Offered Shares, Navy shall give written notice (the “Offer Notice”) to Red Lion describing the proposed Transfer including (i) the amount of Offered Shares to be Transferred, (ii) the consideration to be paid, (iii) the name and address of each prospective transferee, (iv) all material terms and conditions of the Transfer, and (v) Navy’s offer to sell the Offered Shares to Red Lion for the same purchase price and on the same material terms and conditions as contained in the offer of such third party or parties.  The Offer Notice constitutes an irrevocable offer by Navy to sell to Red Lion the Offered Shares on the terms set forth in the Offer Notice.

(b)                                 Red Lion has the right, subject to applicable law, to purchase all, but not less than all, of the Offered Shares at the price and on the other terms set forth in the Offer Notice (the “Right of First Refusal”), if Red Lion gives written notice of the exercise of such right to Navy within five days (the “Refusal Period”) after the date of receipt of the Offer Notice.  If Red Lion shall not have delivered a notice in accordance with this Section 6.18(b) before the end of the Refusal Period, then Red Lion will be deemed to have elected not to accept the offer to purchase the Offered Shares specified in the Offer Notice.  If Red Lion does not exercise its Right of First Refusal to purchase all of the Offered Shares within the Refusal Period, then Navy may, not later than 20 days following delivery to Red Lion of the Offer Notice, sell, or enter into a binding agreement to sell, the Offered Shares, at a price not lower than the price set forth in the Offer Notice, and on terms and conditions otherwise not materially more favorable to the transferee, than those described in the Offer Notice.  Any proposed transfer at a lower price, or otherwise on terms and conditions materially more favorable to the transferee than those described in the Offer Notice, shall again be subject to the rights of Red Lion hereunder and Navy may not sell any Offered Shares without repeating the foregoing procedures.

(c)                                  If Red Lion shall have agreed to purchase the Offered Shares, Red Lion shall consummate its purchase by delivering, against receipt of certificates or other instruments representing the Offered Shares being purchased, appropriately endorsed, the aggregate purchase price to be paid by it via wire transfer of immediately available funds to an account specified by Navy not less than two Business Days before the closing date, which will be the latest of (i) five days after delivery of the notice by Red Lion to Navy of its acceptance of Navy’s offer, (ii) five days after the satisfaction of all Conditions or (iii) such other date agreed to in writing by Navy and Red Lion.  “Conditions” means (a) the expiration of all waiting periods and receipt of all required consents and approvals from (i) any Governmental Entity or (ii) any other person, if in the case of this clause (ii), the failure to obtain a consent or approval from such person would reasonably be expected to have a material adverse effect on the ability of the parties to consummate such transaction, (b) compliance with all laws applicable to such transaction and (c) the absence of any injunction or similar legal order preventing such transaction.

6.19.                     Tax Matters.

(a)                                 Restructuring Tax Opinion.  Navy and Red Lion, on the one hand, and Penny, on the other hand, shall cooperate with each other in obtaining, and shall use their respective reasonable best efforts to obtain, a tax opinion from Deloitte & Touche, LLP (“Navy Tax Counsel”) to Navy, Red Lion and Blue, dated as of the Closing Date, in form and substance reasonably satisfactory to Navy (and any similar opinion to be attached as an exhibit to the Form S-4), substantially to the effect that for U.S. federal income tax purposes the distribution by Nabors Industries, Inc., a Delaware corporation, of NCPS and the distribution by Nabors International Finance Inc., a Delaware corporation, of NCPS should qualify as Tax-free pursuant to Section 355 of the Code (the “Restructuring Tax Opinion”).  Each of Navy, Red Lion and Blue shall use its reasonable best efforts to deliver to Navy Tax Counsel for purposes of the Restructuring Tax Opinion a “Tax Representation Letter,” dated as of the Closing Date (and, if requested, dated as of the date the Form S-4 shall have been declared effective by the SEC), signed by an officer of Navy, Red Lion or Blue, as applicable, and containing representations of Navy, Red Lion or Blue, as applicable, in each case, as shall be reasonably necessary or appropriate to enable Navy Tax Counsel to render the Restructuring Tax Opinion.

(b)                                 Merger Tax Opinion.  Navy and Red Lion, on the one hand, and Penny, on the other hand, shall cooperate with each other in obtaining, and shall use their respective reasonable best efforts to obtain, a tax opinion from Fried, Frank, Harris, Shriver & Jacobson LLP (“Penny Tax Counsel”) to Penny, dated as of the Closing Date, in form and substance reasonably satisfactory to Penny (and any similar opinion to be attached as an exhibit to the Form S-4), substantially to the effect that for U.S. federal income tax purposes the Merger should be treated as a reorganization within the meaning of Section 368(a) of the Code and Red Lion should be treated as a corporation under Section 367(a) of the Code with respect to each transfer of property thereto in connection with the Merger (other than a transfer by a shareholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii)) of Red Lion immediately following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8(c)) (the “Merger Tax Opinion”).  Each of Navy, Red Lion, Blue and Penny shall use its reasonable best efforts to deliver to Penny Tax Counsel for purposes of the Merger Tax Opinion a “Tax Representation Letter,” dated as of the Closing Date (and, if requested, dated as of the date the Form S-4 shall have been declared effective by the SEC), signed by an officer of Navy, Red Lion, Blue or Penny, as applicable, and containing representations of Navy, Red Lion, Blue or Penny, as applicable, in each case, as shall be reasonably necessary or appropriate to enable Penny Tax Counsel to render the Merger Tax Opinion.

(c)                                  Change in Law.  Notwithstanding anything in this Agreement to the contrary, in the event that prior to the Closing Date legislation is enacted, or the parties reasonably believe that legislation will be enacted with an effective date prior to or after the Closing Date, which would cause Red Lion to be treated as a domestic corporation for U.S. federal income Tax purposes, this Agreement shall be amended to provide for (i) the merger of a newly formed Subsidiary of Penny with and into Blue, with Blue surviving such merger as a direct wholly owned Subsidiary of Penny and (ii) the acquisition by Penny (or a Subsidiary of Penny) of Royal.

6.20.                     Obligations of Red Lion and Merger Sub.  Navy shall take all action necessary to cause Red Lion and Merger Sub to perform their respective obligations under or related to this Agreement in accordance with and subject to the terms and conditions set forth in this

Agreement.  Prior to the Penny Stockholders Meeting, Navy shall (a) cause the Board of Directors of Merger Sub and USHC, by resolutions duly adopted, to adopt this Agreement and (b) cause an affirmative vote of the holders of a majority of the outstanding shares of common stock of Merger Sub approving this Agreement and the transactions contemplated hereby to be obtained.

6.21.                     Reorganization Post-Merger.

(a)                                 Immediately after the Merger, Red Lion will transfer all of the equity interests in the Surviving Corporation to a limited liability company to be organized under the laws of Luxembourg that will be a direct wholly owned Subsidiary of Red Lion (“LuxCo”), and promptly thereafter LuxCo will transfer all of the equity interests in the Surviving Corporation to USHC.

(b)                                 LuxCo will timely file an election with the IRS to be treated as an entity disregarded as separate from Red Lion for U.S. federal income tax purposes.

6.22.                     Share Calculation.  At or prior to the Closing, Penny shall deliver a certificate signed on behalf of Penny by the Chief Executive Officer and Chief Financial Officer of Penny stating (a) the correct total number of shares of Penny Common Stock (including Restricted Penny Shares) issued between the date hereof and the Effective Time and (b) the correct total number of shares of Penny Common Stock subject to issuance upon the exercise or payment of any Penny Stock Options that were issued between the date hereof and the Effective Time.

ARTICLE VII
CONDITIONS PRECEDENT

7.1.                            Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Closing of the following conditions, any and all of which may be waived in whole or in part by Penny and Navy to the extent permitted by applicable law:

(a)                                 Stockholder Approval.  The Required Penny Vote shall have been obtained.

(b)                                 Exchange Listing.  The Red Lion Common Shares to be issued in the Merger and the Red Lion Common Shares to be held by Navy shall have been authorized for listing on NYSE, subject to official notice of issuance.

(c)                                  Requisite Regulatory Approvals.  The waiting period (including any extension thereof) applicable to the Merger under the HSR Act (the “Requisite Regulatory Approvals”) shall have been terminated or shall have expired.

(d)                                 Form S-4.  The Form S-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall be pending.

(e)                                  No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order or judgment issued by any Governmental Entity of competent jurisdiction (an “Injunction”) enjoining or prohibiting the consummation of the Merger shall be in effect.  There shall not be any action taken, or any law, rule, regulation or order enacted, entered or enforced in respect of the Merger, by any Governmental Entity of competent jurisdiction that makes the consummation of the Merger illegal.

(f)                                   Red Lion Restructuring.  The Red Lion Restructuring shall have been completed in accordance with the Separation Agreement.

7.2.                            Conditions to Obligations of Navy and Merger Sub.  The obligation of Navy and Merger Sub to effect the Merger is subject to the satisfaction at or prior to the Closing of the following conditions, any and all of which may be waived in whole or in part by Navy to the extent permitted by applicable law:

(a)                                 Representations and Warranties.

(i)                                     The representations and warranties of Penny set forth in Sections 4.1(b)(i), 4.1(b)(iii), 4.1(b)(vi)(1)-(4), 4.1(l), 4.1(m) and 4.1(n) shall be true and correct other than in de minimis respects, as of the date hereof and as of the Closing Date as if made at and as of such time (except for representations and warranties made only as of a specified date, which shall be true and correct other than in de minimis respects only as of the specified date);

(ii)                                  the representations and warranties of Penny set forth in Sections 4.1(b)(vi)(5) and (6), 4.1(c)(i), 4.1(i)(ii) and 4.1(x) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made at and as of such time (except for representations and warranties made only as of a specified date, which shall be true and correct in all material respects only as of the specified date); and

(iii)                               the other representations and warranties of Penny contained in this Agreement (disregarding all qualifications and exceptions contained therein regarding materiality or Material Adverse Effect) shall be true and correct, in each case as of the date hereof and as of the Closing Date as if made at and as of that time (except for representations and warranties made only as of a specified date, which shall be true and correct as of the specified date), except to the extent where the failures of any such representations and warranties to be so true and correct, in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect on Penny.

Navy shall have received a certificate signed on behalf of Penny by the Chief Executive Officer and Chief Financial Officer of Penny to such effect.

(b)                                 Performance of Obligations of Penny.  Penny shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing, and Navy shall have received a certificate signed on behalf of Penny by the Chief Executive Officer and Chief Financial Officer of Penny to such effect.

(c)                                  No Material Adverse Effect.  Since the date of this Agreement, there shall not have been any Event that has had or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Penny.

(d)                                 Tax Opinion.  Navy shall have received the Restructuring Tax Opinion from Navy Tax Counsel, dated the Closing Date.

(e)                                  FIRPTA Certificate.  Penny shall have delivered to Navy a certificate, signed under penalties of perjury and dated within thirty (30) days prior to the Closing Date, that satisfies the requirements of Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3) and confirms that Penny is not, nor has been within five (5) years of the date of the certification, a “United States real property holding corporation” as defined in Section 897 of the Code, together with a copy of a notice to the IRS, signed by Penny, that satisfies the requirements of Treasury Regulation Section 1.897-2(h)(2).

(f)                                   Note Repayment.  Proceeds from the Red Lion Financing sufficient to complete the Note Repayment shall be available.

(g)                                  Material Agreements.  The consents, approvals and other deliverables with respect to agreements that are listed in Section 7.2(g) of the Penny Disclosure Letter shall have been obtained and shall remain in full force and effect.

7.3.                            Conditions to Obligations of Penny.  The obligation of Penny to effect the Merger is subject to the satisfaction at or prior to the Closing of the following conditions, any and all of which may be waived in whole or in part by Penny to the extent permitted by applicable law:

(a)                                 Representations and Warranties.

(i)                                     The representations and warranties of Navy set forth in Sections 4.2(b)(i), 4.2(b)(iii), 4.2(l), 4.2(m) and 4.2(n) shall be true and correct other than in de minimis respects, as of the date hereof and as of immediately prior to the Effective Time as if made at and as of such time (except for representations and warranties made only as of a specified date, which shall be true and correct other than in de minimis respects only as of the specified date);

(ii)                                  the representations and warranties of Navy set forth in Sections 4.2(c)(i) and 4.2(y) shall be true and correct in all material respects as of the date hereof and as of immediately prior to the Effective Time as if made at and as of such time (except for representations and warranties made only as of a specified date, which shall be true and correct in all material respects only as of the specified date); and

(iii)                               the other representations and warranties of Navy contained in this Agreement that are not so qualified (disregarding all qualifications and exceptions contained therein regarding materiality and Material Adverse Effect) shall be true and correct, in each case as of the date hereof and as of immediately prior to the Effective Time as if made at and as of that time (except for representations and warranties made only as of a specified date, which shall be true and correct as of the specified date), except to the extent where the failures of any such representations and warranties to be so true and correct, in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect on Navy.

Penny shall have received a certificate signed on behalf of Navy by the Chairman and Chief Executive Officer and by the Chief Financial Officer of Navy to such effect.

(b)                                 Performance of Obligations of Navy.  Navy shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing, and Penny shall have received a certificate signed on behalf of Navy by the Chairman and Chief Executive Officer and the Chief Financial Officer of Navy to such effect.

(c)                                  No Material Adverse Effect.  Since the date of this Agreement, there shall not have been any Event that has had or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Red Lion.

(d)                                 Red Lion Bye-laws.  The Red Lion Bye-laws shall have been amended so as to be in the form of Exhibit D.

(e)                                  Tax Opinion.  Penny shall have received the Merger Tax Opinion from Penny Tax Counsel, dated the Closing Date.

ARTICLE VIII
TERMINATION

8.1.                            Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Required Penny Vote has been obtained:

(a)                                 by mutual consent of Navy and Penny in a written instrument;

(b)                                 by either Navy or Penny, if any Governmental Entity of competent jurisdiction shall have issued an order, decree, ruling or Injunction permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or Injunction has become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to comply with Section 6.3 or any other provision of this Agreement has been the cause of, or resulted in, such action;

(c)                                  by either Navy or Penny, if the Merger shall not have been consummated on or before 5:00 p.m., New York time, on December 31, 2014 (the “End Date”); provided, however, that if the Closing Date would occur on or prior to December 31, 2014 except for the failure to complete the Marketing Period, the End Date shall be the earlier of (i) the third (3rd) Business Day following the completion of the Marketing Period and (ii) January 31, 2015; and provided, further, that if all of the conditions to Closing, other than the conditions set forth in Section 7.1(a) and/or Section 7.1(d), shall have been satisfied, shall be capable of being satisfied at such time or would be capable of being satisfied at such time but for the fact that the conditions set forth in Section 7.1(a) and/or Section 7.1(d) are not satisfied, the End Date may be extended by either Navy or Penny from time to time by written notice to the other party up to a date not beyond March 31, 2015, the latest of any of which dates shall thereafter be deemed to be the End Date; and provided, further, that the right to terminate this Agreement under this Section

8.1(c) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(d)                                 by Navy, if Penny shall have:  (i) failed to make the Penny Recommendation or effected a Change in Penny Recommendation, whether or not permitted by the terms hereof, or (ii) breached its obligations under Section 6.4 in any material respect;

(e)                                  by Navy, if there shall have been a breach by Penny of any of the covenants or agreements, or a failure to be true of any of the representations or warranties, set forth in this Agreement on the part of Penny, which breach, or failure to be true, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the condition set forth in Section 7.2(a) or (b) and which breach, or failure to be true, has not been cured by the earlier of 30 days following written notice thereof to Penny or the End Date or, by its nature, cannot be cured within such time period; provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available if Navy is itself in breach of its representations, warranties or covenants such as would result in any of the closing conditions set forth in Section 7.3(a) or (b) not being satisfied;

(f)                                   by Penny, if there shall have been a breach by Navy of any of the covenants or agreements, or a failure to be true of any of the representations or warranties, set forth in this Agreement on the part of Navy, which breach, or failure to be true, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the condition set forth in Section 7.3(a) or (b) and which breach, or failure to be true, has not been cured by the earlier of 30 days following written notice thereof to Navy or the End Date or, by its nature, cannot be cured within such time period; provided, however, that the right to terminate this Agreement under this Section 8.1(f) shall not be available if Penny is itself in breach of its representations, warranties or covenants such as would result in any of the closing conditions set forth in Section 7.2(a) or (b) not being satisfied;

(g)                                  by either Navy or Penny, if the Penny Stockholders Meeting (including any adjournments and postponements thereof in accordance with Section 6.1) shall have concluded without the Required Penny Vote having been obtained;

(h)                                 by Penny, at any time prior to receipt of the Required Penny Vote, in order to enter into a binding written agreement with respect to a Superior Proposal, provided that Penny shall have complied in all material respects with its obligations under Section 6.4 and shall have paid all amounts due pursuant to Section 8.2(b)(iii) in accordance with the terms, and at the times, specified therein; or

(i)                                     by Navy, if (A) all of the conditions set forth in Section 7.1 and Section 7.3 (other than those conditions that by their nature are to be satisfied at the Closing but that are expected to be satisfied at the Closing) have been satisfied or, to the extent permitted by applicable law, waived by the party having the right to waive such conditions, (B) Navy has confirmed in a writing delivered to Penny following the end of the Marketing Period that all conditions set forth in Section 7.2 (other than the condition set forth in Section 7.2(f) and those conditions that by their nature are to be satisfied at the Closing but that are expected to be satisfied at the Closing) have been satisfied (or that it would be willing to waive any such unsatisfied conditions in Section 7.2 for purposes of consummating the Merger); and, that Navy stands, ready, willing and able to consummate the Merger and (C) the full proceeds of the Red Lion Financing are not available to USHC to complete the Note Repayment within five (5) Business Days after the delivery of such written notice.

A terminating party shall provide written notice of termination to the other parties specifying with particularity the reason for such termination and the Section or Sections of this Agreement under which such termination is being made.  If more than one provision of this Section 8.1 is available to a terminating party in connection with a termination, a terminating party may rely on any and/or all available provisions in this Section 8.1 for any such termination.

8.2.                            Effect of Termination.  (a) In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, and there shall be no liability or obligation on the part of any party or its respective officers or directors, except with respect to Section 6.2 (Access to Information; Confidentiality), Section 6.8 (Fees and Expenses), this Section 8.2 (Effect of Termination), and Article IX (General Provisions), which shall survive such termination and except that no party shall be relieved or released from any liabilities or damages incurred or suffered by the other party arising out of its Willful and Material Breach of its covenants contained in this Agreement.  For purposes of this Agreement, “Willful and Material Breach” means a material breach that is the consequence of an act by the breaching party with the knowledge that the taking of such act would, or would be reasonably expected to, cause a material breach of this Agreement.

(b)                                 Penny shall make payments to Navy, by wire transfer of immediately available funds to such accounts as Navy may designate, if this Agreement is terminated as follows:

(i)                                     if Navy shall terminate this Agreement pursuant to Section 8.1(d)(i) or Section 8.1(i), then Penny shall pay the sum of $65 million (the “Penny Termination Fee”) on the second Business Day following such termination;

(ii)                                  if either party shall terminate this Agreement pursuant to Section 8.1(g), then Penny shall pay the sum of $17 million, to reimburse Navy for fees and expenses incurred by Navy and its Subsidiaries in connection with this Agreement and the transactions contemplated herein, on the second Business Day following such termination;

(iii)                               if Penny shall terminate this Agreement pursuant to Section 8.1(h), then Penny shall pay the Penny Termination Fee prior to or concurrently with such termination;

(iv)                              if (A) Navy shall terminate this Agreement pursuant to Section 8.1(d)(ii) or either party shall terminate this Agreement pursuant to Section 8.1(g) and (B) at any time after the date hereof and at or before the date of the Penny Stockholders Meeting, there shall have been a Public Penny Proposal that was not withdrawn at least the date ten (10) Business Days prior to (x) the date of such termination (in the case of a termination pursuant to Section 8.1(d)(ii)) or (y) the Penny Stockholders Meeting (in the case of a termination pursuant to Section 8.1(g)), and (C) within 12 months of the date of such termination of this Agreement, Penny enters into any definitive agreement with respect to, or consummates, any Acquisition Proposal (provided that, for purposes of this clause (C), any reference to “15% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50% or more”), then Penny shall pay the Penny Termination Fee, less any amount previously paid by Penny to Navy pursuant to Section 8.2(b)(ii) or Section 8.2(b)(vi), on the second Business Day following the consummation of such Acquisition Proposal;

(v)                                 if (A) (1) either party shall terminate this Agreement pursuant to Section 8.1(c) and Penny’s failure to comply with any provision of this Agreement has been the primary cause of the failure of the Effective Time to occur on or before the End Date, or (2) Navy shall terminate this Agreement pursuant to Section 8.1(e) and (B) at any time after the date hereof and before such termination there shall have been a Public Penny Proposal that was not withdrawn at least the date ten (10) Business Days prior to (x) the date of such termination (in the case of a termination pursuant to Section 8.1(e)) or (y) the Penny Stockholders Meeting (in the case of a termination pursuant to Section 8.1(c)) and (C) within 12 months of the date of such termination of this Agreement, Penny enters into any definitive agreement with respect to, or consummates, any Acquisition Proposal (provided that, for purposes of this clause (C), any reference to “15% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50% or more”), then Penny shall pay the Penny Termination Fee, less any amount previously paid by Penny to Navy pursuant to Section 8.2(b)(ii) or Section 8.2(b)(vi), on the second Business Day following the consummation of such Acquisition Proposal; and

(vi)                              if Navy shall terminate this Agreement pursuant to Section 8.1(d)(ii) or Section 8.1(e) then Penny shall reimburse Navy, up to an aggregate of $10 million, for all of the documented out-of-pocket fees and expenses incurred by Navy and its Subsidiaries in connection with this Agreement and the transactions contemplated herein, including all fees and expenses of accountants, counsel, investment banking firms or financial advisors (and their respective counsel and representatives), experts and consultants to Navy or any of its Subsidiaries in connection with this Agreement and the transactions contemplated hereby, on the second Business Day following such termination; provided that the foregoing expense reimbursement requirement shall not apply in the event Navy receives an expense reimbursement payment pursuant to Section 8.2(b)(ii).

“Public Penny Proposal” shall mean a publicly announced or publicly known Acquisition Proposal except that the reference to “15% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50% or more” and shall only include an Acquisition Proposal, directly or indirectly, with respect to Penny or its assets.

If Penny fails to pay all amounts due to Navy on the dates specified, then Penny shall pay all costs and expenses (including legal fees and expenses) incurred by Navy in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in The Wall Street Journal, from the date such amounts were required to be paid until the date actually received by Navy.  Each of the parties hereto acknowledges that any Termination Fee payable pursuant this Section 8.2(b) is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Navy in the circumstances in which such payments are due and payable and which do not involve fraud or Willful and Material Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision.  In no event shall Navy be entitled to the Penny Termination Fee on more than one occasion.

(c)                                  If Penny shall terminate this Agreement pursuant to Section 8.1(f) then Navy shall reimburse Penny, up to an aggregate of $10 million, by wire transfer of immediately available funds to such accounts as Penny may designate, for all of the documented out-of-pocket fees and expenses incurred by Penny and its Subsidiaries in connection with this Agreement and the transactions contemplated herein, including all fees and expenses of accountants, counsel, investment banking firms or financial advisors (and their respective counsel and representatives), experts and consultants to Navy or any of its Subsidiaries in connection with this Agreement and the transactions contemplated hereby, on the second Business Day following such termination.

If Navy fails to pay all amounts due to Penny on the dates specified, then Navy shall pay all costs and expenses (including legal fees and expenses) incurred by Penny in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in The Wall Street Journal, from the date such amounts were required to be paid until the date actually received by Penny.

ARTICLE IX
GENERAL PROVISIONS

9.1.                            Non-survival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for those covenants and agreements that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2.                            Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by facsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a)                                 if to Navy or Red Lion, to

Nabors Industries Ltd.

Crown House

Second Floor

4 Par-la-Ville Road

Hamilton, HM 08

Bermuda

Attention:                                         Corporate Secretary

with a copy to

Nabors Corporate Services, Inc.

515 West Greegs Road, Suite 1200

Houston, Texas 66057

Attention:                                         Laura Doerre

Facsimile:                                         (281) 775-4319

Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
Attention:                                         Charles J. Conroy

Scott W. Golenbock
Facsimile:                                         (212) 530-5219

(b)                                 if to Penny, to

C&J Energy Services, Inc.

3990 Rogerdale

Houston, TX 77042

Attention: Theodore Moore

Facsimile: (713) 325-5920

with a copy to

Vinson & Elkins L.L.P.
1001 Fannin, Suite 2500
Houston, Texas  77002
Attention:                                         Jeffery B. Floyd

Stephen M. Gill
Facsimile:                                         (713) 615-5956

9.3.                            Interpretation.  When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The phrase “made available” in this Agreement shall mean that the information referred to has been made available by the party to whom such information is to be made available.  The phrases “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement.  The word “or” shall be inclusive and not exclusive.  Any pronoun shall include the corresponding masculine, feminine and neuter forms.  The phrases “known” or “knowledge” mean, with respect to either party to this Agreement, the actual knowledge of those of such party’s executive officers who have been involved in the negotiation of this Agreement.  The term “affiliate” has the meaning given to it in Rule 12b-2 of the Exchange Act, provided that from and after the Separation Date (as defined in the Separation Agreement) no member of either Group (as defined in the Separation Agreement) shall be deemed an affiliate of any member of the other Group.  The term “person” has the meaning given to it in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

9.4.                            Counterparts.  This Agreement may be executed in counterparts (including by electronic means), each of which shall be considered one and the same agreement and this Agreement shall become effective when a counterpart signed by each party shall be delivered to the other party, it being understood that both parties need not sign the same counterpart.

9.5.                            Entire Agreement; No Third Party Beneficiaries.  This Agreement (including the documents and the instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement in accordance with their terms and (b) is not intended to confer upon any person other than the parties any rights or remedies hereunder, except (i) as provided in Section 6.10 (which is intended for the benefit of only the persons specifically named therein), for Section 9.5, Section 9.9, Section 9.11, Section 9.12 and Section 9.14 (which are intended for the benefit of the Financing Sources and other Financing Related Parties and without whose consent such Sections may not be amended in any way adverse to the Financing Sources or any other Financing Related Parties), and (iii) following the Effective Time, the rights of holders of Penny Common Stock, the Penny Stock Options, Restricted Penny Shares, Penny Share Units and Navy Stock Options to receive the Merger Consideration, Adjusted Option, Navy Adjusted Option or other consideration, as applicable.

9.6.                            Governing Law.  This Agreement and all disputes or controversies arising out of or relating to this Agreement or the Merger shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of law principles of the State of New York (except that all provisions of this Agreement relating to the approval and effects of the Merger, the conversion of capital stock in the Merger, and any other matters relating to the internal corporate governance of Penny or Merger Sub or to which Delaware law otherwise applies by reason of the internal affairs doctrine shall be governed by the internal laws of the State of Delaware and matters relating to the issuance of Red Lion Common Shares, and to the legal duties of the Board of Directors of Red Lion, the Board of Directors of Navy and their respective members shall be governed by the internal laws of Bermuda).

9.7.                            Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.8.                            Assignment.  Neither this Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned by either party (whether by operation of law or otherwise) without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

9.9.                            Submission to Jurisdiction.

(a)                                 Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the courts of the State of New York located in the City of New York, Borough of Manhattan, or of the United States of America sitting in the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby for any reason other than the failure to serve process in accordance with this Section 9.9, and irrevocably waive the defense of an inconvenient forum or an improper venue to the maintenance of any such action or proceeding.  Any service of process to be made in such action or proceeding may be made by delivery of process in accordance with the notice provisions contained in Section 9.2.  The consents to jurisdiction set forth in this Section 9.9 shall not constitute general consents to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section 9.9 and shall not be deemed to confer rights on any person other than the parties.  The parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.  In addition, each of the parties hereto agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and irrevocably waives any and all right to trial by jury with respect to any action related to or arising out of this Agreement or the Merger.

(b)                                 NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, EACH OF THE PARTIES HERETO AGREES THAT IT WILL NOT BRING OR SUPPORT ANY ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM OR THIRD-PERSON

CLAIM OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR IN EQUITY, AGAINST THE FINANCING SOURCES IN ANY WAY RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE RED LION FINANCING IN ANY FORUM OTHER THAN THE SUPREME COURT OF THE STATE OF NEW YORK, COUNTY OF NEW YORK, OR, IF UNDER APPLICABLE LAW EXCLUSIVE JURISDICTION IS VESTED IN THE FEDERAL COURTS, THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK (AND APPELLATE COURTS THEREOF).

9.10.                     Enforcement.

(a)                                 The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached.  It is accordingly agreed that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek and obtain (on behalf of themselves and the third-party beneficiaries of this Agreement) (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an Injunction, restraining such breach or threatened breach.  No party or any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.10, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(b)                                 Notwithstanding anything in this Agreement to the contrary, Navy shall be entitled to seek and obtain specific performance of Penny’s obligations to consummate the Merger only in the event each of the following conditions has been satisfied:  (i) all of the conditions set forth in Section 7.1 and Section 7.3 (other than those conditions that by their nature are to be satisfied at the Closing but that are expected to be satisfied at the Closing) have been satisfied or, to the extent permitted by applicable law, waived by the party having the right to waive such conditions); (ii) the third Business Day immediately following the final day of the Marketing Period has occurred; (iii) the Red Lion Financing has been funded or will be funded at Closing; and (iv) Navy has confirmed in a written notice to Penny that if specific performance is granted and the Red Lion Financing is funded, then Navy stands ready, willing and able to close.  For the avoidance of doubt, in no event shall Navy be entitled to enforce or seek to enforce specifically Penny’s obligations to consummate the Merger if the Red Lion Financing has not been funded.  Each of the parties hereby further waives (A) any defense in any action for specific performance that a remedy at law would be adequate and (B) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

9.11.                     WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR ANY AGREEMENT OR OTHER ARRANGEMENT ENTERED INTO WITH ANY FINANCING SOURCES IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING DIRECTLY INVOLVING ANY MATTERS

(WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR ANY AGREEMENT OR OTHER ARRANGEMENT ENTERED INTO WITH ANY FINANCING SOURCES.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12.                     Amendment.  This Agreement may be amended by the parties at any time before or after approval of the matters presented in connection with this Agreement by the shareholders of Penny, but, after any such approval, no amendment shall be made which by law requires further approval by such shareholders without such further approval.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.  Notwithstanding the foregoing, no amendment to Section 9.5, Section 9.9, Section 9.11, Section 9.12 or Section 9.14 that is in any way adverse to the Financing Sources or any other Financing Related Parties shall be effective except with the prior written consent of the Financing Sources to such amendment.

9.13.                     Extension; Waiver.  At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Board of Directors, may, to the extent permitted by applicable law, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.  The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.  No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.  Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

9.14.                     Provisions Related to the Financing Sources.  Notwithstanding anything herein to the contrary, each of Navy and Red Lion agrees that neither it, USHC, Merger Sub, Blue or Royal nor any of their former, current or future officers, directors, managers, employees, members, partners, agents or other representatives and Affiliates (collectively, “Navy Related Parties”), shall have any claim against any Financing Source, any lender participating in the Red Lion Financing or any of their respective former, current or future general or limited partners, stockholders, managers, members, agents, representatives, Affiliates, successors or assigns (collectively, “Financing Related Parties”), nor shall any Financing Related Party have any liability whatsoever to any Navy Related Party, in connection with the Red Lion Financing or in any way relating to this Agreement, any of the transactions contemplated hereby or the Red Lion Financing or the performance of services by any Financing Related Party with respect to the foregoing, whether at law, in equity, in contract, in tort or otherwise, in each case, whether arising, in whole or in part, out of comparative, contributory or sole negligence by any Financing Related Party.  Notwithstanding anything to the contrary in this Agreement, (a) no amendment or modification to this Section 9.14 (or amendment or modification with respect to any related definitions as they affect this Section 9.14) shall be effective without the prior written consent of each Financing Source or other Financing Related Party and (b) each Financing Source and other Financing Related Party shall be an express third party beneficiary of, and shall have the right to enforce, this Section 9.14. Each of the parties hereto agrees that, Section 9.6 notwithstanding, the provisions of this Section 9.14 shall be interpreted, and any action relating to this provision, shall be governed by the laws of the State of New York. This Section 9.14 is intended to benefit and may be enforced by the Financing Sources and the other Financing Related Parties. For purposes hereof, “Financing Sources” means the financial institutions that have committed to provide or otherwise entered into agreements in connection with the Red Lion Financing in connection with the transactions contemplated by this Agreement, including the parties named in the Red Lion Commitment Letter, any joinder agreements and the fee letter contemplated therein (and their respective successors and permitted assigns).

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first set forth above.

NABORS INDUSTRIES LTD.

By:	/s/ Mark D. Andrews
Name: Mark D. Andrews
Title: Corporate Secretary

NABORS RED LION LIMITED

By:	/s/ Mark D. Andrews
Name: Mark D. Andrews
Title: Director

C&J ENERGY SERVICES, INC.

By:	/s/ Joshua E. Comstock
Name: Joshua E. Comstock
Title: Founder, Chairman of the Board and Chief Executive Officer